MANPA

04 FEB -9 AM 7:21

Rule 12g3-2 (b) File N° 82-4240

Caracas January 31th, 2003

04012655

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA REPUBLICA DE VENEZUELA

04 FEB -9 AM 7:21

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[There is a handwritten text that reads as follows: "Come for the Prospectus on Monday (already authorized). Thank you." There is a wet seal that reads as follows: " National Securities and Exchange Commission. 2003 Nov 21 AM 11:52 FILE RECEIVED.")

Caracas, November 21, 2003

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: Dr. Aida Lamus

Attached hereto please find the certification of the conditions and fashions and others for the First Series of Issuance of Commercial Papers 2003-I at bearer of Manufacturas de Papel C.A. (MANPA) S.A.CA.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 2335 – 901 22 45

Fax 901 23 17

Translator's Note:

INTERPRETE PUBLICO 2

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 Nov 21 AM 11:48 FILE RECEIVED."---------------------

[Letterhead of MANPA]

Caracas, November 21, 2003.

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Finance Corporate Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and pursuant to the powers vested upon me by record of the Board of Directors dated June 27, 2003 do hereby declare that:

The conditions, fashions and others for the First Series of issuance of Commercial Papers 2003-I are the following:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Eight Thousand Million Bolivars (Bs.8,000,000,000.00).

Total amount of the First Series:

Four Thousand Million Bolivars (Bs.4,000,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent.

Valores Vancred Casa de Bolsa, S.A.

This series is represented by a Sole Bond amounting to Bs.4,000,000,000.00, which is in custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in charge will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance: Caracas, November 27, 2003.

Maturity Date:

Caracas, February 26, 2004

Term:

91 days.

Placement price:

At discount.

Yielding:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning the placement, which will be published by a newspaper ad on the day of placement. It will be calculated based on a month of thirty (30) days, year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Psio 11, Chacaíto – Caracas, Phone 9012245.

It is hereby understood that primary placement of series which characteristics have been described will be carried out on November 27, 2003 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from November 27, 2003.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vcie-President.

jlovera@manpa.com.ve

Pone 901 2335 Fax: 901 2317

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 Nov 21 AM 11:49 FILE RECEIVED."---------------------

Caracas, November 21, 2003

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

REPÚBLICA DE VENEZUELA 4 INTERPRETE PUBLICO

City.-

Attention: Dr. Aida Lamus

Attached hereto please find one (1) original and three (3) copies of the newspaper ad corresponding to Issuance 2003-I of Commercial Papers at bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. for their approval and bearing of the respective seal of *Publicity Authorized by the National Securities and Exchange Commission.*

Should you have any further question please do not hesitate to contact me,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 2335 – 901 22 45

Fax 901 23 17

Translator's Note:

"National Securities and Exchange Commission. 2003 Nov 21 AM 11:49 FILE RECEIVED."--

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2003-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of August 7, 2002 as per Resolution No.122-2002 for an amount of Bs.8,000,000,000.00 or its equivalent in US dollars and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 27, 2001 approved and empowered the Board of Directors to set the terms

and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 884 held on February 22, 2002.

On April 30, 2003 MANPA Finance Corporate Vice-President by the powers vested upon him by meeting of the Board of Directors held on February 22, 2002 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

Bs.5,000,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.5,000,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A., Banco Universal

PLACEMENT PRICE: At discount	**YIELDING**
PLACE AND DATE OF ISSUANCE:	*****%**
Caracas, May 15, 2003	
MATURITY DATE:	**360-day basis**
Caracas, September 12, 2003	
TERM:	**120 days**
AMOUNT OF INVESTMENT:	**Par value payable upon maturity**

CLASIFICADORES ASOCIADOS S&S, C.A. SOCIEDAD CALIFICADORA DE RIESGO

Category B: Sub-category B1

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A" Sub-category A2

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

In case a series of Commercial Papers in US dollars is issued and a foreign exchange control is established, the issuer will pay in US dollars when due provided that there is a

INTERPRETE PUBLICO 6

legal market to purchase foreign currency. If there is no such market the issuer will pay in bolivars at the official exchange rate.

PLACEMENT AT BIGGER EFFORTS

PLACEMENT AGENT

VALORES VENCRED

CASA DE BOLSA, S.A.

[address]

Please request the aforementioned Placement Agent the aforementioned Issuance Prospectus authorized by the National Securities and Exchange Commission. Primary placement of bonds will begin on May 15, 2003 and have a term of 15 continuous days.

Translator's note:

At the upper right margin of both the letter and the public offer there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 November 21 AM 11:50. FILE RECEIVED."---

[Letterhead of MANPA]

Caracas, November 21, 2003

Messr.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: Dra. Aida Lamus

Attached hereto please find ten prospectus corresponding to Issuance 2003-I of Commercial Papers at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A. for approval and stamp of relevant seal of *Authorized Publication by the National Securities Commission.*

Should you have any further information please do not hesitate to contact me,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 2335 – 901 22 45

Fax 901 23 17

Translator's note:

At the upper right margin of this letter there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 November 21 AM 11:43. FILE RECEIVED."---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 10th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

2003 NOV 21 AM 11:48
ARCHIVO
RECIBIDO

Caracas, 21 de Noviembre de 2003

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Dra. Aida Lamus

Anexo a la presente sírvase encontrar la certificación de las condiciones y modalidades y demás para la Primera Serie de la emisión de Papeles Comerciales 2003-I al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 23 35 – 901 22 45
Fax 901 23 17

MANPA

COMISIÓN ... DE VALORES

2003 NOV 21 AM 11:48

ARCHIVO RECIBIDO

Caracas, 21 de noviembre de 2003

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 27 de junio de 2003 declaro:

Las condiciones, modalidades y demás para la Primera Serie de la emisión de Papeles Comerciales 2003-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Ocho Mil Millones de Bolívares con 00/100 (Bs. 8.000.000.000,00)
Monto total de la Primera serie :	Cuatro Mil Millones de Bolívares (Bs. 4.000.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación Valores Vencred Casa de Bolsa S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 4.000.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 27 de noviembre de 2003
Fecha de vencimiento:	Caracas, 26 de febrero de 2004
Plazo:	91 días
Precio de la colocación:	A descuento

MANPA

Rendimiento: El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)

Lugar de pago: El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012245

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 27 de noviembre de 2003 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" Emanadas de la Comisión Nacional de Valores.

Plazo de oferta: Quince (15) días continuos a partir del 27 de noviembre de 2003.

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17

MANPA

COMISION NACIONAL DE VALORES

2003 NOV 21 AM 11:49

ARCHIVO RECIBIDO

Caracas, 21 de Noviembre de 2003.

Señores:
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Att.- Dra. Aida Lamus

Anexo a la presente sírvase encontrar un (01) original y tres (03) copias del Aviso de Prensa correspondiente a la Emisión 2003-I de Papeles Comerciales al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A., para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores.*

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 23 35 – 901 22 45
Fax 901 23 17

MANPA

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR
EMISION 2002-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 07 de agosto de 2.002 según Resolución No. 122-2002, por un monto de Bs. 8.000.000.000,00 o su equivalente en dólares de los Estados Unidos de América y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 27 de abril de 2.001 aprobó y facultó a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No. 884 celebrada el 22 de Febrero de 2.002.
El Vicepresidente Corporativo de Finanzas de MANPA, el 30 de abril de 2.003, mediante atribuciones conferidas en reunión de Junta Directiva del 22 de febrero de 2.002, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE III
BS. 5.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs.5.000.000.000, oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal, en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

LUGAR Y FECHA DE EMISION: Caracas, 15 de mayo de 2003
FECHA DE VENCIMIENTO: 12 de septiembre de 2003
PLAZO: 120 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

Rendimiento
XXXXX anual
Base 360 días

CALIFICACION DE RIESGO

CLASIFICADORES ASOCIADOS S&S, C. A. SOCIEDAD CALIFICADORA DE RIESGO	Categoría B; Sub-Categoría B1
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C. A.	Categoría A; Sub-Categoría A2

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mìnimo de la inversiòn no podrà ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

En caso de que se emita una serie de Papeles Comerciales en dólares de los Estados Unidos de América y se estableciere un control de cambios, el emisor cancelara a su vencimiento en dólares de los Estados Unidos de América siempre y cuando exista un mercado legal donde se puedan adquirir las divisas. En caso de no existir ese mercado el emisor cancelara en bolívares a la tasa de cambio oficial.

COLOCACION EN BASE A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALÒRES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.67.21 al 23

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores al Agente de Colocación antes señalado.La colocación primaria de los títulos se iniciará el 15 de mayo de 2.003, con un plazo de 15 días continuos.

MANPA

COMISION NACIONAL DE VALORES
2003 NOV 21 AM 11:43
ARCHIVO
RECIBIDO

Caracas, 21 de Noviembre de 2003

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Dra. Aida Lamus

Anexo a la presente sírvase encontrar diez prospectos correspondientes a la Emisión 2003-I de Papeles Comerciales al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A. para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores*.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 23 35 – 901 22 45
Fax 901 23 17

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

Caracas, October 20, 2003.

Citizen

President of the **National Securities and Exchange Commission**.

Your Office.

We do hereby inform you that in **Special Shareholders' Meeting** of my principal, held on **October 17, 2003**, a **cash bonus amounting to five bolivars (Bs.5.00)** per share was agreed for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 and the setting of the registry dates and payment was delegated to the Board of Directors, which in Meeting No.908 dated October 17, 2003 established November 7, 2003 as registry date (limit transaction date with benefit) that corresponds to the fifth business day following publication of the notice of dividends in two (2) major national newspapers, prior authorization by the National Securities and exchange Commission, and November 14, 2003 as payment date (limit date of registration of benefit), which corresponds to the fifth business day following the registry date, in one sole portion.

For the purposes of obtaining authorization from this entity, we do hereby enclose a copy of the notice of the decree of special cash dividend of Five Bolivars (Bs.5.00) per share.

We do hereby make this participation pursuant to the provisions of Ordinal 2nd, Article 4th, of the "Regulations for Periodical or Occasional Financial Information to be provided by Companies which Securities are registered with the National Securities Registry."

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible. President.

Enclose:

✓ Model of Notice

✓ Certificate of Minutes of Shareholders' Meeting.

✓ Certificate of Minutes of Shareholders' Meeting dated October 17, 2003.

✓ Balances 2002 and Movement Statements of Equity Accounts, No Consolidated.

Lawyer Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Urb. El Bosque – Phone: 9012307 – Fax: 901.2410 E-mail: ngonzalez@manpa.com.ve -------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in Meeting No. 908 dated October 17, 2003 decided to establish the registry dates and payment of dividends, complying with approval dated October 17, 2003 by the Special General Shareholders' Meeting that declared a cash bonus of Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 corresponding to shareholders registered on the fifth business day following publication of the notice of dividends in two (2) major national newspapers, that

is November 7, 2003 (limit date of registration of benefit), payable at the fifth business day following that date, that is from November 14, 2003 (limit date of registration of benefit), in one sole portion.

Dividends will be paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The present publication was authorized by the National Securities and Exchange Commission in Official Communication No. CNV-OP (blank) dated (blank) 2003, pursuant to the provisions set forth in resolution No.159-96 as of July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, November 2, 2003.---

[Letterhead of Manpa]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, a Trading Company of this domicile, do hereby **CERTIFY** "That: the Minute partially herein transcribed is a true and exact transcription of its original which is inserted in the Board of Directors Book of my principal, and textually reads as follows: "

"**Minute No. 908**: As of today, the Eighteenth (18th) day of October of the year Two Thousand Three, there gathered members of the Board of Directors: Carlos Delfino T., President; Celestino Martinez P., First Vice-President; and the Main Directors: Alfredo Travieso P., Nelson Isamit, Juan Carlos Carpio, Arnaldo Añez D., Julio Bustamante, Alicia Mariela Paparoni, Elena Delfino, and the Substitute Directors Alberto Delfino, Fernando Paparoni M., in absence of Alfredo Gómez Ruiz, and Carlos H. Paparoni M., respectively. Likewise, there were present Alejandro Delfino T., Executive President and José Gaetano Paparoni M., Advisor.

1. The Board of Directors decided to establish November 7, 2003 as registry date (limit date of transaction of benefit) and November 14, 2003 as payment date (effective date of recording benefit) for the cash bonus, approved by the Special Shareholders' Meeting gathered at the same date, which declared a cash bonus amounting to Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four

Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to Undistributed Profit Account at December 31, 2002. Dividends will be paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This Certification is issued in the city of Caracas, on the Twentieth (20th) day of October of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A.

Carlos E. Delfino T. (signed) Illegible.

Chairman of the Board of Directors --

[Letterhead of Manpa]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, a Business Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein transcribed is a true and exact transcription of its original, Minute of **Special Shareholders' Meeting** dated **October 17, 2003** which is inserted in the Shareholders Book of this company, and textually transcribed reads as follows: "As of today, the **Seventeenth (17th) day of October of Two Thousand Three (2003)** at 3:00 p.m., there gathered shareholders of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, indicated herein below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city of Caracas, in virtue of the notice published in newspapers El Nacional and El Universal, dated October 10, 2003 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital paid-in Bs.22,940,094,240.00. NOTICE. Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 17, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with

the following purposes: **SOLE ITEM**: Agreeing upon a cash bonus to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders. Shareholders are hereby informed that the documents referred to in this notice are available at the company premises from the date of publishing this notification. Caracas, October 10, 2003. For the Board of Directors. CARLOS DELFINO T. President."

There attended this meeting the shareholders listed at the bottom of this Minute, which represent **one thousand nine hundred sixty five million four hundred fifty nine thousand nine hundred forty seven (1.965.459.947) shares**, that is, more than **eighty-five percent (85%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **Sole Item of the notice** – which was read out – that is, **Agreeing upon a cash bonus to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders**. Carlos Delfino T. used his right to speak and read out the following proposal: It is hereby proposed to decree a cash bonus amounting to Five (5.00) Bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 payable to shareholders registered on the fifth business day (limit transaction date with benefit) following the notification of dividend to be published in two (2) newspapers of major national circulation from the date of the notice of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this last date (effective date of recording the benefit). Payment has to be made during the present year, in one portion.

Likewise, it is requested to delegate the Board of Directors to set the registry date and payment on the date appointed above.

Submitted to the consideration of the Meeting, the shareholders unanimously approved the foregoing proposal.

Then, the Shareholders' Meeting authorized the members of the Board of Directors so that any of them may undertake the corresponding participation with the Commercial Registry.

Having no further matter to discuss, the Minute was read out and signed by the attending shareholders in conformity, after the list."

This Certification is issued in the city of Caracas, on the Twenty (20th) day of October of the year Two Thousand Three (2003).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.--

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/17/Illegible

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

State of Quorum. Extraordinary.

Total Shareholders:	2,294,009,424
Attending Shareholders:	1,965,459,947
% Quorum:	85,678

Total Class "A" Shareholders	: 2,294,009,424
Total Class "A" Attending Shareholders	: 1,965,459,947
% Quorum Class "A"	: 85,678

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.--

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 17/10/Illegible PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Presents

Shareholder's Name	Number of Shares	%
A EZ DELFINO GUSTAVO ALFREDO	70,000	0.003
ALVAREZ GONZALEZ VICTOR SEGUNDO	363,988	0.016
ATRAMIZ VALI ELIAS	100,000	0.004
BIELINSKI MARKOWICZ REINHOLD	2,000	0.000
ELLIS GARCIA DE LA CONCHA JOHN	78,750	0.003
FEBRES PEREZ JOSE ALBERTO	1,302	0.000
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
MARQUEZ BUSTAMANTE IVAN ANTONIO	1,000	0.000
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
TRUM MORONEY JOHN MORONEY	25,000	0.001
Total Represented Shares =>	4,211,100	0.184
Total Quorum Shares =>	1,965,459,947	85.678

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.--

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ALVAREZ VICTOR			
Own shares	: ⇒	363,988	0.016
Represented shares	: ⇒	23,084,770	1.006
Total shares	: ⇒	23,448,758	1.022

Shareholder's Name		Number of Shares	%
ATRAMIS VALI ELIAS			
Own shares	: ⇒	100,000	0.004
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	100,000	0.004
AÑEZ DELFINO GUSTAVO			
Own shares	: ⇒	70,000	0.003
Represented shares	: ⇒	124,379,403	5.422
Total shares	: ⇒	124,449,403	5.425
BIELINSKI MARKOWICZ REINHOLD			
Own shares	: ⇒	2,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,000	0.000
DELFINO SUBERO VERONICA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	32,222,488	1.405
Total shares	: ⇒	32,222,488	1.405
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	1,302	0.000
Represented shares	: ⇒	0	0,000
Total shares	: ⇒	1,302	0,000
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,216,744,165	53.040
Total shares	: ⇒	1,216,744,165	53.040

Shareholder's Name		Number of Shares	%
HANY REZNICEK			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	18,394,446	0.802
Total shares	: ⇒	18,524,646	0.808

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
IBAÑEZ MANUEL			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	10,000	0.000
Total shares	: ⇒	10,000	0.000
JOHN ELLIS			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	21,433,364	0.934
Total shares	: ⇒	21,512,114	0.938
LUGO P JOSHI			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,000	0.000
Total shares	: ⇒	1,000	0.000
MARQUEZ BUSTAMANTE IVAN ANTONIO			
Own shares	: ⇒	1,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,000	0.000
SALAS DELFINO PEDRO			
Own shares	: ⇒	0	0.000

Represented shares : ⇒	47,345,234	2.064
Total shares : ⇒	47,345,234	2.064
TRAVIESO CARLOS		
Own shares : ⇒	0	0
Represented shares : ⇒	1,394,606	0.061
Total shares : ⇒	1,394,606	0.061
TRUM MORONEY JOHN MORONEY		
Own shares : ⇒	25,000	0.001
Represented shares : ⇒	0	0.000
Total shares : ⇒	25,000	0.001
VERA ALEJANDRO		
Own shares : ⇒	0	0
Represented shares : ⇒	476,239,371	20.760
Total shares : ⇒	476,239,371	20.760
General Total shares : ⇒	1,965,459,947	85.678

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
ALVAREZ VICTOR	**23,084,770**	**1.00**(Illegible)
BEE SUSAN MARY	3,100	0.00(Illegible)
CAPIELO RAYMOND SANIA CELINA	990	0.00(Illegible)
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNÁNDEZ NUBIA MARIA	400	0.000
DELFINO PARRA ELENA	138,682	0.00(Illegible)
DELFINO PARRA ELENA MARGARITA	640,490	0.028
DELFINO THORMAHLEN ALEJANDRO	3,375,904	0.14(Illegible)
GOMEZ RUIZ ALFREDO	50,442	0.002

INTERPRETE PUBLICO JUDITH Y. HERNANDEZ MORA

Shareholder's Name	Number of Shares	
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
JIMÉNEZ HERRERA ELKE DE LAS MERCEDE	800	0.000
LARRAZABAL GONZALEZ EDUARDO ELIAS	119,238	0.005
LOVERA RODRÍGUEZ JUAN ANTONIO	4,395	0.000
LOVERA VEGAS JUAN ANTONIO	1,749,272	0.076
MARTINEZ DE THOMSON JUANA CRISTINA	3,550,000	0.155
RAMÍREZ ORTIZ ANGEL JESÚS	11,428,684	0.498
RODRÍGUEZ DE LOVERA MARÍA JOSEFINA	225,400	0.010
THOMSON PETER GRAHAM	35,000	0.002
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
AÑEZ GUSTAVO	**124,379,403**	**5.422**
AÑEZ DE HERRERA SUSANA DE LA C.	78,750	0.003
AÑEZ DELFINO ARNALDO JOSE	15,245	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
BUSTILLOS DE A EZ MARÍA VICTORIA	2,121,839	0.092
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO DE AÑEZ TERESITA	78,750	0.003
DELFINO GOMEZ VIVIANNE	100,000	0.004
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONES 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES GRUPO 21 C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES SF118 C.A.	49,768,530	2.169
INVERSIONES TEDEA, C.A.	22,967,800	1.001
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030

Shareholder's Name	Number of Shares	
PAUL DELFINO ALFREDO	1,253,112	0.055
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
DELFINO SUBERO VERÓNICA	**32,222,488**	**1.405**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DELFINO SUBERO GUSTAVO ANDRES	103,244	0.005
DIANDRA HOLDING A.V.V.	5,617,374	0.245
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/17/Illegible PAGE:2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Summarized)

Shareholders' Name	Number of Shares	%
GONZALEZ NELLY	**1,216,744,165**	**53.040**
BROWN BROTHERS HARRIMAN & CO.	140,000,000	6.103
CLARIDGE, LTD	350,000,000	15.257
CONSTRUCTORA TRAMONATANA, C.A.	182,400	0.008
ENTREMENTES, C.A.	20,000	0.001
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 2838, C.A.	808,900	0.035
INVERSIONES 2838, C.A.	41,100	0.002
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	1,600,000	0.070
INVERSIONES CESCARSA, C.A.	300,000	0.013
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
LLF CAPITALES, C.A.	99,580	0.004
MADINA INVESTMENTS LTD	8,569,728	0.374
MAURY DE PAPARONI ALICIA	168,750	0.007
MILANASA LLC	169,433,930	7.386
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	679,000	0.030
PAPARONI MICALE JOSE GAETANO	150,000	0.007

Shareholder's Name	Number of Shares	%
PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005
PAPARONI SÁNCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARÍA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
THORMALEN WALLIS ELIZABETH	167,934	0.007
THREE-D INTERNATIONAL MARKETING, INC	213,592,723	9.311
VETA HOLDINGS AVV	65,175,046	2.841
WHITE SOUL CORP.	17	0.000
HANY REZNICEK	**18,394,446**	**0.802**
INVERSIONES TOMHAR,C.A	18,394,446	0.802
IBÁÑEZ MANUEL	**10,000**	**0.000**
INVERSORA FERRIBASAN, C.A.	5,000	0.000
REPRESENTACIONES REAL TESORO, C.A.	5,000	0.000
JOHN ELLIS	**21,433,364**	**0.934**
INVERSIONES 301130	976,890	0.043

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
INVERSIONES 301130, C.A.	20,456,474	0.892

Shareholder's Name	Number of Shares	
LUGO P JOSHI	**1,000**	**0.000**
CORPORACIÓN INFISA, C.A.	1,000	0.000
SALAS DELFINO PEDRO	**47,345,234**	**2.064**
INVERSIONES RODANO, C.A.	47,345,234	2.064
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
VERA ALEJANDRO	**476,239,371**	**20.760**
BEAR STEARNS SECURITIES CORP.	5,979,771	0.261
NATSCUMCO (NOMINEE FOR CITIBANK NA	470,259,600	20.499
Total Represented Shares =>	1,961,248,847	85.494
Total Quorum Shares =>	1,965,459,947	85.678

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.---

Caracas, March 24, 2003

Messrs.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Shareholders

Present

Dear Sirs:

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. appointed as per General Shareholders' Meeting dated April 27, 2001 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the Consolidated Income Statement for the period from January the 1st and December 31st, 2002.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures that we deemed necessary based on the circumstances. We also reviewed the Consolidated balance sheet, the related Income Statements, the Equity Account Movements and Cash Flows of Manufacturas de Papel,

C.A. (MANPA) S.A.C.A. and its subsidiaries, according to the report by the External Auditors of the Company as of February 12, 2003 that should be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the results from its operations by the period ended on that date, pursuant to the provisions to prepare financial statements of entities subject to control by the National Securities Commission.

We thus comply with the mission you gave us and do hereby thank you.

Sincerely,

Jacobo J. Cohen R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDING AT DECEMBER 31, 2002

RE-EXPRESSED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Expressed in thousand bolivars, except Net Profit per Share)

	2002
NET SALES	207,872,590
COST OF SALES	144,199,877
GROSS PROFIT	63,672,713
SALES EXPENSES	25,681,374
GENERAL AND ADMINISTRATIVE EXPENSES	12,208,115
	37,889,489
TRANSACTION PROFIT	25,783,224
OTHER INCOME (EXPENDITURES)	

Investment loss, net	(4,353,500)
Income from selling assets	29,945
Others – net	(4,404,003)
	(8,727,558)
INTEGRAL INCOME (COST) OF FINANCING	
Interest expenses	(8,517,927)
Interest on temporary investments	449,481
Exchange differences – net	(3,124,657)
Monetary result from exercise (REME) (sic.)	2,194,590
	(8,998,513)
PROFIT BEFORE TAXES	8,057,013
TAX PROVISION	
Income Tax	2,865,582
INCOME BEFORE PARTICIPATION IN RESULTS FROM AFFILIATES	5,191,571
PARTICIPATION IN RESULTS FROM AFFILIATE	(3,027,622)
INCOME BEFORE MINORITY INTEREST	2,163,949
MINORITY INTEREST	(86,692)
NET INCOME	2,077,257
NET INCOME PER SHARE (2,294,009,424 average)	0,91

Jacobo J. Cohén R. (signed) Illegible
Principal Commissioner
C. Admón (sic) 12,915

Isabel Quintero G. (signed) Illegible
Principal Commissioner
"C.P.C." 15,197--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDING AT DECEMBER 31, 2002

RE-STATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars)

ASSETS	2002
CURRENT ASSETS:	

Cash and cash equivalents	12,922,285
Cash and receivable accounts – net	45,777,149
Advances to suppliers and others	2,596,014
Inventories – net	41,885,742
Expenses paid in advance	515,177
Others current assets – net	9,916,112
Total current assets	113,612,479
LONG TERM SPARE PARTS INVENTORY	6,658,447
INVESTMENTS IN SUBSIDIARIES – Net	4,386,111
PROPERTIES, PLANTS AND EQUIPMENT – Net	354,409,133
DEFER CHARGES AND OTHERS ASSETS –Net	1,274,772
TOTAL	480,340,942
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdraft	8,200,000
Long-term loans current portion	6,125,000
Current portion of obligations and commercial papers	2,000,000
Documents payable	6,465,401
Accounts payable	50,978,109
Accrued expenses payable	5,824,525
Taxes payable	2,416,642
Total current Assets	82,009,677
LONG TERM LOANS	1,500,000
ISSUED CURRENT OBLIGATIONS	2,644,100
PROVISION FOR SEVERANCE BENEFITS	6,215,223
OTHER LIABILITIES AND DEFERRED CREDITS	45,629
Total liabilities	92,414,629
MINORITY INTERESTS	1,066,594
SHAREHOLDER'S EQUITY	
Share capital, 2,294,009,242 common shares of	

Bs. 10 each	91,368,874
Net Balance of retained earnings	156,925,262
Accrued result for translation from foreign subsidiary	91,966
Retained earnings:	
Legal reserve	9,136,887
Undistributed	20,182,292
Result from holding non-monetary assets	109,154,438
Total shareholder's equity	386,859,719
TOTAL	480,340,942

Jacobo J. Cohén R. (signed) Illegible
Principal Commissioner
C. Admón (sic) 12,915

Isabel Quintero G. (signed) Illegible
Principal Commissioner
C.P.C. 15,197---

Translator's Note:

There are also three consolidated statements attached hereto. --------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 29th, 2004.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO JUNE 30,2003
STATED IN CONSTANT CURRENCY AT JUNE 30, 2003
(Stated in thousand bolivars)

					Retained Earnings			
	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Legal Reserve	Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2002	22,940,094	82,470,177	181,041,243	91,966	10,541,027	23,296,836	125,923,791	446,305,134
Net income	-	-	-	-	-	5,184,780	-	5,184,780
Cash dividends	-	-	-	-	-	(11,629,481)	-	(11,629,481)
Result from holding non-monetary assets	-	-	-	-	-	-	(19,116,227)	(19,116,227)
BALANCES AT JUNE 30, 2003	22,940,094	82,470,177	181,041,243	91,966	10,541,027	16,852,135	106,807,564	420,744,206

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.
Lic. CARLOS E. DELFINO T. (signed) Illegible
President

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO JUNE 30,2003
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

		Retained Earnings		
	Capital stock	Legal Reserve	Undistributed	Total Equity
BALANCES AT DECEMBER 31, 2002	11,470,047	1,095,795	28,910,199	41,476,041
Capital increase	-	-	-	-
Net income	-	-	16,121,246	16,121,246
Cash dividends	-	-	(11,470,047)	(11,470,047)
BALANCES AT JUNE 30, 2003	11,470,047	1,095,795	33,561,398	46,127,240

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.
Lic. CARLOS E. DELFINO T. (signed) Illegible
President

REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

NUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
NSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS
-stated in constant currency at June 30, 2003
ated in thousands of bolivars)

	Capital Stock	Net Balance Capital Stock Updating	Net Balance Updated for future capital increases	Accued results for translation from foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Net balance updated of retained earnings	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
ances at December 31, 2002	105,410,271	-	181,041,243	91,966	10,541,027	-	23,296,836	125,923,791	446,305,134
nsfer to net balance updated of retained earnings	-	-	(181,041,243)	-	-	181,041,243	-	-	-
income	-	-	-	-	-		5,184,780	-	5,184,780
ued results for translation from foreign subsidiary	-	-	-	-	-		-	-	-
sh dividends	-	-	-	-	-		(11,629,481)	-	(11,629,481)
sultfrom holding non-monetary assets	-	-	-	-	-		-	(19,116,227)	(19,116,227)
ances at June 30, 2003	105,410,271	-	-	91,966	10,541,027	181,041,243	16,852,135	106,807,564	420,744,206

ANUFACTURAS DE PAPEL,C.A. (MANPA) SACA
nsolidated statement of movement of equity accounts
historical bolivars at June 30, 2003
tated in thousands of bolivars)

	Capital stock	Applicable portion to financial statements adjusted by inflation	Net Capital Sock	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Total Equity
lances at December 31, 2002	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	28,818,232	41,476,040
t income	-	-	-	-	-	16,121,246	16,121,246
cred result from translation of foreingn sundidiary	-	-	-	-	-		-
shdividends	-	-	-	-	-	(11,470,047)	(11,470,047)
t Blances at June 30, 2003	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	33,469,431	46,127,240

REPUBLICA ... VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2003 OCT 21 AM 9:57
RECIBIDO

Caracas, 20 de octubre de 2003

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Por medio de la presente les informamos que en la **Asamblea General Extraordinaria de Accionistas** de mi representada celebrada el día **17 de octubre de 2003**, se acordó decretar un **dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo)** por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, y delegó la fijación de las fechas de registro y pago en la Junta Directiva, la cual en su reunión N° 908 del 17 de octubre de 2003 estableció como fecha de registro (fecha límite de transacción con beneficio) el 7 de noviembre de 2003, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago (fecha efectiva de registro del beneficio) el 14 de noviembre de 2003 que corresponde al quinto día hábil siguiente a la fecha de registro, en una única porción.

A los efectos de obtener autorización de ese organismo, anexamos copia del aviso del decreto de dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo) por acción.

Participación que hacemos a usted conforme a lo previsto en el Ordinal 2o. del Artículo 4° de las "Normas Relativas a la Información Financiera Periódica u Ocasional que deben suministrar las Sociedades cuyos Títulos Valores se encuentren en el Registro Nacional de Valores".

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo:
- ✓ Modelo del aviso
- ✓ Certificación del Acta de Junta Directiva
- ✓ Certificación del Acta de Asamblea del 17 de octubre de 2003
- ✓ Balances 2002 y Estados de Movimiento en las Cuentas de Patrimonio, No Consolidados

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 908 de fecha 17 de octubre 2003, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 17 de octubre de 2003 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 07 de noviembre de 2003 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 14 de noviembre de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-OP-____ de fecha _______ de 2003, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 2 de noviembre de 2003

MANPA

2003 OCT 21 AM 9:57

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

> **"Acta N° 908:** Hoy, diecisiete (18) de octubre de dos mil tres, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer-Vicepresidente; y los Directores Principales: Alfredo Travieso P., Nelson Isamit, Juan Carlos Carpio, Arnaldo Añez D., Julio Bustamante, Alicia Mariela Paparoni, Elena Delfino, y los Directores Suplentes Alberto Delfino Fernando Paparoni M., en ausencia de Alfredo Gómez Ruiz, y Carlos H. Paparoni M. respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni M., Asesor.
>
> 1. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 7 de noviembre de 2003 y como fecha de pago (fecha efectiva de registro del beneficio) el 14 de noviembre de 2003 del dividendo extraordinario en efectivo, aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaito."

Certificación que expido en Caracas a los veinte (20) días del mes de octubre del año dos mil tres.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2003 OCT 21 AM 9:56

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas** de fecha **17 de octubre de 2003**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **diecisiete (17) de octubre del dos mil tres (2003)**, siendo las 03:00 p.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios EL NACIONAL y EL UNIVERSAL, de fecha 10 de octubre de 2003, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el día **17 de octubre de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente. Caracas, 10 de octubre de 2003. Por la Junta Directiva. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos sesenticinco millones cuatrocientos cincuentinueve mil novecientas cuarenta y siete (1.965.459.947) acciones**, o sea, más del **ochenta y cinco por ciento (85%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Unico de la convocatoria** – la cual fue leída -, o sea, **Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas**. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: Se propone decretar un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil

MANPA

RECIBIDO 2003 OCT 21 AM 9:56

Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una porción.
Igualmente se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a la consideración de la asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas.

Por último la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado de los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veinte (20) días del mes de octubre del año dos mil tres (2.003).

...NUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 17/10/
SATACORP

MANUFACTURA DE PAPEL MANPA
Estado del Quorum
Extraordinaria

Total Accs.	:	2.294.009.424
Accs. Pres.	:	1.965.459.947
% Quroum	:	85.678

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	1.965.459.947
% Quroum Tipo "A"	:	85.678

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17/10/
PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Presentes

2003 OCT 21 AM 9:56

RECIBIDO

Nombre Accionista	Cant. Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	70.000	0.003
ALVAREZ GONZALEZ VICTOR SEGUNDO	363.988	0,016
ATRAMIZ VALI ELIAS	100.000	0,004
BIELINSKI MARKOWICZ REINHOLD	2.000	0,000
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	1.302	0,000
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
MARQUEZ BUSTAMANTE IVAN ANTONIO	1.000	0,000
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
TRUM MORONEY JOHN MORONEY	25.000	0,001
Total Acciones Representadas =>	4.211.100	0,184
Total Acciones del Quorum =>	1.965.459.947	85,678

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17/10/
PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
ALVAREZ VICTOR				
	Acciones Propias	:=>	363.988	0,016
	Acciones Representadas	:=>	23.084.770	1,006
	Total Acciones	:=>	23.448.758	1,022
ATRAMIZ VALI ELIAS				
	Acciones Propias	:=>	100.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	100.000	0,004
AñEZ DELFINO GUSTAVO				
	Acciones Propias	:=>	70.000	0,003
	Acciones Representadas	:=>	124.379.403	5,422
	Total Acciones	:=>	124.449.403	5,425
BIELINSKI MARKOWICZ REINHOLD				
	Acciones Propias	:=>	2.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.000	0,000
DELFINO SUBERO VERONICA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	32.222.488	1,405
	Total Acciones	:=>	32.222.488	1,405
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	1.302	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.302	0,000
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.216.744.165	53,040
	Total Acciones	:=>	1.216.744.165	53,040
HANY REZNICEK				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	18.394.446	0,802
	Total Acciones	:=>	18.524.646	0,808

2003 OCT 21 AM 9:56

RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 17/10/
SATACORP PAGINA: 2

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
IBAÑEZ MANUEL				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	10.000	0,000
	Total Acciones	:=>	10.000	0,000
JOHN ELLIS				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	21.433.364	0,934
	Total Acciones	:=>	21.512.114	0,938
LUGO P JOSHI				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.000	0,000
	Total Acciones	:=>	1.000	0,000
MARQUEZ BUSTAMANTE IVAN ANTONIO				
	Acciones Propias	:=>	1.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.000	0,000
SALAS DELFINO PEDRO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	47.345.234	2,064
	Total Acciones	:=>	47.345.234	2,064
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
TRUM MORONEY JOHN MORONEY				
	Acciones Propias	:=>	25.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	25.000	0.001
VERA ALEJANDRO				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	476.239.371	20,760
	Total Acciones	:=>	476.239.371	20.760
	Total Acciones General	:=>	1.965.459.947	85,678

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17/10/
PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Detallado)

2003 OCT 21 AM 9:56

RECIBIDO

Nombre Accionista	Cant. Acciones	%
ALVAREZ VICTOR	**23.084.070**	**1,00**
BEE SUSAN MARY	3.100	0,00
CAPIELO RAYMOND SANIA CELINA	990	0,00
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
DELFINO PARRA ELENA	138.682	0,00
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
DELFINO THORMAHLEN ALEJANDRO	3.375.904	0,147
GOMEZ RUIZ ALFREDO.	50.442	0,002
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
JIMENEZ HERRERA ELKE DE LAS MERCEDE	800	0,000
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
LOVERA RODRIGUEZ JUAN ANTONIO	4.395	0,000
LOVERA VEGAS JUAN ANTONIO	1.749.272	0,076
MARTINEZ DE THOMSON JUANA CRISTINA	3.550.000	0,155
RAMIREZ ORTIZ ANGEL JESUS	11.428.684	0,498
RODRIGUEZ DE LOVERA MARIA JOSEFINA	225.400	0,010
THOMSON PETER GRAHAM	35.000	0,002
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
AñEZ DELFINO GUSTAVO	**124.379.403**	**5,422**
AñEZ DE HERRERA SUSANA DE LA C.	78.750	0,003
AñEZ DELFINO ARNALDO JOSE.	15.246	0,001
AñEZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,003
BUSTILLOS DE A EZ MARIA VICTORIA	2.121.839	0,092
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0.000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO DE AñEZ TERESITA	78.750	0,003
DELFINO GOMEZ VIVIANNE	100.000	0,004
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES GRUPO 21,C.A.	2.612	0,000
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES SF118 C.A.	49.768.530	2,169
INVERSIONES TEDEA, C.A.	22.967.800	1,001
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
PAUL DELFINO ALFREDO	1.253.112	0,055
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
DELFINO SUBERO VERONICA	**32.222.488**	**1,405**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DELFINO SUBERO GUSTAVO ANDRES	103.244	0,005
DIANDRA HOLDING A.V.V.	5.617.374	0,245
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0.971

2003 OCT 21 AM 9:56

ARCHIVO RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA : 17/10/
SATACORP — PAGINA: 2

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Resumido)

Nombre Rep./Apo.	Cant. Acciones	%
GONZALEZ NELLY	**1.216.744.165**	**53,040**
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,008
ENTREMENTES, C.A.	20.000	0,001
FUNDACION CARLOS DELFINO	100.511.658	4,381
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 199, C.A.	400.000	0,017
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 2838 C.A	808.900	0,035
INVERSIONES 2838,C.A.	41.100	0,002
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES CESCARSA. C.A.	300.000	0,013
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LLF CAPITALES, C.A.	99.850	0,004
MADINA INVESTMENTS LTD.	8.569.728	0,374
MAURY DE PAPARONI ALICIA	168.750	0,007
MILANASA LLC	169.433.930	7,386
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	679.000	0,030
PAPARONI MICALE JOSE GAETANO	150.000	0,007
PAPARONI SANCHEZ GUSTAVO	112.000	0,005
PAPARONI SANCHEZ SILVIA	112.000	0,005
PROMOCIONES CATETO, S.A.	200.000	0,009
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
TECNICA ARENAZO, C.A	22.000	0,001
THORMAHLEN WALLIS ELIZABETH	167.934	0,007
THREE-D INTERNATIONAL MARKETING,INC	213.592.723	9,311
VETA HOLDINGS A V V	65.175.046	2,841
WHITE SOUL CORP.	17	0,000
HANY REZNICEK	**18.394.446**	**0,802**
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
IBAÑEZ MANUEL	**10.000**	**0,000**
INVERSORA FERIBASAN,C.A. .	5.000	0,000
REPRESENTACIONES REAL TESORO.C.A. .	5.000	0,000
JOHN ELLIS	**21.433.364**	**0,934**
INVERSIONES 301130	976.890	0,043

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 17/10/2
PAGINA: 3

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES 301130, C.A	20.456.474	0,892
LUGO P JOSHI	**1.000**	**0,000**
CORPORACION INFISA, C.A.	1.000	0,000
SALAS DELFINO PEDRO	**47.345.234**	**2,064**
INVERSIONES RODANO, C.A.	47.345.234	2,064
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
VERA ALEJANDRO	**476.239.371**	**20,760**
BEAR STEARNS SECURITIES CORP.	5.979.771	0,261
NATSCUMCO(NOMINEE FOR CITIBANK NA	470.259.600	20,499
Total Acciones Representadas =>	1.961.248.847	85,494
Total Acciones del Quorum =>	1.965.459.947	85.678

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Caracas, 24 de Marzo de 2003.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2001, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2002.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 12 de febrero de 2003, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares. Excepto Utilidad Neta Por Acción)

	2002
VENTAS NETAS	207.872.590
COSTO DE VENTAS	144.199.877
UTILIDAD BRUTA	63.672.713
GASTOS DE VENTAS	25.681.374
GASTOS GENERALES Y ADMINISTRATIVOS	12.208.115
	37.889.489
UTILIDAD EN OPERACIONES	25.783.224
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(4.353.500)
Utilidad en venta de activos	29.945
Otros - neto	(4.404.003)
	(8.727.558)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(8.517.927)
Intereses sobre inversiones temporales	449.481
Diferencias en cambio - neto	(3.124.657)
Resultado monetario del ejercicio (REME)	2.194.590
	(8.998.513)
UTILIDAD ANTES DE IMPUESTOS	8.057.153
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	2.865.582
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	5.191.571
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(3.027.622)
UTILIDAD ANTES DE INTERESES MINORITARIOS	2.163.949
INTERESES MINORITARIOS	(86.692)
UTILIDAD NETA	2.077.257
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	0.91

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

	2002
ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	12.922.285
Efectos y cuentas por cobrar - neto	45.777.149
Anticipos a proveedores y otros	2.596.014
Inventarios - neto	41.885.742
Gastos pagados por anticipado	515.177
Otros activos circulantes - neto	9.916.112
Total activo circulante	113.612.479
INVENTARIO DE REPUESTOS A LARGO PLAZO	6.658.447
INVERSIONES EN AFILIADAS - Neto	4.386.111
PROPIEDADES, PLANTA Y EQUIPO - Neto	354.409.133
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.274.772
TOTAL	480.340.942
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	8.200.000
Porción circulante de préstamos a largo plazo	6.125.000
Porción circulante de obligaciones y papeles comerciales	2.000.000
Documentos por pagar	6.465.401
Cuentas por pagar	50.978.109
Gastos acumulados por pagar	5.824.525
Impuestos por pagar	2.416.642
Total pasivo circulante	82.009.677
PRESTAMOS A LARGO PLAZO	1.500.000
OBLIGACIONES EMITIDAS EN CIRCULACION	2.644.100
APARTADO PARA PRESTACIONES SOCIALES	6.215.223
OTROS PASIVOS Y CREDITOS DIFERIDOS	45.629
Total pasivo	92.414.629
INTERESES MINORITARIOS	1.066.594
PATRIMONIO	
Capital Social, 2.294.009.424 acciones comunes de Bs. 10 cada una	91.368.874
Saldo neto actualizado de utilidades retenidas	156.925.262
Resultado acumulado por traducción de filial extranjera	91.966
Utilidades retenidas:	
Reserva Legal	9.136.887
No distribuidas	20.182.292
Resultado por tenencia de activos no monetarios	109.154.438
Total patrimonio	386.859.719
TOTAL	480.340.942

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2003
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2003
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de pago de dividendos en acciones de Manpa o de subsisiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	82.470.177	181.041.243	91.966	10.541.027	23.296.836	125.923.791	446.305.134
Utilidad neta	-	-	-	-	-	5.184.780		5.184.780
Dividendos en efectivo	-	-	-	-	-	(11.629.481)		(11.629.481)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(19.116.227)	(19.116.227)
SALDOS AL 30 DE JUNIO DE 2003	22.940.094	82.470.177	181.041.243	91.966	10.541.027	16.852.135	106.807.564	420.744.206

...UFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

2003 OCT 21 AM 9: 56
ARCHIVO
RECIBIDO

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2003
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

		Utilidades retenidas		
	Capital social	Reserva legal	No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2002	11.470.047	1.095.795	28.910.199	41.476.041
Aumentos de capital	-	-	-	-
Utilidad neta	-	-	16.121.246	16.121.246
Dividendos en efectivo	-	-	(11.470.047)	(11.470.047)
SALDOS AL 30 DE JUNIO DE 2003	11.470.047	1.095.795	33.561.398	46.127.240

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic CARLOS E. DELFINO T.
Presidente

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Estado consolidado de movimiento en las cuentas de patrimonio
Reexpresado en moneda constante del 30 de junio de 2003
(Expresado en miles de bolivares)

	Capital social	Saldo neto Actualizacion del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado Acumulado por traduccion de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
Saldos al 31 de diciembre de 2002	105.410.271	-	181.041.243	91.966	10.541.027	-	23.296.836	125.923.791	446.305.134
Traspaso a saldo neto actualizado de utilidades retenidas	-	-	(181.041.243)	-	-	181.041.243	-		-
Utilidad neta	-	-	-	-	-	-	5.184.780	-	5.184.780
Resultado acumulado por traducción de filial extranjera	-	-	-	-	-	-	-		-
Dividendos en efectivo	-	-	-	-	-	-	(11.629.481)	-	(11.629.481)
Resultados por tenencia de activos no monetarios	-	-	-	-	-	-	-	(19.116.227)	(19.116.227)
Saldos al 30 de junio de 2003	105.410.271	-	-	91.966	10.541.027	181.041.243	16.852.135	106.807.564	420.744.206

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Estado consolidado de movimiento en las cuentas de patrimonio
En bolivares historicos al 30 de junio de 2003
(Expresado en miles de bolívares)

	Capital social	Porciòn aplicable a los estados financieros ajustados por inflaciòn	Capital social neto	Resultado acumulado por traducciòn de filial extranjera	Utilidades Retenidas: Reserva legal	Utilidades Retenidas: No distribuidas	Total patrimonio
Saldos al 31 de diciembre de 2002	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	28.818.232	41.476.040
Utilidad neta	-	-	-	-	-	16.121.246	16.121.246
Resultado acumulado por traducción de filial extranjera	-	-	-	-	-	-	-
Dividendos en efectivo	-	-	-	-	-	(11.470.047)	(11.470.047)
Saldos al 30 de junio de 2003	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	33.469.431	46.127.240

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

04 FEB -9 7:21

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of Manpa]

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

For the purposes of its dully approval, I attach hereto notification for a Special Shareholders' Meeting of this company that will be published in the local newspapers, on a date that has been set for October 17, 2003 and which sole purpose is to submit to the shareholders the proposal by the Board of Directors to decree an extraordinary cash dividend. Likewise, we attach hereto the following documents:

- Financial statements, years ended at December 31, 2002.
- Certification No.907 dated 9/26/03 of record by the Board of Directors.
- Proposal to be submitted by the Board of Directors.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS DELFINO T.

President.

Enclose as indicated ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 17, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing upon a special cash dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the documents referred to herein are at their disposal at the company premises from the date of publishing this notification.

Caracas, October 10, 2003.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T.

Chairman.---

Caracas, March 24, 2003.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present.

Dear sirs:

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. appointed as per General Shareholders' Meeting dated April 27, 2001 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the Consolidated Income Statement for the period from January the 1st and December 31st, 2002.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures that we deemed necessary based on the circumstances. We also reviewed the Consolidated balance sheet, the related Income Statements, the Equity Account Movements and Cash Flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries, according to the report by the External Auditors of the Company as of February 12, 2003 that should be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the results from its operations by the period ended on that date, pursuant to the provisions to prepare financial statements of entities subject to control by the National Securities and Exchange Commission.

We thus comply with the mission you gave us and do hereby thank you.

Sincerely,

Jacobo J. Cohen R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.915

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2002

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars except Net income per share)

	2002
NET SALES	207,872,590
SALES COST	144,199,877
GROSS INCOME	63,672,713
SALES EXPENSES	25,681,374

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

OVERHEADS AND ADMINISTRATIVE EXPENSES	12,208,115.
	37,889,489
OPERATING INCOME	25,783,224
OTHER INCOME (DISBURSEMENTS):	
Loss in investments, net	(4,353,500)
Income from selling assets	29,945
Others – net	(4,404,003)
	(8,727,558)
TOTAL INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(8,517,927)
Interests on temporary investments	449,481
Exchange differences – net	(3,124,657)
Monetary result from fiscal year (REME)	2,194,590
	(8,998,513)
INCOME BEFORE TAXES	8,057,153
TAX PROVISION	
Income tax	2,865,582
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE	5,191,571
PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	(3,027,622)
INCOME BEFORE MINORITY INTERESTS	2,163,949
MINORITY INTERESTS	(86,692)
NET INCOME	2,077,257
NET INCOME PER SHARE (2,294,009,424 average shares)	0.91

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2002

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars)

	2002
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	12,922,285
Bills and accounts receivable, net	45,777,149,
Advances to suppliers and others	2,596,014
Inventories –net	41,885,742
Expenses paid in advance	515,177
Other current assets – net	9,916,112
TOTAL CURRENT ASSETS	113,612,479
LONG-TERM SPARE PARTS INVENTORY	6,658,447
INVESTMENTS IN AFFILIATES – net	4,386,111
PROPERTY, PLANT AND EQUIPMENT – Net	354,409,133
DEFERRED CHARGES AND OTHER ASSETS – Net	1,274,772
TOTAL	480,340,942
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	8,200,000
Current portion of long-term loans	6,125,000
Current portion of obligations and commercial papers	2,000,000
Documents payable	6,465,401
Accounts payable	50,978,109

INTERPRETE PUBLICO

Accrued expenses payable	5,824,525
Taxes payable	2,416,642
Total current liabilities	82,009,677
LONG-TERM LOAN	1,500,000
CURRENT OBLIGATIONS ISSUED	2,644,100
PROVISION FOR SEVERANCE BENEFITS	6,215,223
OTHER LIABILITIES AND DIFFERED CREDITS	45,629
Total liabilities	92,414,629
MINORITY INTERESTS	1,066,594
SHAREHOLDERS' EQUITY	
Capital stock 2,294,009,424 common shares of Bs.10 each	91,368,874
Net updated balance of retained earnings	156,925,262
Accumulated result for translation from foreign subsidiary	91,966
Retained earnings:	
Legal reserve	9,136,887
Undistributed	20,182,292
Result from holding non-monetary assets	109,154,438
Total shareholders' equity	386,859,719
TOTAL	480,340,942

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 --

[Letterhead of Manpa]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, a Trading Company of this domicile, do hereby **CERTIFY** "That: the Minute

partially herein transcribed is a true and exact transcription of its original which is inserted in the Board of Directors Book of my principal, and textually reads as follows: " "**Minute No. 907**: As of today, the Twenty-Sixth (26th) day of September of the year Two Thousand Three, there gathered members of the Board of Directors: Carlos Delfino T., President; Celestino Martinez P., First Vice-President; Carlos H. Paparoni M., Second Vice-President; and Main Directors: Juan Carlos Carpio, Arnaldo Añez D., Julio Bustamante, Nelson Isamit, Elena Delfino P. and Deputy Directors: Alberto Delfino T. and Fernando Paparoni M. in absence of Alfredo Gómez Ruiz and Alicia M. Paparoni M., respectively. Likewise, there were present Alejandro Delfino T., Executive President and Deputy Director in absence of and José Gaetano Paparoni M., Advisor.

3. The Board of Directors agreed to call for a Special Shareholder's Meeting to be held on October 17, 2003 at 3:00 p.m. for the following purposes: First: Submitting to the consideration of shareholders to decree a special cash dividend of five bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Second: Delegating to the Board of Directors the setting of registry and payment dates to shareholders."

This certification is issued in Caracas on the thirty (30) day of September of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS DELFINO T.

Chairman.---

[Letterhead of Manpa]

<u>SPECIAL SHAREHOLDERS' MEETING.</u>

OCTOBER 17, 2003

PROPOSALS

SOLE ITEM OF THE NOTIFICATION.- Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of five bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment needs to be made during the present year, in one portion.

Likewise, it is hereby requested to delegate on the Board of Directors to set the date to registry and pay under the aforementioned terms. --

Translator's Note:

At the upper right margin of each folio in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 September 30 PM 2:20. FILE. RECEIVED." ---

The foregoing is the true and exact translation of the attached document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 23, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A V
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2003 SEP 30 PM 2:20
RECIBIDO

Caracas, 29 de septiembre de 2003

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

A los fines de su debida aprobación, me permito acompañarle convocatoria que será publicada en la prensa local para la **Asamblea General Extraordinaria de Accionistas** de esta compañía, cuya fecha ha sido fijada para el **17 de octubre de 2003**, cuyo único objeto es someter a los accionistas la proposición de la Junta Directiva para el decreto de un dividendo extraordinario en efectivo. Asimismo, anexamos los siguientes documentos:

- Estados Financieros, años terminados el 31 de diciembre de 2002.
- Certificación del acta de Junta Directiva N° 907 del 26.09.03.
- Proposición que presentará la Junta Directiva.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ver
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2003 SEP 30 PM 2:20

ARCHIVO
RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 17 de octubre de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO:

Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 10 de octubre de 2003

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

2003 SEP 30 PM 2: 20

RECIBIDO

Caracas, 24 de Marzo de 2003.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2001, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2002.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 12 de febrero de 2003, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

2003 SEP 30 PM 2:21

ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2002
VENTAS NETAS	207.872.590
COSTO DE VENTAS	144.199.877
UTILIDAD BRUTA	63.672.713
GASTOS DE VENTAS	25.681.374
GASTOS GENERALES Y ADMINISTRATIVOS	12.208.115
	37.889.489
UTILIDAD EN OPERACIONES	25.783.224
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(4.353.500)
Utilidad en venta de activos	29.945
Otros - neto	(4.404.003)
	(8.727.558)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(8.517.927)
Intereses sobre inversiones temporales	449.481
Diferencias en cambio - neto	(3.124.657)
Resultado monetario del ejercicio (REME)	2.194.590
	(8.998.513)
UTILIDAD ANTES DE IMPUESTOS	8.057.153
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	2.865.582
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	5.191.571
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(3.027.622)
UTILIDAD ANTES DE INTERESES MINORITARIOS	2.163.949
INTERESES MINORITARIOS	(86.692)
UTILIDAD NETA	2.077.257
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	0,91

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

ACTIVO	**2002**
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	12.922.285
Efectos y cuentas por cobrar - neto	45.777.149
Anticipos a proveedores y otros	2.596.014
Inventarios - neto	41.885.742
Gastos pagados por anticipado	515.177
Otros activos circulantes - neto	9.916.112
Total activo circulante	113.612.479
INVENTARIO DE REPUESTOS A LARGO PLAZO	6.658.447
INVERSIONES EN AFILIADAS - Neto	4.386.111
PROPIEDADES, PLANTA Y EQUIPO - Neto	354.409.133
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.274.772
TOTAL	480.340.942
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	8.200.000
Porción circulante de préstamos a largo plazo	6.125.000
Porción circulante de obligaciones y papeles comerciales	2.000.000
Documentos por pagar	6.465.401
Cuentas por pagar	50.978.109
Gastos acumulados por pagar	5.824.525
Impuestos por pagar	2.416.642
Total pasivo circulante	82.009.677
PRESTAMOS A LARGO PLAZO	1.500.000
OBLIGACIONES EMITIDAS EN CIRCULACION	2.644.100
APARTADO PARA PRESTACIONES SOCIALES	6.215.223
OTROS PASIVOS Y CREDITOS DIFERIDOS	45.629
Total pasivo	92.414.629
INTERESES MINORITARIOS	1.066.594
PATRIMONIO	
Capital Social, 2.294.009.424 acciones comunes de Bs. 10 cada una	91.368.874
Saldo neto actualizado de utilidades retenidas	156.925.262
Resultado acumulado por traducción de filial extranjera	91.966
Utilidades retenidas:	
Reserva Legal	9.136.887
No distribuidas	20.182.292
Resultado por tenencia de activos no monetarios	109.154.438
Total patrimonio	386.859.719
TOTAL	480.340.942

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANPA

2003 SEP 30 PM 2:21

RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 907:** Hoy, veintiséis (26) de septiembre de dos mil tres, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni M., Segundo Vicepresidente; y los Directores Principales: Juan Carlos Carpio, Arnaldo Añez D., Julio Bustamante, Nelson Isamit, Elena Delfino y los Directores Suplentes Alberto Delfino T., y Fernando Paparoni M., en ausencia de Alfredo Gómez Ruiz, y Alicia M. Paparoni M. respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y Director Suplente en ausencia de Alfredo Travieso y José Gaetano Paparoni M., Asesor.

3. La Junta Directiva, acordó convocar a una Asamblea General Extraordinaria de Accionistas a celebrarse el día 17 de octubre de 2003 a las 3:00 p.m. con los siguientes objetos: Primero: Someter a la consideración de los accionistas el decreto de un dividendo extraordinario en efectivo de cinco bolívares (Bs.5,00) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, (fecha efectiva de registro del beneficio). Segundo: Delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas"

Certificación que expido en Caracas a los treinta (30) días del mes de septiembre del año dos mil tres.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2003 SEP 30 PM 2: 21

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
17 DE OCTUBRE DE 2003

RECIBIDO

PROPOSICION

PUNTO UNICO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en la oportunidad señalada.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

El Universal. National Award of Journalism, Mention Design: Prize to Excellence by the "SND". Sunday, November 2, 2003. Caracas, Venezuela. Year XCIV – No.33.877 – Legal Deposit PP-I9090IDF43

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

04 FEB -5 AM 7:21

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.908 dated October 17, 2003 decided to set the record dates and payment of dividends, giving effect to that approved as of October 17, 2003 by the Special Shareholders' Meeting, which decreed an extraordinary dividend of Five Bolivars (Bs.5.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is, on November 7, 2003 (limit transaction date with profit), payable on

the fifth business day following that date, that is from November 14, 2003 (effective record date with profit), in one sole portion.

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication by official communication No.CNV-DCOP-250 dated October 22, 2003 pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, November 2, 2003 (signed) Illegible. --

[Next there is a copy of the same ad published in "EL Nacional" newspaper, dated Sunday, November 2, 2003]--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 21st, 2004.

JUDITH HERNANDEZ MORA

CERTIFIED PUBLIC TRANSLATOR

MANPA

Manufacturas de Papel, C.A. (Manpa), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 908 de fecha 17 de octubre de 2003, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 17 de octubre de 2003 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 07 de noviembre de 2003 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 14 de noviembre de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-DCOP-250 de fecha 22 de octubre de 2003, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 2 de noviembre de 2003.

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND

DOMINGO 2 DE NOVIEMBRE DE 2003, CARACAS, VENEZUELA - AÑO XCIV - N° 33.877 - DEPOSITO LEGAL PP-190901DF43

MANPA

Manufacturas de Papel, C.A. (Manpa), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 908 de fecha 17 de octubre de 2003, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 17 de octubre de 2003 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 07 de noviembre de 2003 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 14 de noviembre de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-DCOP-250 de fecha 22 de octubre de 2003, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 2 de noviembre de 2003

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, October 22, 2003

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Attached hereto we are sending you the Equity Account Statement of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. in order to replace that sent on October 21 of the present year, together with the communiqué of the decree of extraordinary dividend of five bolivars (Bs.5.00) per share agreed by the Special Shareholder's Meeting of this company held on October 17, 2003 in virtue of an involuntary mistake in the headings of such Equity Account Statements.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

Enclose as indicated.

Translator's Note:

At the upper right margin of each of the two (2) folios originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 October 22 PM 2:06. FILE RECEIVED."---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 17th, 2003.

JUDITH HERNANDEZ MORA

CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL , C.A. (MANPA) SACA
Statement of movements in equity accounts
Re-stated in constant currency at June 30, 2003
(Stated in thousands of bolivars)

	Capital Stock	Net Balance Capital Stock Updating	Net Balance Updated for future capital increases	Accued results for translation from foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Net balance updated of retained earnings	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
Balances at December 31, 2002	105,410,271	-	181,041,243	91,966	10,541,027	-	23,296,836	125,923,791	446,305,134
Transfer to net balance updated of retained earnings	-	-	(181,041,243)	-	-	181,041,243		-	
Net income	-	-	-	-	-		5,184,780	-	5,184,780
Accued results for translation from foreign subsidiary	-	-	-	-	-		-	-	-
Cash dividends	-	-	-	-	-		(11,629,481)	-	(11,629,481)
Result from holding non-monetary assets	-	-	-	-	-		-	(19,116,227)	(19,116,227)
Balances at June 30, 2003	105,410,271	-	-	91,966	10,541,027	181,041,243	16,852,135	106,807,564	420,744,206

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.
Lic. CARLOS E. DELFINO T. (signed) Illegible
President

MANUFACTURAS DE PAPEL,C.A. (MANPA) SACA
Statement of movements in equity accounts
In historical bolivars at June 30, 2003
(Stated in thousands of bolivars)

	Capital stock	Applicable portion to financial statements adjusted by inflation	Net Capital Sock	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Total Equity
Balances at December 31, 2002	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	28,818,232	41,476,040
Net income	-	-	-	-	-	16,121,246	16,121,246
Result from holding non-monetary assets	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	(11,470,047)	(11,470,047)
Net Balances at June 30, 2003	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	33,469,431	46,127,240

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 22 de octubre de 2003

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Adjunto a la presente enviamos Estado de las Cuentas de Patrimonio de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., con el objeto de sustituir el remitido en fecha 21 de octubre del año en curso, conjuntamente con la comunicación del decreto de dividendo extraordinario de cinco bolívares (Bs. 5,oo) por acción acordado por la **Asamblea General Extraordinaria de Accionistas** de esta compañía, celebrada el **17 de octubre de 2003**, en virtud de haber cometido un error involuntario en el encabezado de dichos Estados de Movimientos de Cuentas

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo lo indicado

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Estado de movimiento en las cuentas de patrimonio
Reexpresado en moneda constante del 30 de junio de 2003
(Expresado en miles de bolívares)

	Capital social	Saldo neto Actualizacion del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado Acumulado por traduccion de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
Saldos al 31 de diciembre de 2002	105.410.271	-	181.041.243	91.966	10.541.027	-	23.296.836	125.923.791	446.305.134
Traspaso a saldo neto actualizado de utilidades retenidas	-	-	(181.041.243)	-	-	181.041.243	-	-	-
Utilidad neta		-	-	-	-	-	5.184.780	-	5.184.780
Resultado acumulado por traducción de filial extranjera	-	-	-	-	-	-	-	-	-
Dividendos en efectivo	-	-	-	-	-	-	(11.629.481)	-	(11.629.481)
Resultados por tenencia de activos no monetarios	-	-	-	-	-	-	-	(19.116.227)	(19.116.227)
Saldos al 30 de junio de 2003	105.410.271	-	-	91.966	10.541.027	181.041.243	16.852.135	106.807.564	420.744.206

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A. 0

Lic. CARLOS E. DELFINO T.
Presidente

COMISION ... DE VALORES
03 OCT 22 PM 2:06
ARCHIVO
RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Estado de movimiento en las cuentas de patrimonio
En bolívares historicos al 30 de junio de 2003
(Expresado en miles de bolívares)

	Capital social	Porciòn aplicable a los estados financieros ajustados por inflaciòn	Capital social neto	Resultado acumulado por traducciòn de filial extranjera	Utilidades Retenidas: Reserva legal	Utilidades Retenidas: No distribuidas	Total patrimonio
Saldos al 31 de diciembre de 2002	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	28.818.232	41.476.040
Utilidad neta	-	-	-	-	-	16.121.246	16.121.246
Resultado acumulado por traducción de filial extranjera	-	-	-	-	-	-	-
Dividendos en efectivo	-	-	-	-	-	(11.470.047)	(11.470.047)
Saldos al 30 de junio de 2003	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	33.469.431	46.127.240

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH OF THE YEARS 2002 AND 2003

STATED IN HISTORICAL BOLIVARS

(Stated in thousands of Bs.)

	2003	2002
OPERATING ACTIVITIES:		
Net earnings	29,569,533	17,795,934
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	244,077	274,200
Participation in results from non-consolidated affiliates	907,628	-
Profit from selling assets	(1,059)	-
Income from investments	-	-
Provision for investments	-	2,099,232

Goodwill redemption on share book value of affiliates	60,562	60,562
Depreciation	2,397,291	3,767,918
Provision for severance benefits	7,777,626	7,204,311
Changes in operating assets and liabilities	(7,630,703)	(1,225,852)
Deferred charges and other assets	(1,637,562)	(50,702)
Payment of severance benefits	(7,028,465)	(6,041,932)
Other long-term accounts payable	4,342,772	-
Other liabilities and deferred credits	(88,893)	(88,884)
Net cash provided for operating activities	28,912,807	23,794,787
INVESTMENT ACTIVITIES:		
Sales and withdrawals of properties and equipment, net	2,910	-
Purchase of properties, plant and equipment net	(1,255,564)	(1,511,823)
Net cash provided for (used in) investment activities	(1,255,564)	(1,511,823)
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	(6,140,000)	8,230,000
Reduction of long-term loans	(4,049,500)	(14,452,709)
Cash dividends	(11,470,047)	(9,176,042)
Net cash used by financing activities	(21,659,547)	(15,398,751)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	6,000,606	6,884,213
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	12,922,284	7,249,592
AT THE END OF PERIOD	18,922,890	14,133,805

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

LONG-TERM LOANS

At September 30, 2003 long-term loans (current portion net) are comprised as follows:	(Thousands of Bs.)
a. Loan from a local bank amounting to Bs.3,000 million. For a two-year term. Maturity in October 2004.	1,875,000
b. Loan from a local bank amounting to Bs.3,000 million. For a two-year term. Maturity in October 2003.	1,687,500
Less current portion	-1,687,500
	1,875,000

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 October 27 PM 3:35. FILE RECEIVED." ---------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 23, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE LOS AÑOS 2002 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	2003	2002
ACTIVIDADES OPERACIONALES:		
Utilidad neta	29.569.533	17.795.934
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	244.077	274.200
Participación en resultados de afiliadas no consolidadas	907.628	
Ganancia en venta de activos	(1.059)	
Utilidad en inversiones		
Provisión para inversiones		2.099.232
Amortización de exceso de costo sobre el valor en libros acc. de afiliadas	60.562	60.562
Depreciación	2.397.291	3.767.918
Provisión para prestaciones sociales	7.777.626	7.204.311
Cambios en activos y pasivos operacionales	(7.630.703)	(1.225.852)
Cargos diferidos y otros activos	(1.637.562)	(50.702)
Pago de prestaciones sociales	(7.028.465)	(6.041.932)
Otras cuentas por pagar a largo plazo	4.342.772	-
Otros pasivos y créditos diferidos	(88.893)	(88.884)
Efectivo neto provisto por las actividades operacionales	28.912.807	23.794.787
ACTIVIDADES DE INVERSION:		
Venta y retiros de propiedades y equipos	2.910	-
Compra de propiedades, planta y equipo, neto	(1.255.564)	(1.511.823)
Efectivo neto provisto (usado) por las actividades de inversión	(1.252.654)	(1.511.823)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (Disminución) en pagarés y sobregiros bancarios	(6.140.000)	8.230.000
Disminución de préstamos a largo plazo	(4.049.500)	(14.452.709)
Dividendos en efectivo	(11.470.047)	(9.176.042)
Efectivo neto usado por las actividades de financiamiento	(21.659.547)	(15.398.751)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	6.000.606	6.884.213
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	12.922.284	7.249.592
AL FINAL DEL PERIODO	18.922.890	14.133.805

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

PRESTAMOS A LARGO PLAZO

Al 30 de Septiembre de 2003, los préstamos a largo plazo (neto de porción circulante) están compuestos como sigue:

	(MBs.)
a. Préstamo de banco local por un monto total de Bs. 3.000 millones. Por un plazo de 2 años. Vence en octubre de 2004.	1.875.000
b. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en octubrede 2003.	1.687.500
Menos Porción Circulante	-1.687.500
	1.875.000

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of Manpa]

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.

For the purposes of its dully approval, I attach hereto notification for a Special Shareholders' Meeting of this company that will be published in the local newspapers, on a date that has been set for October 17, 2003 and which sole purpose is to submit to the shareholders the proposal by the Board of Directors to decree an extraordinary cash dividend. Likewise, we attach hereto the following documents:

- Financial statements, years ended at December 31, 2002.
- Certification No.907 dated 9/26/03 of record by the Board of Directors.
- Proposal to be submitted by the Board of Directors.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS DELFINO T.

President.

Enclose as indicated --

Caracas, March 24, 2003.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present.

Dear sirs:

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. appointed as per General Shareholders' Meeting dated April 27, 2001 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the Consolidated Income Statement for the period from January the 1st and December 31st, 2002.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures that we deemed necessary based on the circumstances. We also reviewed the Consolidated balance sheet, the related Income Statements, the Equity Account Movements and Cash Flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries, according to the report by the External Auditors of the Company as of February 12, 2003 that should be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the results from its operations by the period ended on that date, pursuant to the provisions to prepare financial statements of entities subject to control by the National Securities and Exchange Commission.

We thus comply with the mission you gave us and do hereby thank you.

Sincerely,

Jacobo J. Cohen R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.915

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2002

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars except Net income per share)

	2002
NET SALES	207,872,590
SALES COST	144,199,877
GROSS INCOME	63,672,713
SALES EXPENSES	25,681,374
OVERHEADS AND ADMINISTRATIVE EXPENSES	12,208,115
	37,889,489
OPERATING INCOME	25,783,224
OTHER INCOME (DISBURSEMENTS):	
Loss in investments, net	(4,353,500)
Income from selling assets	29,945
Others – net	(4,404,003)
	(8,727,558)
TOTAL INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(8,517,927)
Interests on temporary investments	449,481
Exchange differences – net	(3,124,657)
Monetary result from fiscal year (REME)	2,194,590
	(8,998,513)
INCOME BEFORE TAXES	8,057,153
TAX PROVISION	
Income tax	2,865,582
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE	5,191,571

PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	(3,027,622)
INCOME BEFORE MINORITY INTERESTS	2,163,949
MINORITY INTERESTS	(86,692)
NET INCOME	2,077,257
NET INCOME PER SHARE (2,294,009,424 average shares)	0.91

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2002

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars)

	2002
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	12,922,285
Bills and accounts receivable, net	45,777,149,
Advances to suppliers and others	2,596,014
Inventories –net	41,885,742
Expenses paid in advance	515,177
Other current assets – net	9,916,112
TOTAL CURRENT ASSETS	113,612,479
LONG-TERM SPARE PARTS INVENTORY	6,658,447
INVESTMENTS IN AFFILIATES – net	4,386,111
PROPERTY, PLANT AND EQUIPMENT – Net	354,409,133

DEFERRED CHARGES AND OTHER ASSETS – Net	1,274,772
TOTAL	480,340,942
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	8,200,000
Current portion of long-term loans	6,125,000
Current portion of obligations and commercial papers	2,000,000
Documents payable	6,465,401
Accounts payable	50,978,109
Accrued expenses payable	5,824,525
Taxes payable	2,416,642
Total current liabilities	82,009,677
LONG-TERM LOAN	1,500,000
CURRENT OBLIGATIONS ISSUED	2,644,100
PROVISION FOR SEVERANCE BENEFITS	6,215,223
OTHER LIABILITIES AND DIFFERED CREDITS	45,629
Total liabilities	92,414,629
MINORITY INTERESTS	1,066,594
SHAREHOLDERS' EQUITY	
Capital stock 2,294,009,424 common shares of Bs.10 each	91,368,874
Net updated balance of retained earnings	156,925,262
Accumulated result for translation from foreign subsidiary	91,966
Retained earnings:	
Legal reserve	9,136,887
Undistributed	20,182,292
Result from holding non-monetary assets	109,154,438
Total shareholders' equity	386,859,719
TOTAL	480,340,942

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 --

[Letterhead of Manpa]

I, **CARLOS DELFINO T**., a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., of this domicile, a Trading Company of this domicile, do hereby **CERTIFY** "That: the Minute partially herein transcribed is a true and exact transcription of its original which is inserted in the Board of Directors Book of my principal, and textually reads as follows: " "**Minute No. 907**: As of today, the Twenty-Sixth (26th) day of September of the year Two Thousand Three, there gathered members of the Board of Directors: Carlos Delfino T., President; Celestino Martinez P., First Vice-President; Carlos H. Paparoni M., Second Vice-President; and Main Directors: Juan Carlos Carpio, Arnaldo Añez D., Julio Bustamante, Nelson Isamit, Elena Delfino P. and Deputy Directors: Alberto Delfino T. and Fernando Paparoni M. in absence of Alfredo Gómez Ruiz and Alicia M. Paparoni M., respectively. Likewise, there were present Alejandro Delfino T., Executive President and Deputy Director in absence of and José Gaetano Paparoni M., Advisor.

3. The Board of Directors agreed to call for a Special Shareholder's Meeting to be held on October 17, 2003 at 3:00 p.m. for the following purposes: First: Submitting to the consideration of shareholders to decree a special cash dividend of five bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date

(effective date of registry with benefit). Second: Delegating to the Board of Directors the setting of registry and payment dates to shareholders."

This certification is issued in Caracas on the thirty (30) day of September of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS DELFINO T.

Chairman.---

[Letterhead of Manpa]

SPECIAL SHAREHOLDERS' MEETING.

OCTOBER 17, 2003

PROPOSALS

SOLE ITEM OF THE NOTIFICATION.- Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of five bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment needs to be made during the present year, in one portion.

Likewise, it is hereby requested to delegate on the Board of Directors to set the date to registry and pay under the aforementioned terms. --

Translator's Note:

At the upper right margin of each folio in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 September 30 PM 2:21. FILE. RECEIVED." ---

The foregoing is the true and exact translation of the attached document which I

compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 23, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2003 SEP 30 PM 2:20
RECIBIDO

Caracas, 29 de septiembre de 2003

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

A los fines de su debida aprobación, me permito acompañarle convocatoria que será publicada en la prensa local para la **Asamblea General Extraordinaria de Accionistas** de esta compañía, cuya fecha ha sido fijada para el **17 de octubre de 2003**, cuyo único objeto es someter a los accionistas la proposición de la Junta Directiva para el decreto de un dividendo extraordinario en efectivo. Asimismo, anexamos los siguientes documentos:

- Estados Financieros, años terminados el 31 de diciembre de 2002.
- Certificación del acta de Junta Directiva N° 907 del 26.09.03.
- Proposición que presentará la Junta Directiva.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

COMISION NACIONAL DE VALORES

2003 SEP 30 PM 2:20

ARCHIVO RECIBIDO

Caracas, 24 de Marzo de 2003.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2001, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2002.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 12 de febrero de 2003, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2002
VENTAS NETAS	207.872.590
COSTO DE VENTAS	144.199.877
UTILIDAD BRUTA	63.672.713
GASTOS DE VENTAS	25.681.374
GASTOS GENERALES Y ADMINISTRATIVOS	12.208.115
	37.889.489
UTILIDAD EN OPERACIONES	25.783.224
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(4.353.500)
Utilidad en venta de activos	29.945
Otros - neto	(4.404.003)
	(8.727.558)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(8.517.927)
Intereses sobre inversiones temporales	449.481
Diferencias en cambio - neto	(3.124.657)
Resultado monetario del ejercicio (REME)	2.194.590
	(8.998.513)
UTILIDAD ANTES DE IMPUESTOS	8.057.153
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	2.865.582
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	5.191.571
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(3.027.622)
UTILIDAD ANTES DE INTERESES MINORITARIOS	2.163.949
INTERESES MINORITARIOS	(86.692)
UTILIDAD NETA	2.077.257
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	0,91

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

	2002
ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	12.922.285
Efectos y cuentas por cobrar - neto	45.777.149
Anticipos a proveedores y otros	2.596.014
Inventarios - neto	41.885.742
Gastos pagados por anticipado	515.177
Otros activos circulantes - neto	9.916.112
Total activo circulante	113.612.479
INVENTARIO DE REPUESTOS A LARGO PLAZO	[illegible].447
INVERSIONES EN AFILIADAS - Neto	4.386.111
PROPIEDADES, PLANTA Y EQUIPO - Neto	354.409.133
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.274.772
TOTAL	480.340.942
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	8.200.000
Porción circulante de préstamos a largo plazo	6.125.000
Porción circulante de obligaciones y papeles comerciales	2.000.000
Documentos por pagar	6.465.401
Cuentas por pagar	50.978.109
Gastos acumulados por pagar	5.824.525
Impuestos por pagar	2.416.642
Total pasivo circulante	82.009.677
PRESTAMOS A LARGO PLAZO	1.500.000
OBLIGACIONES EMITIDAS EN CIRCULACION	2.644.100
APARTADO PARA PRESTACIONES SOCIALES	6.215.223
OTROS PASIVOS Y CREDITOS DIFERIDOS	45.629
Total pasivo	92.414.629
INTERESES MINORITARIOS	1.066.594
PATRIMONIO	
Capital Social, 2.294.009.424 acciones comunes de Bs. 10 cada una	91.368.874
Saldo neto actualizado de utilidades retenidas	156.925.262
Resultado acumulado por traducción de filial extranjera	91.966
Utilidades retenidas:	
Reserva Legal	9.136.887
No distribuidas	20.182.292
Resultado por tenencia de activos no monetarios	109.154.438
Total patrimonio	386.859.719
TOTAL	480.340.942

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANPA

COMISION NACIONAL DE VALORES

2003 SEP 30 PM 2:21

RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 907:** Hoy, veintiséis (26) de septiembre de dos mil tres, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni M., Segundo Vicepresidente; y los Directores Principales: Juan Carlos Carpio, Arnaldo Añez D., Julio Bustamante, Nelson Isamit, Elena Delfino y los Directores Suplentes Alberto Delfino T., y Fernando Paparoni M., en ausencia de Alfredo Gómez Ruiz, y Alicia M. Paparoni M. respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y Director Suplente en ausencia de Alfredo Travieso y José Gaetano Paparoni M., Asesor.

3. La Junta Directiva, acordó convocar a una Asamblea General Extraordinaria de Accionistas a celebrarse el día 17 de octubre de 2003 a las 3:00 p.m. con los siguientes objetos: Primero: Someter a la consideración de los accionistas el decreto de un dividendo extraordinario en efectivo de cinco bolívares (Bs.5,00) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, (fecha efectiva de registro del beneficio). Segundo: Delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas"

Certificación que expido en Caracas a los treinta (30) días del mes de septiembre del año dos mil tres.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ver
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2003 SEP 30 PM 2:21
RECIBIDO

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
17 DE OCTUBRE DE 2003

PROPOSICION

PUNTO UNICO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en la oportunidad señalada.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

Dra. MARIELA J. FUENMAYOR T., FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 61-A-Pro, Number 61 of the year 2003 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

27/LIZ

Translator's Note:

At the upper right margin of this first folio there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." There is also a round wet seal that reads as follows: "National Securities and Exchange Commission. 2003 September 26 AM 11:44 FILE RECEIVED."---

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in **General Shareholder's Meeting** of my principal held on **April 25, 2003** the following was approved:

1.- The Financial Statements corresponding to the fiscal year between January the 1st and December the 31st of 2002, in view of the reports by the Board of Directors and the Statutory Auditors.

2.- Appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration, thus appointing Lic. Jacobo Cohen registered with the College of Administrators under No. 12.915 as First Statutory Auditor and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as his substitute; Lic. Claudia Valencia registered with the College of Administrators under No.35909 as Second Main Statutory Auditor, and Lic. Isabel Quintero registered with the College of Administrators under No.15197 as her replacement.

3.- Considering that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo).

6. Decreeing an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 establishing May 19, 2003 as registry date (limit date of transaction with benefit) that corresponds to the fifth business day following publication of the notice of the dividend that will be published in two (2) newspapers of major national circulation, prior authorization by the National Securities and Exchange Commission, and the ninth business day following the registry

date, that is, from May 30, 2003 (effective date of registration with benefit) as payment date.

I attach hereto an authorized copy of the Minute of Shareholder's Meeting referred to together with Minute No.902 of the Board of Directors, a counterpart of the reports by the Board of Directors, the Statutory Auditors and the External Auditors as well as the Financial Statements approved in such Meeting, so that they are registered and filed to the company file kept by that Registry Office.

Likewise, I request you please to issue eight (8) certified copies of the present participation.

Caracas, at the date of its presentation (signed) Illegible. --------------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, the Twenty-Sixth (26th) of May of the year 2003. Historical years: 193 and 144. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ and is registered with the Commercial Registry under No.-61-VOLUME –61-A-PRO. Fees paid Bs.357600,00 as per Form No.535369, Bank No.0100834755 amounting to Bs.36860,00. Identification was made as follows: DELFINO T. CARLOS, I.D. 3659617.

The Main First Registrar (signed) Dra. Mariela J. Fuenmayor T.

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/27/LIZ --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the

Minute herein below transcribed is a true and exact copy of its original, General Shareholder's Meeting as of April 25, 2003 that is inserted to the Minute Book of this company, and which textually transcribed reads as follows:

"As of today, at 3:00 p.m. of the Twenty-Fifth (25th) of April of the year Two Thousand Three there gathered the shareholders of MANUFACTIRAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 13, 2003 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 3:00 p.m., on April 25, 2003 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration. 3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in. 4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the

series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003. Caracas, April 13, 2003. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

There attended this meeting the shareholders listed at the bottom of this Minute, which represent one thousand nine hundred ninety-four million two hundred sixty thousand six hundred fifty-five (1,994,260,655) shares, that is, more than eighty-six percent (86%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors**. The company financial statements and the consolidated financial statements as well as the report of management by the Board of Directors, which were read out and unanimously approved by the attending shareholders, except for the company Administrators who abstained from voting.

Immediately, the Second Item of the notice was considered, that is, **appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration**. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Jacobo Cohen** becoming elected as First Main Statutory Auditor, who is registered with the

College of Administrators under No.12.915 and as his substitute to **Lic. Jacqueline Subero**, registered with the College of Administrators under No. 11.437. Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to One Million Bolivars (Bs.1,000,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the Third Item of the notice was considered, that is, **considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Fourth Item was considered, **considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is**

approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Unsecured Obligations to be offered to the public up to a maximum amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$). Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors, for a term no longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit set forth in this Meeting, term, collaterals, if the case may be, and in general, to set all the characteristics and conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Bondholders and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Fifth Item was considered, that is, **considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.** Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Commercial Papers to up to FIFTEEN THOUSAND MILLION

BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$) to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each of the series comprising the issuance, number, identification and amount of each series of the issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and, in general, all the matters related to issuance. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient, to appoint the people who subscribe the authorization request before the National Securities and Exchange Commission as well as those who will sign the securities of the Commercial Papers. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Commercial Papers and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Sixth Item was considered, that is, **agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities Commission, payable from the ninth business day following this

PUBLICO
JUDITH X. HERNANDEZ MORA

latter date (effective date of registry with benefit). Payment needs to be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment in the aforementioned terms.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal, and the Meeting authorized the members of the Board of Directors so that any of them make the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twelfth (12th) day of May of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a trading company of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 902. As of today, the Twenty-Fifth (25th) day of April of Two Thousand Three, the members of the Board of Directors: CARLOS DELFINO T., Chairman; CARLOS H. PAPARONI M., Second Vice-President; the Directors: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNANDO PAPARONI M., Acting Director when ALICIA M. PAPARONI M. is absent, ALEJANDRO DELFINO T., Acting Director and Advisor when Alfredo Gómez Ruiz is absent and ANGEL J. RAMIREZ, Acting

Director when Celestino Martínez Pérez is absent. Likewise, there was present JOSE GAETANO PAPARONI M., Advisor.

Sole Item.

The Board of Directors decided to establish the dates for registry and payment of the ordinary cash dividend, thus complying with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend amounting to Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is on May 19, 2003 (limit date of transaction with benefit), payable on the ninth business day following that date, that is from May 30, 2003 (effective date of registry with benefit) in one sole portion.

Dividends will be paid at the business premises of the company situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

Having no further matter to discuss the meeting was adjourned."

This certification is issued at the request of the party concerned in Caracas, on the twelfth (12th) day of May of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

Caracas, Twenty-Sixth (26th) day of May of the year Two Thousand Three (2003) (signed) DELFINO T. CARLOS, Dra. MARIELA J. FUENMAYOR T. The present certified publication copy is issued as per form No.535369.

27/LIZ

Dra. Mariela J. Fuenmayor T. (signed) Illegible.

First Commercial Registrar.

Translator's Note:

At the bottom margin of this folio there is a round wet seal that reads as follows: "Bolivarian republic of Venezuela. Judicial Circuit. Capital District and Miranda State. Second Commercial Registry." Next, there is another wet seal that reads as follows: "First Commercial Registry. Los Teques (the rest of the text is illegible)." -------------------
The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, January 25th, 2003.

REPUBLICA DE VENEZUELA
INTERPRETE
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

Dra. MARIELA J. FUENMAYOR T., REGISTRADORA MERCANTIL PRIMERA DE

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 61-A-Pro... Número: 61 del año 2003

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

27/LIZ

Nelly González Díaz
Abogado
Inpre Abogado No. 31291

Recibido: 2-5-05-2003
Planilla N° BCO·010834755
Crecido: Bs. 535369
Escribiente: 2 3 MAY 2003
Visto Bueno: Fed. 4072307

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda

Su Despacho

3251

Bco: 36.860
Bs: 357.600
(8 cc)

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el **25 de abril de 2003**, fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° La **elección de los dos Comisarios Principales y sus Suplentes, así como la fijación de su remuneración**, quedando designados como **Primer Comisario Principal** el **Lic. Jacobo Cohen**, inscrito en el Colegio de Administradores bajo el N° 12.915 y como su **Suplente** la **Lic. Jacqueline Subero**, inscrita en el Colegio de Administradores bajo el N° 11.437. Como **Segundo Comisario Principal** la **Lic. Claudia Valencia**, inscrita en el Colegio de Administradores bajo el N° 35.909, y como su **Suplente** la **Lic. Isabel Quintero**, inscrita en el Colegio de Contadores Públicos bajo el N° 15.197.

3° Que la compañía **continúe con la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.)**, estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,oo).

6° **Decretar un dividendo ordinario en efectivo** de **cinco bolívares (Bs. 5,oo) por acción**, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, estableciendo como fecha de registro (fecha límite de transacción con beneficio) el 19 de mayo de 2003, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago el noveno día hábil siguiente a la fecha de registro, es decir, a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio).

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y del Acta de Junta Directiva N° 902, un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir ocho (8) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Veintiseis (26) de Mayo del Año 2003.- (193° y 144°). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por Dr. NELLY GONZALEZ DIAZ , se inscribe en el Registro de Comercio bajo el N.: -61- TOMO -61-A- PRO.. Derechos Pagados Bs.357600.00 Según Planilla RM N°535369, Banco N°0100834755 Por Bs.:36860.00. La identificación se efectuó así: DELFINO T. CARLOS, C.I: V-3.659.617.-

La Registradora Mercantil Primera

Fdo. Dra. MARIELA J. FUENMAYOR T.

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

DIV/ 27/LIZ

Teléfonos (043) 401224 - 401121 -
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Teléfonos (043) 401357 - 401341
Teléfonos (043) 401100 - 401
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Teléfonos (043) 474910 - 401380
MANPA
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve
Gonzalez Díaz
Abogado
Inpre. Abogado No. 31291

3251

2003 SEP 26 AM 11:44

ARCHIVO RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas** de fecha **25 de abril de 2003**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, veinticinco (25) de abril del año dos mil tres, siendo las 03:00 p.m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 13 de abril de 2003, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 25 de abril de 2003, a las 3 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común

provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) ó su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003. Caracas, 13 de abril de 2003. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos noventicuatro millones doscientos sesenta mil seiscientos cincuenta y cinco (1.994.260.655) acciones**, o sea, más del **ochenta y seis por ciento (86%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** - la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva, los cuales fueron leídos, resultando aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.** Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y

MANPA

ENRIQUE MERLO, se designara al Lic. Jacobo Cohen, inscrito en el Colegio de Administradores, bajo el N° 12.915 y la Lic. Jacqueline Subero, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Primer Comisario Principal** el **Lic. Jacobo Cohen**, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su **Suplente** la **Lic. Jacqueline Subero**, inscrita en el Colegio de Administradores, bajo el N° 11.437. Seguidamente, Nelly González tomó la palabra y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. Claudia Valencia, inscrita en el Colegio de Administradores, bajo N° 35.909, y a la Lic. Isabel Quintero, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Segundo Comisario Principal** la **Lic. Claudia Valencia**, inscrita en el Colegio de Administradores, bajo N° 35.909 y como su **Suplente** la **Lic. Isabel Quintero**, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato Nelly González propuso que la remuneración de los Comisarios Principales fuera de **Un Millón de Bolívares (Bs. 1.000.000,oo)** por ejercicio anual para cada uno de los Comisarios actuantes. Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo). Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Obligacionistas al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las**

MANPA

características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Papeles Comerciales al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Sexto Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades

No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en los términos antes señalados.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los doce (12) días del mes de mayo del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

…léfonos (043) 407511 - 4074… - 40…534
División Conversión:
…acos
…léfonos (043) 401357 - 401…
…olsas
…léfonos (043) 401100 - 401072
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380
MANPA
…orre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Inpreabogado No. 31791

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° **3.659.617**, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**ACTA N° 902.** Hoy, veinticinco (25) de abril de dos mil tres, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: CARLOS DELFINO T., Presidente; CARLOS H. PAPARONI M.,. Segundo Vicepresidente; los Directores: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNANDO PAPARONI M., Director Suplente en ausencia de ALICIA M. PAPARONI M., ALEJANDRO DELFINO T., Director Suplente y Asesor en ausencia de Alfredo Gómez Ruiz y ANGEL J. RAMIREZ, Director Suplente en ausencia de Celestino Martínez Pérez. Igualmente se encontraba presente JOSE GAETANO PAPARONI M., Asesor.

Punto Unico

La Junta Directiva decidió establecer las fechas de registro y pago del dividendo ordinario en efectivo, dando cumplimiento a lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

No habiendo más asuntos que tratar se levantó la sesión."

Certificación que se expide en Caracas, a los doce (12) días del mes de mayo del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

CARACAS, Veintiseis (26). DE Mayo. DEL AÑO DOS MIL Tres (2003).- (FDOS.) DELFINO T. CARLOS, Dra. MARIELA J. FUENMAYOR T.

SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA Nº: 535369

27/LIZ

Dra. MARIELA J. FUENMAYOR T.

REGISTRADORA MERCANTIL PRIMERA

REPUBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial Distrito Capital y Edo. Miranda REGISTRO MERCANTIL PRIMERO

Registro Mercantil Primero
Los Timbres Fiscales por el Monto de 38.800,00 han sido cancelados mediante planilla Nº 3560742 en fecha 26/05/2003 según Gaceta Oficial Nº 36.882, de fecha: 1-2-2000

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, November 19, 2003

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: Dra. Aida Lamus

Attached hereto please find one (1) original and three (3) copies of the contracts detailed herein below

1.- Commercial Papers Placement Agent Contract entered into MANPA and Valores Vencred.

2.- Custody Agent Contract entered into MANPA and Venezolano de Crédito, S.A. Banco Universal.

3.- Contract of Common Representative of Holders of Commercial Papers entered into MANPA and Venezolano de Crédito, S.A. Banco Universal.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 2335 – 901 2245

Fax 901 2317 --

PLACEMENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**., established in 1950, domiciled in Caracas, which Articles of Incorporation and By-laws were registered with the Commercial Registry Court kept by the then Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity **Card No.5534882**, proceeding in this act in his capacity as **Corporate Finance Vice-President** and dully authorized thereon as evidenced in meeting No.904 of the Board of Directors as of June 27, 2003 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VALORES VENCRED CASA DE BOLSA, S.A.** a trading company domiciled in the city of Caracas and registered with the Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of November 18, 1985 under No.2, Volume 39-A-Pro, represented in this act by **YSIS VIVAS** and **GERONIMO PAOLINI**, both Venezuelan citizens, domiciled in Caracas and bearers of Identity Cards No.5312418 and No.5314601, respectively, proceeding in their capacities as Administration and Operations Vice-President and Public Broker of Securities, respectively, fully empowered for this act by the Board of Directors of their principal, that hereinafter will be referred to and for the purposes of the present contract as "**THE PLACEMENT AGENT**", have decided to enter into the present contract comprising the following Clauses:

<u>FIRST</u>: ISSUANCE AGREEMENT AND ITS CHARACTERISTICS

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 25th, 2003 authorized issuing commercial papers amounting to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00). In this regard, the Board of Directors in meeting No.904 dated June 27, 2003 by means of the powers vested upon it

by the Shareholders' Meeting set the amount of issuance of Commercial Papers up to EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00), which characteristics will be specified in the issuance of each series that will be published in a newspaper of major national circulation. The present issuance was authorized and registered with the National Securities Registry as of October 30, 2003, under Resolution No.129-2003.

<u>SECOND</u>: TERM

This contract will be effective from its date of execution and will prevail until all and any negotiable Custody Certificates of each series with base on authorization granted by the National Securities and Exchange Commission as of October 30, 2003 under Resolution No.129-2003 have been paid.

<u>THIRD</u>: POWERS OF THE PLACEMENT AGENTS

THE ISSUER does hereby authorize and empower **VALORES VENCRED, S.A.** to act as **PLACEMENT AGENT** and to appoint, if necessary, other "Public Brokers of Securities" of series that may be issued based on the authorization indicated in the Clause above. Therefore, **THE PLACEMENT AGENT** will be in charge of:

a.- Trying based on bigger efforts or any other fashion that the parties set the amount of Placement for each series of Commercial Papers, in the proper proportion.

b.- Carrying out any formality needed for the efficient placement of the amount allocated for each series.

c.- Pursuant to the provisions of the **Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market,** set forth by the National Securities and Exchange Commission and published in Official Gazette No.36411 as of March 11, 1998 **THE PLACEMENT AGENT** is bound to keep a record of individuals and body corporate that acquire any series of commercial papers related to this issuance, pursuant to the provisions of Article 3 and 4 of the aforementioned standards and shall be available to **THE ISSUER** once the placement term is finished, if required.

THE PLACEMENT AGENT will be exempted from keeping this record when **THE ISSUER** directly makes primary placement of any series, and shall be on account of **THE ISSUER** the obligation to keep a record of any individual and body corporate

acquiring the series of commercial papers related to the present issuance, as established by the **Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market**.

<u>FOURTH</u>: CAPITAL LEGITIMATING

THE PLACEMENT AGENT is bound to comply with the provisions included in the **Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market**, established by the National Securities and Exchange Commission and published in Official Gazette No.36411 as of March 11, 1998.

<u>FIFTH</u>: FORMALITIES AND ISSUER EXPENSES

1. The parties expressly agree that the authorization request to public offer of the aforementioned issuance shall be prepared and dealt with by **THE ISSUER** before the National Securities and Exchange Commission.
2. The parties do hereby agree that the expenses corresponding to prospectus printing, printing of sole bonds for each series and publicity related to placement of issuance will be the responsibility of **THE ISSUER**.
3. The expenses that may be incurred in by **THE PLACEMENT AGENT** on account of **THE ISSUER** will require prior authorization of this latter.

<u>SIXTH</u>: PLACEMENT SYSTEM

THE PLACEMENT AGENT is bound to try placing primary agents of the series referred to herein by "Placement with Bigger Efforts" or by any other fashion that the parties may eventually set forth and that will be announced in the press notice, which is defined in Article 1, Numeral 10 of the Standards for Public Offering and Primary Placement of Securities and to Publicity of Issuances."

THE PLACEMENT AGENT is bound to comply with all the applicable provisions that may arise from the aforementioned Standards for primary placement of commercial papers referred to herein as well as with the clauses set forth in the present contract. For each series, **THE ISSUER** shall issue a Sole Bond for the amount effectively placed, which will remain in custody of **THE ISSUER**. **THE ISSUER** will act as Payment Agent for each series, which will be specified in the corresponding newspaper notice. When

selling, **THE PLACEMENT AGENT** shall provide each investor with a cash receipt that shall be exchanged for a negotiable custody certificate issued by **THE ISSUER** in its capacity as Sole Custody Bond comprised in each series.

<u>SEVENTH</u>: DISTRIBUTION, TERM AND FORM

THE PLACEMENT AGENT will start placing the total amount of each series when the newspaper notices informing about issuance of each series are published.

The contract entered into by **THE PLACEMENT AGENT** with other Placement Agents pursuant to the provisions set forth in the second clause shall set forth that: Securities Brokerage Companies shall deposit, on a daily basis, in the account **THE ISSUER** has previously indicated in written to **THE PLACEMENT AGENT** the moneys collected for their sales and will send to **THE PLACEMENT AGENT,** together with the bank deposit receipts, the form designed by this latter that will specify the amount placed as well as other data related to such placements.

The monies shall be delivered to **THE ISSUER** on the sale value date by depositing it in the account that **THE ISSUER** has therefore indicated in written to **THE PLACEMENT AGENT.**

<u>EIGHT</u>: COMMISSIONS

THE PLACEMENT AGENT will receive, pursuant to the present contract, a commission of 0.70% yearly in the case of **body corporate** investors and 1.50% yearly in case of **individual** investors for services rendered per year on the total amount effectively placed by them from the issuance authorized by the National Securities and Exchange Commission, which will be paid as follows:

- **THE ISSUER** will pay such commission at the end of the placement period of each series or when the series is fully placed, whatever occurs first, once the corresponding income tax is withheld.

It is hereby expressly agreed that **THE PLACEMENT AGENT** will send to **THE ISSUER** the invoice specifying the Value Added Tax, currently equivalent to sixteen percent **(16%)**, once paid, calculated on the amount to be paid to **THE PLACEMENT AGENT** pursuant to the provisions of the Decree Law establishing the Value Added Tax published in Extraordinary Official Gazette No. 5601 of the Republic of Venezuela, dated

August 30, 2002. It is expressly understood that payment of commission to **THE PLACEMENT AGENT** is made for services rendered to the Issuer in compliance with this contract.

NINTH: INDEMNITY

THE ISSUER is bound herein to hold **THE PLACEMENT AGENT** harmless for any claim that may exist, due to the incorrectness, insufficiency or untruthfulness of the public information, arising from, produced by and/or authorized by **THE ISSUER** related to issuance of Commercial Papers referred to in the First Clause. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT** for any prejudice the circumstances abovementioned may have caused.

TENTH: ARBITRATION AND DOMICILE

Any controversy arising from the present contract shall be definitely resolved by arbitration pursuant to the Arbitration Regulations of the Arbitration Center of the Caracas Chamber of Commerce in effect at the date of controversy by one or more arbitrators appointed in compliance with those Regulations.

Subpoenas or notices that may be required due to any arbitration procedure pursuant to the arbitration procedure herein shall be carried out as set forth by the Regulations of the Arbitration Center of the Caracas Chamber of Commerce to the addresses indicated at the end of this contract.

Both parts choose the city of Caracas as special and exclusive domicile for all the purposes of this contract.

Addresses for servicing notifications to the parties are:

THE ISSUER: Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito.

THE PLACEMENT AGENT: Avenida Alameda, Torre Venezolano de Crédito, Urb. San Bernardino, Piso, 1, al lado de la Electricidad de Caracas, .

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

Translator's Note:

At the bottom margin of this folio there are two-1000 bolivar fiscal stamps. Next, there is an authentication that reads as follows: "BOLIVARIAN REPUBLIC OF VENEZUELA.

MINISTRY OF THE INTERIOR AND JUSTICE. CARACAS METROPOLITAN DISTRICT. NATIANA DERETT DE CLERC. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, Caracas, on the Eighteenth (18th) day of November of TWO THOUSAND THREE (2003). Historical years 193 and 144. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its authentication and return as per form No. 279756 as of 11/14/2003. Its grantor being present he said to be named **JUAN ANTONIO LOVERA V., YSIS VIVAS and GERONINO PAOLINI**, all of legal age, domiciled in Caracas, Venezuelan citizens, of marital states married, single and single, bearers of Identity Card Nos. V-5534882, V-5312418 and V-5314601, respectively. Having the original document been read and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT IS MINE."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness LUSVIOLETH DELFIN and ELIAS SILVA, bearers of Identity Cards numbers V-16661984 and V-4851729, respectively, and insert it under No. 55, Volume 192 of the authentication books kept by this Notary Office. The undersigned Notary does hereby make known that she personally saw the Articles of Incorporation-By-Laws of: 1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on 3/31/1950 under No. 379, Volume 1-B, which last amendment was made before the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99, under No.35, volume 141-A-Pro; 2) Minute No. 904 of the Board of Directors, dated 6/27/2003 evidencing the powers vested upon JUAN ANTONIO LOVERA V. in his capacity as CORPORATE FINANCE VICE-PRESIDENT for this delivering; 3) Articles of

Incorporation-By-Laws of VALORES VENCRED CASA DE BOLSA, S.A. registered with the Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of 11/18/1985, under No.2, Volume 39-A-Pro. Evidencing the powers vested upon ISYS VIVAS and GERONIMO PAOLINI in their capacities of ADMINISTRATION AND OPERATIONS VICE-PRESIDENT and PUBLIC BROKER OF SECURITIES to deliver the present document. For this act the Notary moved and constituted in Torre Country, piso 11, Chacaíto and San Bernardino as of today at 2:00 p.m. upon request of the party concerned. The document was drawn up by ELIAS SILVA, I.D. Card No.V-4851729, Clerk: II, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Laywer Natiana Derett de Clerc.

Interim Ninth Notary of Libertador Municipality of the Capital District.

THE GRANTORS (signed) Illegible.

THE WITNESSES:

Lusvioleth Delfin (signed) Illegible.

Elias Silva (signed) Illegible.

The authorized officer." --

CUSTODY AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Commercial Registry Court kept by the then Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors No.904 as of June 27, 2003 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, a company domiciled in Caracas, incorporated

as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1995, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of January 24, 2002 under No.11, Volume 6A Pro, published in the newspaper "La Religión" as of March 7, 2002 represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177 dully authorized by the Directors Committee as of July 10, 2003 that hereinafter be called "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST:

The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for the protection and safekeeping of the Sole Bonds and/or macrobonds this latter may issue to each of the series corresponding to Issuance of Commercial Papers at Bearer, which amount to **EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00)** or its equivalent in U.S. Dollars that **THE ISSUER** will issue. The present Issuance was approved by the General Shareholders' Meeting held on April 25, 2003 and pursuant to the decisions of the Board of Directors in meeting No.904 dated June 27, 2003 placed through Public Offer, and was authorized by the National Securities and Exchange Commission, as per Resolution No.129-2003 dated October 30, 2003 with the obligation by VENEZOLANO DE CRÉDITO, S.A., Banco Universal to return them to THE ISSUER when each of them are due.

SECOND:

THE ISSUER appoints **VENEZOLANO DE CREDITO, S.A., Banco Universal** as **CUSTODY AGENT** of the Sole Bonds and/or macrobonds it may issue for each of the series of the issuance identified in the clause above; therefore, **THE ISSUER**, does hereby authorize **VENEZOLANO DE CREDITO, S.A., Banco Universal** to issue the corresponding negotiable custody certificates evidencing percentage ownership of that acquiring the macrobond of commercial papers. Printing the custody certificates by **THE**

CUSTODY AGENT will only and exclusively be made by complying with the list provided by the **PLACEMENT AGENT OR AGENTS**, dully signed by the authorized officers for that purpose and prior confirmation by **THE ISSUER**, indicating the name of each investor, the amount acquired, the series to which it belongs, its maturity and the percentage of participation.

THE CUSTODY AGENT will issue Negotiable Custody Certificates provided that it receives by **THE ISSUER** the sole bond and/or macrobond of the series as well as the information provided by the Placement Agent or Agents. The Negotiable Custody Certificate shall include the following information in their text: a) Type of Certificate; b) Name of the issuer of certificate; c) Percentage of participation in macrobond; d) Identification of series and its main characteristics; e) Authorization of issuance by the National Securities and Exchange Commission, and f) Authorized signatures of the Custody Agent.

THIRD:

THE ISSUER backs the authenticity of the Sole Bonds and/or macrobonds delivered to the **CUSTODY AGENT** and it is hereby expressly understood that **THE ISSUER** is the sole debtor and is bound before the holders of Commercial Papers to pay both capital stock and yielding of such papers comprised in the sole bond and/or macrobond from the moment the **CUSTODY AGENT** delivers the Negotiable Custody Certificates object of this operation.

FOURTH:

It is hereby understood that **VENEZOLANO DE CREDITO, S.A., Banco Universal**, acting as Custody Agent of the series comprising Issuance of Commercial Papers does not assume any other responsibility that does not arise from compliance with the present contract and, therefore, it is not held responsible for the obligations of **THE ISSUER** in regard to the Issuance of Commercial Papers indicated in the First Clause of this contract. Therefore, **VENEZOLANO DE CREDITO, S.A., Banco Universal,** in its capacity as Custody Agent does not guarantee holders of Commercial Papers or holders of Negotiable Custody Certificates payment of capital and interests by **THE ISSUER**.

INTERPRETE PUBLICO

The obligation of **THE CUSTODY AGENT** to carry out on account of **THE ISSUER** the custody and issuance of Negotiable Custody Certificates is subject to the following conditions:

a) **THE CUSTODY AGENT** should have received the Sole Bond and/or macrobond by **THE ISSUER** within the two (2) days prior beginning the public offer of the series referred to.
b) **THE PAYMENT AGENT** should have received the original instructions by the Placement Agents appointed by THE ISSUER, prior comprised by this latter.

FIFTH:

THE ISSUER is bound to provide **THE BANK** all the information required so that this latter may comply with the provisions set forth herein. **THE ISSUER** is bound to immediately notify **THE CUSTODY AGENT,** in written, of any relevant event related to Issuance of Commercial Papers, their circulation, their maturity.

SIXTH:

THE BANK will receive for its services as Custody Agent the amount of **FOUR HUNDRED THOUSAND BOLIVARS (Bs.400,000.00)** monthly form the issuance of public offer of the first series comprising Issuance of Commercial Papers identified in the first clause of this contract, which are debited from the current account No.030-0001963 maintain by THE ISSUER at VENEZOLANO DE CRÉDITO, S.A., Banco Universal; therefore, THE ISSUER does hereby authorize THE CUSTODY AGENT to make such monthly charges.

SEVENTH:

This contract will be in effect from the date of starting placement of the first series of Commercial Papers part of the issuance referred to herein and until repayment and payment of the Sole Bond and/or macrobond of the last series, including the issuance identified herein; however, the parties mutually agreed that they may render the contract terminated at any time, prior written notice with at least thirty (30) days in advance from the date of termination.

EIGHT:

Pursuant to the provisions set forth in the Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market, published in Official Gazette No.36.411 as of March 11, 1998 the obligation to keep a record of the individuals and body corporate that acquire commercial papers related to the present issuance will be on account of **THE ISSUER**, as provided for the aforementioned standards.

NINTH:

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and provided for herein shall be made in written and be effective upon reception in the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country, Piso 12, Chacaito, Caracas, Venezuela.

THE CUSTODY AGENT:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its presentation. (signed) Illegible.

Translator's Note:

At the bottom margin of this folio there are two-1000 bolivar fiscal stamps. At the upper left margin of the first folio of this Custody Agent Contract there is a wet seal that reads as follows: "Nelly González Díaz. Laywer. Inpreabogado (Lawyer's Social Security Institute) under No.31291." At the upper right margin of the first folio of this Custody Agent Contract there is a wet seal that reads as follows: "Bolivarian Republic of Venezuela. Caracas Metropolitan District. Ninth Notary Public Office of Liberator Municipality of the Capital District. Received on:11/14/03. Form No.279754. Set for: 11/17/2003. Fees: (blank)." Next, there is an authentication that reads as follows:

"BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE. CARACAS METROPOLITAN DISTRICT. NATIANA DERETT DE CLERC. NINTH NOTARY PUBLIC OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT, Caracas, November 17th, 2003. Historical years 193 and 144. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DIAZ, registered with Inpreabogado (Lawyer's Social Security Institute) under No.31291, was presented for its AUTHENTICATION and return as per form No.279754 as of 11/14/2003. Its grantor being present they said to be: JUAN ANTONIO LOVERA and MARIA EUGENIA GAMEZ AZPURUA, both of legal age, domiciled in CARACAS, Venezuelan citizens, married and single, bearers of Identity card Nos. V-5534882 and V-5566177, respectively. The foregoing document was read out and compared against its original, the copies were signed as well as the original in the presence of the Notary, the grantors declared: "ITS CONTENT IS TRUE AND OURS THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT." Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness LUISA FARIAS and ELIAS SILVA, bearers of Identity Cards Nos.V-5392210 and V-4851729, respectively, and was registered under No. 53, Volume 192 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she saw in person the Articles of Incorporation/By-Laws of: 1) MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., registered with the Commercial Registry that was under the control of the Court of First Instance in Commercial Matters of the Federal District, as of 3/31/1950, under No.379, Volume 1-B, which last amendment was made before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99 under No.35, Volume 141-A-Pro; 2) Minute No.904 of the Board of Directors as of 6/27/2003, evidencing the powers of JUAN ANTONIO LOVERA V., in his capacity as Corporate Finance Vice-President for this delivery; 3) Articles of Incorporation-By-Laws of VENEZOLANO DE CREDITO, S.A., Banco Universal, registered with the Commercial Registry of the Court of First Instance

in Commercial Matters of the Federal District as of 6/4/1925, under No.204, published in Official Gazette of the Government of the Federal District as of 6/6/1995, under No.3262, changed to "Banco Universal", its business name changed and its by-laws amended as per document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State, as of 1/24/2002, under No.11, Volume 6-A-Pro, published in the newspaper La religion as of 3/7/2003, and minute of the Executive Committee dated 7/10/2003 authorizing MARIA EUGENIA GAMEZ AZPURUA for this delivery. For this act the Notary moved and agreed to form at: TORRE COUNTRY, PISO 11, and BANCO VENEZOLANO DE CRÉDITO, as of today at 3:00 p.m. and 2:00 p.m. upon request of the party concerned. The document was drawn up by ELIAS SILVA, I.D. Card No.V-4851729, Clerk: II, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Lawyer Natiana Derett de Clerc (signed) Illegible.

Ninth Notary Public of Libertador Municipality of the Capital District.

GRANTORS (signed) Illegible.

WITNESSES

Luisa farias (signed) Illegible.

THE AUTHORIZED OFFICER

Elias Silva (signed) Illegible." ---

COMMON REPRESENTATIVE OF HOLDERS OF COMMERCIAL PAPERS

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Commercial Registry Court kept by the then Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting No.904 of the Board of Directors of its principal as of June

27, 2003 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1995, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of February 27, 1992 under No.76, Volume 77A Pro, published in the newspaper "La Religión" as of March 26, 1992 No.38.218, represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177 dully authorized by the Executive Committee as of July 10, 2003 that hereinafter will be called "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 25th, 2003 and upon decision of the Board o Directors in its meeting No.904 dated June 27, 2003 approved issuing Commercial Papers at Bearer amounting to up to EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00), which are identified as Issuance 2003-I, with the characteristics and fashions set forth in the corresponding Prospectus of issuance and the Placement Contract that are hereby declared an integral part of the present contract. The National Securities and Exchange Commission, as per Resolution No.129-2002 dated October 30, 2003 approved the aforementioned issuance.

SECOND: APPOINTMENT

The General Shareholders' Meeting of **THE ISSUER,** in meeting held on April 25, 2003 agreed to appoint VENEZOLANO DE CREDITO, S.A., Banco Universal as Common Representative of Holders of Papers of each of the series issued form the date of executing the present contract and based on authorization No. 129-2003 granted by the National Securities and Exchange Commission

THIRD: POWERS OF THE BANK

THE BANK in its capacity as Common Representative of Holders of Commercial Papers will have all the powers and responsibilities vested upon it by the Law pursuant to the provisions of the Capital Market Law and the Standards for Issuing, Public Offering and Negotiating Commercial Papers set forth by the National Securities and Exchange Commission. The Common Representative will remain in its duties until maturity of the last series in circulation corresponding to authorization to issue commercial papers. In case **THE ISSUER** is in default when complying with the obligations contracted due to issuance of commercial papers by the issuing entity, the Common Representative of holders of the aforementioned commercial papers shall call for a meeting of holders of commercial papers in order to inform them about papers situation.

FOURTH: DUTIES OF THE ISSUER

THE ISSUER is bound to inform **THE BANK** with five (5) days in advance in regard to the series to be issued based on the authorization referred to in the First clause of the present contract as well as to provide **THE BANK** all the financial, technical, accounting, legal and operating information that may be necessary and related to the issuance object of this contract. However, **THE BANK** shall contract at the expenses of **THE ISSUER** the professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the holders of commercial papers and to comply with the duties set forth in the Capital Market Law. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

FIFTH: PAYMENT OF SERVICES

THE BANK will receive the amount of FIVE HUNDRED THOUSAND BOLIVARS (Bs.500,000.00) monthly for the services inherent to its condition of Common Representative of Holders of Commercial Papers, payable the first amount at the beginning of the Public Offer of the first series of this issuance and the following on the same date of each subsequent month while the issuance is in effect. **THE ISSUER** does hereby authorize **THE BANK** to debit the aforementioned amounts from the

Current Account No.030-0001963 belonging to **THE ISSUER** that is kept with VENEZOLANO DE CREDITO, S.A., Banco Universal.

SIXTH: EXPENSES

All the expense incurred in due to notices and publications of Notices pursuant to the Capital Market Law as well as the Standards for Issuing, Public Offering and Negotiating Commercial Papers will be on account of **THE ISSUER** and shall be debited from the Current Account No.030-0001963 that **THE ISSUER** holds in Venezolano de Crédito, S.A., Banco Universal.

SEVENTH: In case **THE ISSUER,** prior totally paying off its obligations before the holders of commercial papers, judicially requires the delay status or is in liquidation proceedings or needs to demand payment of obligations, **THE BANK** after acknowledging request of delay or liquidation proceedings or the need to carry out an aggressive collection will convene a Meeting of Holders of Commercial Papers to inform them about the ongoing situation. Likewise, **THE BANK** shall immediately notify the National Securities and Exchange Commission, if the case may be, about its condition of direct creditor of **THE ISSUER** with reference to the collateral, if any, of its direct credit against the issuing entity and with an explanation of which could be the conflict of interest **THE BANK** may have when collecting its direct credit.

EIGHT: CAPITAL LEGITIMATING

THE BANK, proceeding in its capacity as Common Representative of Holders of Commercial Papers, is bound to comply with the provisions that may be applicable, included in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to Venezuelan capital markets, established by the National Securities and Exchange Commissions and published in Official Gazette No.36411 as of March 11, 1998.

NINTH: For all purposes it is hereby understood that **THE BANK** does hereby only assume the obligations inherent to its condition of Common Representative of Holders of Commercial Papers and in no case is responsible of any noncompliance attributable to **THE ISSUER**, its fault or delay in payment or to the truthfulness of the information provided to the National Securities and Exchange Commission. In any case,

MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A. is bound to immediately notify **THE BANK** about any fact, event or situation that may influence compliance with its duties in regard to the issuance of Commercial Papers referred to herein.

TENTH: DOMICILE

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and included herein shall be in written and effective when received at the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A. Av. Francisco de Miranda, Torre Country, Piso 12, Chacaito, Caracas, Venezuela.

THE BANK:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE . CARACAS METROPOLITAN DISTRICT. NATIANA DERETT DE CLERC. NINTH NOTARY PUBLIC OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT, Caracas, November 17th, 2003. Historical years 193 and 144. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DIAZ, registered with Inpreabogado (Lawyer's Social Security Institute) under No.31291, was presented for its AUTHENTICATION and return as per form No.279755 as of 11/14/2003. Its grantor being present they said to be: JUAN ANTONIO LOVERA V. and MARIA EUGENIA GAMEZ AZPURUA, both of legal age, domiciled in CARACAS, Venezuelan citizens, married and single, bearers of Identity card Nos. V-5534882 and V-5566177, respectively. The foregoing document was read out and compared against its original,

the copies were signed as well as the original in the presence of the Notary, the grantors declared: "ITS CONTENT IS TRUE AND OURS THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT." Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness LUSVIOLETH DELFIN and ELIAS SILVA, bearers of Identity Cards numbers V-16661984 and V-4851729, respectively, and insert it under No. 54, Volume 192 of the authentication books kept by this Notary Office. The undersigned Notary does hereby make known that she personally saw the Articles of Incorporation-By-Laws of: 1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on 3/31/1950 under No. 379, Volume 1-B, which last amendment was made before the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99, under No.35, volume 141-A-Pro; 2) Minute No. 904 of the Board of Directors, dated 6/27/2003 evidencing the powers vested upon JUAN ANTONIO LOVERA V. in his capacity as CORPORATE FINANCE VICE-PRESIDENT for this delivering; 3) Articles of Incorporation-By-Laws of VENEZOLANO DE CREDITO, S.A., Banco Universal, registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of 6/4/1925, under No.204, published in Official Gazette of the Government of the Federal District as of 6/6/1995, under No.3262, its by-laws amended as it is evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of 2/27/1992, under No.76, Volume 77-A-Pro, published in the newspaper La religion as of 3/26/1992, No. 38318 and minute of the Executive Committee dated 7/10/2003 authorizing MARIA EUGENIA GAMEZ AZPURUA for this delivery. For this act the Notary moved and agreed to form at: TORRE COUNTRY, PISO 11, CHACAÍTO and San Bernardino, as of today at 2:00 p.m. upon request of the party concerned. The document was drawn up by ELIAS SILVA, I.D. Card No.V-

4851729, Clerk: II, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Lawyer Natiana Derett de Clerc (signed) Illegible.

Ninth Notary Public of Libertador Municipality of the Capital District.

GRANTORS (signed) Illegible.

WITNESSES

Lusvioleth Delfin (signed) Illegible.

THE AUTHORIZED OFFICER

Elias Silva (signed) Illegible." --

Translator's Note:

At the upper right margin of each of the eighteen (18) folios originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 November 19 PM 2:20. FILE RECEIVED."----------------------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 17th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

2003 NOV 19 PM 2:20

RECIBIDO

Caracas, 19 de Noviembre de 2003.

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Att.- Dra. Aida Lamus

Anexo a la presente un (1) original y tres (3) copias de los contratos que a continuación se detallan:

1- Contrato de Agente de Colocación de Papeles Comerciales suscrito entre MANPA y Valores Vencred.

2- Contrato de Agente Custodio suscrito entre MANPA y Venezolano de Credito , S.A, Banco Universal.

3- Contrato de Representante Comun de los Tenedores de Papeles Comerciales suscrito entre MANPA y Venezolano de Credito , S.A, Banco Universal.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 23 35 – 901 22 45
Fax 901 23 17

Por favor cuando envíe la documentación esta debe venir Original de Carta con anexo. en el orden indicado, igual con las copias.

55/192

14-11-2003
279756
17-11-2003
RECIBIDO

CONTRATO DE COLOCACION

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, fundada en 1950, domiciliada en Caracas, cuya acta constitutiva y estatutos sociales fueron inscritos en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251) y cuya última modificación a sus estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141-A Pro, representada en este acto por el **Sr. JUAN ANTONIO LOVERA V.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la cédula de identidad **N° 5.534.882**, procediendo en su carácter de **Vicepresidente Corporativo de Finanzas** y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 904 del 27 de Junio de 2.003, que en lo sucesivo se denominará **" EL EMISOR "**, por una parte y por la otra, **VALORES VENCRED CASA DE BOLSA S.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda el día 18 de Noviembre de 1985, bajo el N° 2, Tomo 39-A Pro.; representada en este acto por los señores **YSIS VIVAS y GERONIMO PAOLINI.**, venezolanos, mayores de edad, domiciliados en Caracas y titulares de las cédulas de identidad **N° 5.312.418** y **N° 5.314.601** respectivamente, procediendo en su carácter de V.P. de Administración y Operaciones y Corredor público de Títulos Valores, respectivamente, facultados plenamente para este acto por la Junta Directiva de su representada, quien en lo adelante, y a los efectos del presente contrato se denomina **"EL AGENTE DE COLOCACION"**, se ha convenido celebrar el presente contrato de colocación, que se rige por las siguiente cláusulas:

PRIMERA: Acuerdo de Emisión y sus Características

La Asamblea General Ordinaria de Accionistas de "**EL EMISOR**" celebrada el 25 de Abril de 2003, autorizó la emisión de papeles comerciales hasta por un monto de Quince Mil Millones de Bolívares (Bs. 15.000.000.000,oo). En este sentido, la Junta Directiva en su reunión N° 904 de fecha 27 de junio de 2003, haciendo uso de las facultades conferidas por referida Asamblea de Accionistas, fijó el monto de la emisión de Papeles Comerciales en hasta OCHO MIL

MILLONES DE BOLIVARES (BS.8.000.000.000,00), cuyas características serán especificadas en la emisión de cada serie que será publicada en un diario de alta circulación nacional. La presente emisión fue autorizada e inscrita en el Registro Nacional de Valores el día 30 de Octubre de 2003, bajo la Resolución N° 129-2003.

SEGUNDA: Vigencia

Este contrato entrará en vigencia a la fecha de su firma y se mantendrá en vigencia hasta tanto hayan sido pagados todos los Certificados de Custodia negociables de cada una de las series con base a la autorización otorgada por la Comisión Nacional de Valores el día 30 de Octubre de 2003, bajo la Resolución N° 129-2003.

TERCERA: Atribuciones de los Agentes de Colocación

"EL EMISOR" autoriza y faculta a **VALORES VENCRED, S.A.** para actuar como **"AGENTE DE COLOCACIÓN"** y para designar, si fuere necesario, a otros "Corredores Públicos de Títulos Valores" de las series que se emitan con base a la autorización señalada en la Cláusula anterior. A tales efectos, **"EL AGENTE DE COLOCACIÓN"** estará encargado de:

a.- Procurar en Base a Mayores Esfuerzos o cualquier modalidad que fijen las partes, la Colocación del monto de cada serie de Papeles Comerciales, en la proporción que le correspondiere.

b.- Efectuar cualquier trámite que se necesitara para la eficiente colocación del monto asignado en cada serie.

c.- De conformidad a lo establecido en las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano,** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998, **"EL AGENTE DE COLOCACION"** se compromete a llevar el registro de las personas naturales y jurídicas que adquieren cualesquiera de las series de papeles comerciales relativas a esta emisión, de conformidad a lo establecido en los Artículos 3 y 4 de las mencionadas normas y deberá estar a disposición de **"EL EMISOR"** una vez culminado el período de colocación, en caso de que le sea requerido.

"EL AGENTE DE COLOCACION" estará exceptuado de llevar este registro cuando **EL EMISOR** efectúe directamente la colocación primaria de cualesquiera de las series, en cuyo caso será obligación de **"EL EMISOR"** llevar el registro de las personas naturales y jurídicas que adquieran las series de papeles comerciales relacionadas con la presente emisión, tal y como lo establece las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano.**

CUARTA: Legitimación de Capitales

"EL AGENTE DE COLOCACION" se obliga a cumplir con las disposiciones contenidas el las **Normas sobre la Prevención, Control y Fiscalización de la Operaciones de Legitimación de Capitales en el Mercado de Capitales Venezolano** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998.

QUINTA: Trámites y Gastos del Emisor

1. Las partes convienen expresamente en que la solicitud de autorización para hacer oferta pública de la referida emisión, será elaborada y tramitada por **"EL EMISOR"** ante la Comisión Nacional de Valores.
2. Las partes convienen en que los gastos correspondientes a impresión de los prospectos, impresión de los títulos únicos de cada serie y publicidad relativa a la colocación de las emisiones, estarán a cargo de "EL EMISOR".
3. Los gastos en que incurra **"EL AGENTE DE COLOCACION"** por cuenta de **"EL EMISOR"** requerirán la previa autorización de ésta.

SEXTA: Sistema de Colocación

"EL AGENTE DE COLOCACION" se compromete a procurar la colocación primaria de las series a que se refiere el presente contrato, mediante el sistema de "Colocación a Mayores Esfuerzos" o cualquier modalidad que fijen las partes y se anunciará en el aviso de prensa, el cual se encuentra definido en el Artículo 1°, Numeral 10, de las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones".

"EL AGENTE DE COLOCACION" se obliga a dar cumplimiento a todas las disposiciones aplicables que se deriven de las citadas Normas para la colocación primaria de los papeles comerciales a los cuales se refiere este contrato, así como a las cláusulas contenidas en el presente convenio. En la oportunidad de cada serie, **"EL EMISOR"** deberá emitir un Título Unico por el monto efectivamente colocado, el cual permanecerá en custodia de **"EL EMISOR"** que actuará como Agente de Pago para cada serie, lo cual será especificado en el aviso de prensa correspondiente. En el momento de efectuarse la venta, **"EL AGENTE DE COLOCACION"** deberá entregar a cada inversionista un recibo de caja el cual deberá ser canjeado por un certificado de custodia negociable emitido por **"EL EMISOR"** en su carácter de Custodio del Título Unico que conforma cada serie.

SEPTIMA: Distribución, Plazo y Forma

"EL AGENTE DE COLOCACION" comenzará a colocar el monto total de cada serie en la oportunidad en que sean publicados los avisos de prensa participando la emisión de cada serie. En la contratación que celebre "**EL AGENTE DE COLOCACION**" con otros Agentes de Colocación según lo previsto en la cláusula segunda, deberá establecerse: Diariamente las Sociedades de Corretaje de títulos valores, depositarán en la cuenta que "**EL EMISOR**" le haya indicado previamente y por escrito a "**EL AGENTE DE COLOCACION**" los fondos recaudados por sus ventas y enviarán a "**EL AGENTE DE COLOCACION**" conjuntamente con los comprobantes de los depósitos Bancarios el formulario diseñado por este último, en el cual se especificarán los montos colocados, así como otros datos relativos a dichas colocaciones.

Los fondos deberán ser entregados a "**EL EMISOR**" el día de la fecha valor de la venta, mediante depósito de los mismos en la cuenta, que a tal efecto, **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION".**

OCTAVA: Comisiones

"**EL AGENTE DE COLOCACION**" percibirá por los servicios prestados conforme al presente contrato, una comisión de 0,70% en caso de inversionistas **personas jurídicas** y de 1,50% en caso de inversionistas **personas naturales**, por año sobre el monto total efectivamente

por ellos colocado de la emisión autorizada por la Comisión Nacional de Valores, la cual será cancelada de la forma siguiente:

- Dicha comisión será pagada por **"EL EMISOR"** al finalizar el período de colocación de cada serie o cuando la serie esté totalmente colocada, lo primero que ocurra, una vez retenido el impuesto sobre la renta correspondiente.

Queda expresamente convenido que **"EL AGENTE DE COLOCACION"** enviará a **"EL EMISOR"** la factura especificando el Impuesto al Valor Agregado, actualmente equivalente al dieciséis por ciento (16,00 %), una vez enterado, calculado sobre el monto a cancelar a **"EL AGENTE DE COLOCACION"** de conformidad con lo establecido en el Decreto de Ley que establece el Impuesto al Valor Agregado publicado en la Gaceta Oficial de la República de Venezuela Nº 5.601 Extraordinario, de fecha treinta (30) de Agosto de 2.002. Quedando expresamente entendido que el pago de la comisión a **"EL AGENTE DE COLOCACION"** se efectúa por los servicios que presta al Emisor de acuerdo a este contrato.

NOVENA: Indemnización

"EL EMISOR" se obliga a mantener a salvo la responsabilidad de **"EL AGENTE DE COLOCACION"**, por cualquier reclamación que pudiese existir, por haber sido incorrecta, insuficiente o falsa la información publicada, derivada, generada y/o autorizada por **"EL EMISOR"** relacionada con la emisión de Papeles Comerciales a que hace referencia la Cláusula Primera. En consecuencia, **"EL EMISOR"** se compromete a indemnizar a **"EL AGENTE DE COLOCACION"** por cualquier perjuicio que las circunstancias antes mencionadas pudieran haberle causado.

DECIMA: Arbitraje y Domicilio

Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento. Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma

señalada en el Reglamento del Centro de Arbitraje de la Cámara de Comercio de Caracas, en las direcciones indicadas al final de este contrato.

Ambas partes eligen a la ciudad de Caracas como domicilio especial y exclusivo, para todos los fines de este contrato.

Las direcciones de notificación de las partes son las siguientes:

"EL EMISOR": Av. Francisco de Miranda, Torre Country Club, piso 11, Chacaíto.

"EL AGENTE DE COLOCACION": Avenida Alameda, Torre Venezolano de Crédito, Urb. San Bernardino, Piso 1, al lado de la Electricidad de Caracas. Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de autenticación.

PM 2:20

ARCHIVO

RECIBIDO

REPUBLICA BOLIVARIANA DE VENEZUELA
1000 Mil Bolívares
SENIAT
F-02 01056731
Nombre del solicitante:

REPUBLICA BOLIVARIANA DE VENEZUELA
1000 Mil Bolívares
SENIAT
F-02 01056728
Nombre del solicitante: MANPA, S.A.C.A.
Número de identificación:
Fecha: 18/11/2005
Concepto: AUT

REPÚBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. NATIANA DERETT DE CLERC. NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, *Caracas,* Dieciocho (18) *de* Noviembre *del año dos mil tres (2.003). 193° y 144°. El anterior documento redactado por el abogado:* **NELLY GONZÁLEZ DÍAZ**, *inscrito en el Inpreabogado bajo el No:* **31291**, *fue presentado para su* **AUTENTICACIÓN** *y devolución según planilla No:* **279756**, *de fecha:* **14-11-2003.** *Presentes sus Otorgantes dijeron llamarse:* **JUAN ANTONIO LOVERA V, YSIS VIVAS y GERONINO PAOLINI,** *mayores de edad, domiciliados en:* **CARACAS**, *de Nacionalidad:* **VENEZOLANA**, *de estado civil:* Casado, Soltera *y* Soltero, *titulares de las Cédulas de Identidad Nos:* V-5534882, V-5312.418 *y* V-5314.601 *respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron:* **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** *La Notario hace constar que informó a las partes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el ordinal 2° del Artículo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos:* **LUSVIOLETH DELFIN** *y* **ELIAS SILVA**, *titulares de las cédulas de Identidad Nos:* **V.- 16.661.984** *y* **V.-4.851.729**, *respectivamente, quedando anotado bajo el No:* **55**, *Tomo:* **192**, *de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista Documento Constitutivo Estatutario de:* **1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** *inscrito por ante el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Mercantil del Dtto. Federal, el 31-3-1950 bajo el N° 379, Tomo 1-B., cuya última modificación fué efectuada por ante el Registro Mercantil I de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, en fecha: 14-07-99, bajo el No. 35, tomo 141-A-Pro.,* **2)** *Acta de Junta Directiva No. 904, de fecha: 27-06-2003, en la cual se evidencian las facultades de* **JUAN ANTONIO LOVERA V**, *en su carácter de:* **VICEPRESIDENTE CORPORATIVO DE FINANZAS**, *para realizar el presente otorgamiento;* **3)** *Documento Constitutivo Estatutario de:* **VALORES VENCRED CASA DE BOLSA, S.A.,** *inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, el 18-11-1985, bajo el No. 2, Tomo 39-A-Pro. Documento en el cual se evidencian las facultades de:* **ISYS VIVAS y GERONIMO PAOLINI**, *en su carácter de:* **VICEPRESIDENTE DE ADMINISTRACION y OPERACIONES y CORREDOR PÚBLICO DE TITULOS VALORES,** *para otorgar el presente documento.- Para este acto la Notaría se trasladó y constituyó en:* Torre Country Club piso 11, Chacaito a San Bernardino *hoy a las:* 2 PM, *a petición de parte interesada, realizado por:* **ELIAS SILVA.** *C.I. N°:* **V.-4.851.729,** *escribiente:* **II,**

Funcionario autorizado de conformidad con el Artículo 29 del Reglamento de Notarías Públicas.

LA NOTARIO PÚBLICO.-

Dra. Natiana Danett de Clerc
NOTARIO INTERINO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DTTO. CAPITAL

LOS OTORGANTES.-

LOS TESTIGOS.-

LUSVIOLETH DELFIN

ELIAS SILVA

EL FUNCIONARIO AUTORIZADO

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

54 | 192

REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo la última modificación estatutaria la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión No. 904 de la Junta Directiva de fecha 27 de junio de 2003, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **VENEZOLANO DE CREDITO, S.A., Banco Universal**, domiciliado en Caracas, constituido conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.995, No 3.262, documento este último reformado y refundido con los estatutos en solo texto, según se evidencia de asiento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 27 de Febrero de 1.992, bajo el No. 76, Tomo 77-A Pro, publicado en el Diario La Religión, el 26 de Marzo de 1.992, No. 38.218, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizado por el Comité Directivo de fecha 10 de julio de 2.003, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA: ACUERDO DE LA EMISION

"EL EMISOR" mediante Asamblea General Ordinaria de Accionistas celebrada en Caracas el día 25 de Abril de 2003 y decisión de la Junta Directiva en su reunión No. 904 de fecha 27 de junio de 2003, aprobó realizar una emisión de Papeles Comerciales al Portador hasta por la cantidad de OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,00), la cual está identificada como Emisión 2003-I, con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la emisión y el Contrato de Colocación, los cuales se declaran parte integrante del presente contrato. La referida emisión ha sido autorizada por la Comisión Nacional de Valores según Resolución N° 129 -2003 de fecha 30 de Octubre de 2003

SEGUNDA: DESIGNACION

La Asamblea Ordinaria de Accionistas de **"EL EMISOR"**, en sesión de fecha 25 de Abril de 2003, acordó designar al VENEZOLANO DE CREDITO, S.A., Banco Universal, como Representante Común de los Tenedores de Papeles de cada una de las series que se emitan a partir de la fecha en que se suscriba el presente contrato y en base a la autorización otorgada por la Comisión Nacional de

Valores N° 129-2003.

2003 NOV 19 PM 2: 19

RECIBIDO

TERCERA: ATRIBUCIONES DEL BANCO.

"EL BANCO", en su carácter de Representante Común de los Tenedores de Papeles Comerciales, tendrá todas las atribuciones y responsabilidades que le corresponda establecidas de conformidad con lo dispuesto en la Ley de Mercado de Capitales y en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, dictadas por la Comisión Nacional de Valores. El Representante Común permanecerá en sus funciones hasta el vencimiento de la última serie en circulación correspondiente a la autorización para emitir papeles comerciales. En el caso de encontrarse **"EL EMISOR"** en mora en el cumplimiento de sus obligaciones contraídas con ocasión a la emisión de los papeles comerciales por parte del ente emisor, el Representante Común de los tenedores de los mencionados papeles comerciales, deberá convocar a una asamblea de tenedores de papeles comerciales, a fin de informar a los mismos de la situación.

CUARTA: DEBERES DEL EMISOR

"EL EMISOR" se obliga a informar a **"EL BANCO"** con cinco (5) días de anticipación sobre la serie que se pretenda emitir en base a la autorización señalada en la cláusula Primera del presente contrato, así como suministrar a **"EL BANCO"**, toda la información financiera, técnica, contable, legal y operativa que fuere necesaria y que estuviere relacionada con la emisión objeto de este contrato. Sin embargo, **"EL BANCO"** podrá contratar a expensas de **"EL EMISOR"** los servicios de profesionales, capaces de suministrar dicha información, a los fines de que **"EL BANCO"** pueda ejercer las funciones que sean procedentes para la defensa y protección de los derechos de los tenedores de papeles comerciales y para cumplir con los deberes establecidos en la Ley de Mercado de Capitales. **"EL BANCO"** notificará a **"EL EMISOR"** acerca de los servicios profesionales que pretenda contratar.

QUINTA: PAGO POR SERVICIOS

"EL BANCO" recibirá por los servicios inherentes a su condición Representante Común de los Tenedores de Papeles Comerciales, la cantidad de QUINIENTOS MIL BOLIVARES (Bs.500.000,oo) mensuales, pagadera la primera mensualidad en el momento del inicio de la Oferta Pública de la primera serie de esta emisión y las siguientes en la misma fecha de cada mes subsiguiente, durante la vigencia de la emisión. **"EL EMISOR"** autoriza a **"EL BANCO"** a debitar las mencionadas cantidades de la Cuenta Corriente No. 030-0001963 de **"EL EMISOR"** que mantiene en el VENEZOLANO DE CREDITO, S.A., Banco Universal.

SEXTA: GASTOS

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de conformidad con la Ley de Mercado de Capitales, así como en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 030-0001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A., Banco Universal.

SEPTIMA: En caso de que **"EL EMISOR"**, previamente a la cancelación total de sus obligaciones

frente a los tenedores de papeles comerciales, solicite judicialmente el estado de atraso o se encuentre en un procedimiento de quiebra o en el caso de que sea necesario exigir judicialmente el pago de las obligaciones, **"EL BANCO"** luego de tener conocimiento de la solicitud de atraso o del procedimiento de quiebra o la necesidad de proceder al cobro judicial, convocará a una Asamblea de Tenedores de Papeles Comerciales, a fin de informar a los mismos sobre la situación planteada. Igualmente, **"EL BANCO"** deberá notificar de inmediato a la Comisión Nacional de Valores, si fuese el caso de su condición de acreedor directo de **"El EMISOR"** con indicación de las garantías, si tuviera alguna, de su crédito directo contra la sociedad emisora y con una explicación de cuáles podrían ser los conflictos de intereses que tenga **"EL BANCO"** en el ejercicio del cobro de su crédito directo.

OCTAVA: LEGITIMACION DE CAPITALES.

"EL BANCO" procediendo en su carácter de Representante de los Tenedores de Papeles Comerciales se obliga a cumplir con las disposiciones que le sean aplicables, contenidas en la "Normas sobre la Prevención, Control y Fiscalización de las operaciones de legitimación de capitales aplicables al mercado de capitales venezolano", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de marzo de 1.998.

NOVENA: A todos los efectos queda entendido que **"EL BANCO"** por este contrato solo asume las obligaciones inherentes a su condición de Representante Común de los Tenedores de Papeles y en ningún caso se responsabiliza por cualquier incumplimiento atribuible a **"EL EMISOR"**, a su falta o retraso en el pago o a la veracidad de la información suministrada a la Comisión Nacional de Valores. En todo caso, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.** queda obligada a notificar a **"EL BANCO"** de manera inmediata sobre cualquier hecho, evento o situación que pudiera influir sobre el cumplimiento de sus obligaciones en referencia a la emisión de Papeles Comerciales a que se contrae este contrato.

DECIMA: DOMICILIO

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, COMPAÑIA ANONIMA (MANPA) S.A.C.A.:

Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaito, Caracas, Venezuela.

EL BANCO:

VENEZOLANO DE CREDITO, S.A., Banco Universal: Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su autenticación.

REPUBLICA BOLIVARIANA DE VENEZUELA

1000 Mil Bolívares

SENIAT

F -02 01056726

Nombre del solicitante:

REPUBLICA BOLIVARIANA DE VENEZUELA

1000 Mil Bolívares

SENIAT

F -02 01056727

Nombre del solicitante: MANPA, S.A.

Número de identificación:

Fecha: 17/11/2003

Concepto: AVT

RECIBIDO

REPÚBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. NATIANA DERETT DE CLERC. NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, *Caracas,* Diecisiete *de* Noviembre *del año dos mil tres (2.003). 193º y 144º. El anterior documento redactado por el abogado:* **NELLY GONZÁLEZ DÍAZ**, *inscrito en el Inpreabogado bajo el No:* **31291**, *fue presentado para su* **AUTENTICACIÓN** *y devolución según planilla No:* **279755**, *de fecha:* **14-11-2003.** *Presentes sus Otorgantes dijeron llamarse:* **JUAN ANTONIO LOVERA V, MARIA EUGENIA GAMEZ AZPURUA,** *mayores de edad, domiciliados en:* **CARACAS**, *de Nacionalidad:* **VENEZOLANA,** *de estado civil:* Casado *y* Soltera *, titulares de las Cédulas de Identidad Nos:* V-5534882 *y* V-5566177 *respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron:* **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** *La Notario hace constar que informó a las partes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el ordinal 2º del Artículo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos:* **LUSVIOLETH DELFIN** *y* **ELIAS SILVA**, *titulares de las cédulas de Identidad Nos:* **V.- 16.661.984** *y* **V.- 4.851.729**, *respectivamente, quedando anotado bajo el No:* **54**, *Tomo:* **192**, *de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista Documento Constitutivo Estatutario de:* **1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** *inscrito por ante el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Mercantil del Dtto. Federal, el 31-3-1950 bajo el Nº 379, Tomo 1-B., cuya última modificación fué efectuada por ante el Registro Mercantil I de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, en fecha: 14-07-99, bajo el No. 35, tomo 141-A-Pro.,* **2)** *Acta de Junta Directiva No. 904, de fecha: 27-06-2003, en la cual se evidencian las facultades de* **JUAN ANTONIO LOVERA V,** *en su carácter de:* **VICEPRESIDENTE CORPORATIVO DE FINANZAS,** *para realizar el presente otorgamiento;* **3)** *Documento Constitutivo Estatutario de:* **VENEZOLANO DE CREDITO S.A., Banco Universal,** *inscrita por ante el Registro de Comercio del Juzgado de Primera instancia en lo Mercantil del Dtto. Federal, el 04-06-1925, bajo el 204, publicado en la Gaceta Municipal del Gobierno del Dtto. Federal, en fecha 06-06-1995, bajo el No. 3262, modificado sus Estatutos, según documento inscrito en el Registro Mercantil I de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, el 27-02-1992, bajo el No. 76, Tomo 77-A-Pro, publicado en el Diario la Religión el 26-03-1992, No. 38.318. Y Acta de Comité Directivo, de fecha 10-07-2003, donde se autoriza a* **MARIA EUGENIA GAMEZ AZPURUA,** *para realizar el presente otorgamiento.- Para este acto la Notaría se trasladó y constituyó en:* Torre Country Club, Piso 11, Chacaito y San Bernardino

hoy a las: 2PM, a petición de parte interesada, realizado por: ***ELIAS SILVA.*** *C.I. Nº:* ***V.-4.851.729,*** *escribiente:* ***II,*** *Funcionario autorizado de conformidad con el Artículo 29 del Reglamento de Notarías Públicas.*

LA NOTARIO PÚBLICO.-

Dra. N... Dereti de Clero
NOTARIO INTERINO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DTTO. CAPITAL

LOS OTORGANTES.-

LOS TESTIGOS.-

LUSVIOLETH DELFIN

ELIAS SILVA

EL FUNCIONARIO AUTORIZADO

Nelly González Díaz
Abogado
Inpre Abogado No. 31291

53192

Distrito Metropolitano de Caracas
Notaría Pública Novena del Municipio
Libertador del Distrito Capital
Recibido el: 19-11-03
Planilla de Presentación Nº 279784
Fijado para el día: 17-11-2003
Derechos Arancelarios:

RECIBIDO

CONTRATO DE AGENTE CUSTODIO

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo la última modificación estatutaria la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No.5.534.882, debidamente autorizado para ello en sesión No. 904 de Junta Directiva de fecha 27 de junio de 2.003, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **"VENEZOLANO DE CREDITO, S.A., Banco Universal"**, sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.995, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002, bajo el No. 11, Tomo 6 A Pro, publicado en el Diario La Religión, el 07 de Marzo de 2.002, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizada por el Comité Directivo de fecha 10 de julio de 2.003, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA :

El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, por la guarda y custodia de los Títulos Únicos y/o macrotítulos que éste emita para cada una de las series correspondientes a la Emisión de Papeles Comerciales al Portador, que

por un monto de **OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,00)**, o su equivalente en dólares de los Estados Unidos de América, emitirá **"EL EMISOR".** La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 25 de abril de 2.003, y de acuerdo con lo decidido por la Junta Directiva en sesión N° 904 de fecha 27 de junio de 2.003, para ser colocada a través de Oferta Pública, y fue autorizada por la Comisión Nacional de Valores, según resolución N° 129-2003 de fecha 30 de Octubre de 2.003, con la obligación del VENEZOLANO DE CREDITO, S.A. Banco Universal, de devolverlos a EL EMISOR al vencimiento de cada uno de ellos.

SEGUNDA :

"EL EMISOR" designa al **VENEZOLANO DE CREDITO, S.A. Banco Universal.** como **AGENTE CUSTODIO** de los Títulos Únicos y/o macrotítulos que emita para cada una de las series de la emisión identificada en la cláusula anterior. A tal efecto, **"EL EMISOR"** autoriza al **VENEZOLANO DE CREDITO, S.A. Banco Universal** para que proceda a emitir los correspondientes certificados de custodia negociables, que evidencie la titularidad del porcentaje del adquirente del macrotítulo de papeles comerciales. Para la impresión por parte del **AGENTE CUSTODIO** de los certificados de custodia, deberá atenerse única y exclusivamente al listado que proporcionará EL/LOS AGENTES DE COLOCACION, debidamente firmado por los funcionarios autorizados a tal efecto y previa confirmación de **"EL EMISOR"**, donde deberán informar acerca del nombre de cada inversionista, el monto adquirido, la serie a la cual pertenece, el vencimiento de la misma y el porcentaje de la participación.

El **AGENTE CUSTODIO** procederá a la emisión de los Certificados de Custodia Negociables, siempre y cuando haya recibido por parte de **EL EMISOR**, el título único y/o macrotítulo de la serie y la información proporcionada por el/los Agentes de Colocación. Los Certificados de Custodia negociables deberán contener en su texto la siguiente información: a) Tipo de certificado; b) Denominación del emisor del certificado; c) Porcentaje de participación sobre el macrotítulo; d) Identificación de la serie y sus principales características; e) Autorización de la emisión otorgada por la Comisión Nacional de Valores, y f) Las firmas autorizadas del Agente Custodio.

2003 NOV 19 PM 2: 19

RECIBIDO

TERCERA:

EL EMISOR responde de la autenticidad de los Títulos Unicos y/o macrotítulos entregados a el **AGENTE CUSTODIO** y queda expresamente entendido que **EL EMISOR** es el único deudor y se encuentra obligado frente a los tenedores de Papeles Comerciales, al pago tanto de capital como del rendimiento de dicho papeles contenidos en el título único y/o macrotítulo, desde el mismo momento en que el **AGENTE CUSTODIO** les haga entrega de los Certificados de Custodia negociables, objeto de esta operación.

CUARTA:

Es entendido que el **VENEZOLANO DE CREDITO, S.A., Banco Universal,** actuando como Agente Custodio de las series que integran la Emisión de Papeles Comerciales, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"**, en relación a la Emisión de Papeles Comerciales indicadas en la Cláusula Primera de éste contrato. Por lo tanto, el **VENEZOLANO DE CREDITO, S.A. Banco Universal**, en su carácter de Agente Custodio, no garantiza a los tenedores de los Papeles Comerciales o a los tenedores de los Certificados de Custodia Negociables, el pago de capital e intereses por parte de **"EL EMISOR".**

La obligación de **"EL AGENTE CUSTODIO"** de realizar, por cuenta de **"EL EMISOR"**, la custodia y emisión de los Certificados de Custodia Negociables, está sujeta a las condiciones siguientes:

a) **"EL AGENTE CUSTODIO"** debe haber recibido el Título Unico y/o macrotítulos por parte de **"EL EMISOR"**, dentro de los dos (2) días anteriores al inicio de la oferta pública de la serie que se trate.

b) **"EL AGENTE DE PAGO"** debe haber recibido las instrucciones originales por parte de los Agentes de Colocación designados por EL EMISOR, previamente conformada por éste.

QUINTA:

"EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar

de inmediato y por escrito a **"EL AGENTE CUSTODIO"**, cualquier hecho relevante relacionado con la Emisión de Papeles Comerciales, su circulación, su vencimiento.

2003 MAY 19 PM 2: 19

RECIBIDO

SEXTA:

"EL BANCO" percibirá por sus servicios como Agente Custodio la cantidad de **CUATROCIENTOS MIL BOLIVARES (Bs. 400.000,oo)** mensuales, contados a partir de la emisión de la oferta pública de la primera serie que integre la Emisión de Papeles Comerciales identificada en la cláusula primera de este contrato, los cuales serán debitados de la cuenta corriente N° 030-0001963, que mantiene **"EL EMISOR"** en el VENEZOLANO DE CREDITO, S.A. Banco Universal, para lo cual **"EL EMISOR"** autoriza a **"EL AGENTE CUSTODIO"**, para efectuar dichos cargos mensuales.

SEPTIMA:

Este contrato tendrá vigencia desde la fecha de inicio de la colocación de la primera serie de Papeles Comerciales que integra la emisión a que se refiere este contrato y hasta tanto haya sido redimido y pagado el Título Unico y/o macrotítulos de la última serie que integre la emisión identificada en este contrato. Sin embargo, las partes, de mutuo acuerdo, podrán darlo por terminado en cualquier momento, previa notificación por escrito, con al menos treinta (30) días de anticipación a la fecha de terminación.

OCTAVA:

De conformidad a lo establecido en las Normas sobre prevención, control y fiscalización de las operaciones de legitimación de capitales aplicables al mercado de capitales venezolano publicadas en la Gaceta Oficial N° 36.411 del 11 de marzo de 1.998, será por cuenta de **EL EMISOR** la obligación de llevar el registro de las personas naturales y jurídicas que adquieran los papeles comerciales relacionadas con la presente emisión, tal y como lo establece las referidas normas.

NOVENA:

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

NOV 19 PM 2:19

RECIBIDO

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.OMPAÑIA ANONIMA (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaito, Caracas, Venezuela.

EL AGENTE CUSTODIO:

VENEZOLANO DE CREDITO, S.A., Banco Universal: Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su autenticación.

REPUBLICA BOLIVARIANA DE VENEZUELA
1000 Mil Bolívares
SENIAT
F-02 01022567

REPUBLICA BOLIVARIANA DE VENEZUELA
1000 Mil Bolívares
SENIAT
F-02 01022568
Nombre del solicitante: MANPA S.A.CA
Número de identificación:
Fecha: 17/11/2003
Concepto: ANT

REPÚBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. NATIANA DERETT DE CLERC. NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, *Caracas,* Diecisiete de Noviembre *del año dos mil tres (2.003). 193° y 144°. El anterior documento redactado por el abogado:* **NELLY GONZÁLEZ DÍAZ**, *inscrito en el Inpreabogado bajo el No:* **31291**, *fue presentado para su* **AUTENTICACIÓN** *y devolución según planilla No:* **279754**, *de fecha:* **14-11-2003.** *Presentes sus Otorgantes dijeron llamarse:* **JUAN ANTONIO LOVERA V y MARIA EUGENIA GAMEZ AZPURUA,** *mayores de edad, domiciliados en:* **CARACAS**, *de Nacionalidad:* **VENEZOLANA,** *de estado civil:* Casado *, y* Soltera *, titulares de las Cédulas de Identidad Nos:* V-5534882 *, y* V-5566177 *, respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron:* **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** *La Notario hace constar que informó a las partes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el ordinal 2° del Artículo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos:* **LUISA FARIAS** *y* **ELIAS SILVA**, *titulares de las cédulas de Identidad Nos:* **V.- 5.392.210** *y* **V.-4.851.729**, *respectivamente, quedando anotado bajo el No:* **53**, *Tomo:* **192**, *de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista Documento Constitutivo Estatutario de:* **1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, *inscrito por ante el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Mercantil del Dtto. Federal, el 31-3-1950 bajo el N° 379, Tomo 1-B., cuya última modificación fué efectuada por ante el Registro Mercantil I de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, en fecha: 14-07-99, bajo el No. 35, tomo 141-A-Pro.,* **2)** *Acta de Junta Directiva No. 904, de fecha: 27-06-2003, en la cual se evidencian las facultades de* **JUAN ANTONIO LOVERA V,** *en su carácter de:* **VICEPRESIDENTE CORPORATIVO DE FINANZAS,** *para realizar el presente otorgamiento;* **3)** *Documento Constitutivo Estatutario de:* **VENEZOLANO DE CREDITO S.A., Banco Universal,** *inscrita por ante el Registro de Comercio del Juzgado de Primera instancia en lo Mercantil del Dtto. Federal, el 04-06-1925, bajo el 204, publicado en la Gaceta Municipal del Gobierno del Dtto. Federal, en fecha 06-06-1995, bajo el No. 3262, transformado en Banco Universal, cambiada su denominación social y modificado sus Estatutos, según documento inscrito en el Registro Mercantil I de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, el 24-01-2002, bajo el No. 11, Tomo 6-A-Pro, publicado en el Diario la Religión el 07-03-2002.* Y Acta de Comité Directivo, de fecha 10-07-2003, donde se autoriza a **MARIA EUGENIA GAMEZ AZPURUA,**

para realizar el presente otorgamiento. Para este acto la Notaría se trasladó y constituyó en: **TORRE COUNTRY, PISO 11, y BANCO VENEZOLANO DE CREDITO,** hoy a las: 3 PM y 2 PM, a petición de parte interesada, realizado por: **ELIAS SILVA.** C.I. Nº: **V.-4.851.729**, escribiente: **II.** Funcionario autorizado de conformidad con el Articulo 29 del Reglamento de Notarías Públicas.

LA NOTARIO PÚBLICO.-

Dra. Natiana Deroti de Clerc
NOTARIO INTERINO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DTTO. CAPITAL

LOS OTORGANTES.-

LOS TESTIGOS.-

LUISA FARIAS

ELIAS SILVA

EL FUNCIONARIO AUTORIZADO

04 FEB -9 AM 7:21

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

Caracas, November 25, 2003

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: Dr. Aida Lamus

Attached hereto please find one (1) original and three (3) copies of the newspaper ad corresponding to Issuance 2003-I of Commercial Papers at bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. for their approval and bearing of the respective seal of *Publicity Authorized by the National Securities and Exchange Commission.*

Should you have any further question please do not hesitate to contact me,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 2335 – 901 22 45

Fax 901 23 17

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2003-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of October 30, 2003 as per Resolution No129-2003 for a maximum amount of Bs.8,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 25, 2003 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 904 held on June 27, 2003.

On November 21, 2003 MANPA Finance Corporate Vice-President by the powers vested upon him by meeting of the Board of Directors held on June 27, 2003 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

Bs.4,000,000,000.oo

The present series is represented by a Sole Bond amounting to Bs4,000,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A., Banco Universal

PLACEMENT PRICE: At discount	**YIELDING**
PLACE AND DATE OF ISSUANCE:	*****%**
Caracas, November 27, 2003	
MATURITY DATE:	**360-day basis**
Caracas, February 26, 2004	
TERM:	**91 days**

AMOUNT OF INVESTMENT: **Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A" Sub-category "A2"
CLASIFICADORES ASOCIADOS S&S, C.A. Category A: Sub-category "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT AT BIGGER EFFORTS

PLACEMENT AGENT

CASA DE BOLSA, S.A.

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission. Primary placement of bonds will begin on November 27, 2003 and have a term of 15 continuous days.

ADVERTISEMENT AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION.

Translator's note:

At the upper right margin of each of the two folios originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 November 25 AM 11:51. FILE RECEIVED."---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 17th, 2003.

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

COMISION NACIONAL DE VALORES

2003 NOV 25 AM 11:5

ARCHIVO
RECIBIDO

Caracas, 25 de Noviembre de 2003

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Dra. Aida Lamus

Anexo a la presente sírvase encontrar (1) original y tres (3) copias del Aviso en Prensa correspondiente a la Emisión 2003-I de Papeles Comerciales al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A. para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores.*

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 23 35 – 901 22 45
Fax 901 23 17

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2003-I

RECIBIDO

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 30 de Octubre de 2.003 según Resolución No. 129-2003, por un monto máximo de Bs. 8.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 25 de Abril de 2.003 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No.904 celebrada el 27 de Junio de 2.003
El Vicepresidente Corporativo de Finanzas de MANPA, el 21 de Noviembre de 2.003, mediante atribuciones conferidas en reunión de Junta Directiva del 27 de Junio de 2.003, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. 4.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 4.000.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

RENDIMIENTO
****** %**
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, 27 de Noviembre de 2003
FECHA DE VENCIMIENTO:Caracas, 26 de Febrero de 2004
PLAZO: 91 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Categoría "A" Subcategoría "A2"
CLASIFICADORES ASOCIADOS S&S, C.A	Categoría "A" Subcategoría "A2"

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED CASA DE BOLSA, S.A.

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el 27 de Noviembre de 2.003, con un plazo de 15 días continuos.

PUBLICIDADA AUTORIZADA POR LA COMISION NACIONAL DE VALORES

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

04 FEB -9 [illegible] 7:21

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

Caracas, November 19, 2003

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: Dr. Aida Lamus

Attached hereto please find ten prospectus corresponding to Issuance 2003-I of Commercial Papers at bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. for their approval and bearing of the respective seal of *Publicity Authorized by the National Securities and Exchange Commission*.

Should you have any further question please do not hesitate to contact me,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 2335 – 901 22 45 Fax 901 23 17

Translator's note:

At the upper right margin there is a wet seal that reads as follows: "National Securities

and Exchange Commission. 2003 November 19 PM 2:12. FILE RECEIVED."------------
The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 17th, 2003.

JUDITH HERNAÑDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA

MANPA

2003 NOV 19 PM 2:12
RECIBIDO

Caracas, 19 de Noviembre de 2003

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Dra. Aida Lamus

Anexo a la presente sírvase encontrar diez prospectos correspondientes a la Emisión 2003-I de Papeles Comerciales al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A. para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores.*

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 23 35 – 901 22 45
Fax 901 23 17

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of Manpa]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, a Trading Company of this domicile, do hereby **CERTIFY** "That: the Minute partially herein transcribed is a true and exact transcription of its original which is inserted in the Board of Directors Book of my principal, and textually reads as follows: "

"**Minute No. 904**: As of today, the **Twenty-Seventh (27th) day of June of the year Two Thousand Three**, there gathered members of the Board of Directors: Carlos Delfino T., President; Celestino Martinez P., First Vice-President; Carlos H. Paparoni M., Second Vice-President; and the Directors: Alfredo Travieso P., Nelson Isamit, Elena Delfino P., Arnaldo Añez D., Angel Ramírez, Carlos Soto Rivera and Fernando Paparoni M., Deputy Directors in absence of Alfredo Gómez Ruiz, Julio Bustamante and Alicia M. Paparoni M., respectively. Likewise, there were present Alejandro Delfino T., Executive President and Deputy Director in absence of Juan Carlos Carpio and José Gaetano Paparoni M., Advisor.

4. The Board of Directors in virtue of authorization granted by the General Shareholder's Meeting held on April 25, 2003 to issue Commercial Papers agreed to set the amount of issuance in eight thousand million bolivars (Bs.8,000,000,000.00). In this

connection, it delegated on Alejandro Delfino T. and/or Juan Antonio Lovera so that jointly or severely negotiate, set and establish all conditions and terms of each series comprising issuance, the number, identification and amount of each series of issuance, par value of the sole bond or bonds, their maturity date, place and term of payment, placement price, discount rate or premium and the yielding rate, yearly or effective, or interest rate, as the case may be, their fashion, placement system, price, collateral if necessary, and, in general, all the matters related to issuance. In virtue of this authorization the aforementioned people are likewise authorized to carry out all the acts, formalities and management necessary before de corresponding entities to carry out issuance. Carlos Delfino T., Alejandro Delfino T., Angel Ramírez, Juan Antonio Lovera, Marina Fioravanti, María Alejandra Mágnum and/or Leticia Level were authorized so that whomsoever two (2) of them sign the Sole Bond or the Provisional and/or Final Bonds of each series that will comprise issuance of Commercial Papers. Then, Alejandro Delfino T. and/or Juan Antonio Lovera were authorized to subscribe the documents required before the Common representative of Holders of Commercial Papers and to set their remuneration within the terms approved by the General Shareholders' Meeting held on April 25, 2003."

This Certification is issued in Caracas, on the Eight (8th) day of July of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A.

Carlos E. Delfino T. (signed) Illegible. Chairman of the Board of Directors -------------------

Translator's note:

At the upper right margin of each of the two folios originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 September 26 AM 11:44. FILE RECEIVED."---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 17th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 904:** Hoy, veintisiete (27) de junio de dos mil tres, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni M., Segundo Vicepresidente; y los Directores: Alfredo Travieso P., Nelson Isamit, Elena Delfino P., Arnaldo Añez D., Angel Ramírez, Carlos Soto Rivera y Fernando Paparoni M., Directores Suplentes en ausencia de Alfredo Gómez Ruiz, Julio Bustamante y Alicia M. Paparoni M. Respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y Director Suplente en ausencia de Juan Carlos Carpio y José Gaetano Paparoni M., Asesor.

4. La Junta Directiva, en virtud de la autorización otorgada por la Asamblea General de Accionistas, celebrada en fecha 25 de abril de 2003, para la emisión de Papeles Comerciales, acordó fijar el monto de la emisión en ocho mil millones de bolívares (Bs.8.000.000.000,00). En este sentido delegó en los señores Alejandro Delfino T. y/o Juan Antonio Lovera para que conjunta o separadamente negocien, fijen y establezcan todas las condiciones y términos de cada una de las series que conformarán la emisión, el número, identificación y monto de cada una de las series de la emisión, valor nominal del título único o de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o prima y la tasa de rendimiento, anual o efectiva, o tasa de interés, según sea el caso, modalidad, sistema de colocación, precio, garantía si fuere necesaria y, en general, todos los aspectos relativos a la emisión. En virtud de esta autorización las personas antes mencionadas quedan igualmente autorizadas para realizar todos los actos, trámites y gestiones necesarios ante los

MANPA

organismos competentes para llevar a cabo la emisión. Se autorizó a los señores Carlos Delfino T., Alejandro Delfino T., Angel Ramírez, Juan Antonio Lovera, Marina Fioravanti, María Alejandra Mágnum y/o Leticia Level para que dos (2) cualesquiera de ellos firmen el Título Unico o los Títulos Provisionales y/o definitivos de cada una de las series que conformarán la emisión de Papeles Comerciales. Por último se autorizó a Alejandro Delfino T. y/o a Juan Antonio Lovera para suscribir los documentos requeridos con el representante Común de los Tenedores de Papeles Comerciales y fijar su remuneración, dentro de los términos aprobados por al Asamblea General de Accionistas celebrada en fecha 25 de abril de 2003".

Certificación que expido en Caracas a los ocho (8) días del mes de julio del año dos mil tres.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, November 19, 2003

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: Dr. Aida Lamus

Attached hereto please find ten prospectus corresponding to Issuance 2003-I of Commercial Papers at bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. for their approval and bearing of the respective seal of *Publicity Authorized by the National Securities and Exchange Commission.*

Should you have any further question please do not hesitate to contact me,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 2335 – 901 22 45 Fax 901 23 17 ---

[Letterhead of MANPA]

Caracas, November 19, 2003

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: Dra. Aida Lamus

Attached hereto please find one (1) original and three (3) copies of the contracts detailed herein below

1.- Commercial Papers Placement Agent Contract entered into MANPA and Valores Vencred.

2.- Custody Agent Contract entered into MANPA and Venezolano de Crédito, S.A. Banco Universal.

3.- Contract of Common Representative of Holders of Commercial Papers entered into MANPA and Venezolano de Crédito, S.A. Banco Universal.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 2335 – 901 2245

Fax 901 2317 --

COMMON REPRESENTATIVE OF HOLDERS OF COMMERCIAL PAPERS

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Commercial Registry Court kept by the then Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting No.904 of the Board of Directors as of June 27, 2003 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, domiciled in Caracas, incorporated as evidenced

by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1995 under No.3262, this last document amended and incorporated to the by-laws in one sole text as evidenced by entry registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of February 27, 1992 under No.76, Volume 77-A-Pro, published in the newspaper "La Religión" as of March 26, 1992 No.38218, represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177 dully authorized by the Executive Committee as of July 10, 2003 that hereinafter will be called "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 25th, 2003 and upon decision of the Board of Directors in its meeting No.904 dated June 27, 2003 approved issuing Commercial Papers at Bearer amounting to up to EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00), which are identified as Issuance 2003-I, with the characteristics and fashions set forth in the corresponding Prospectus of issuance and the Placement Contract that are hereby declared an integral part of the present contract. The National Securities and Exchange Commission, as per Resolution No.129-2002 dated October 30, 2003 approved the aforementioned issuance.

SECOND: APPOINTMENT

The General Shareholders' Meeting of **THE ISSUER,** in meeting held on April 25, 2003 agreed to appoint VENEZOLANO DE CREDITO, S.A., Banco Universal as Common Representative of Holders of Papers of each of the series issued form the date of executing the present contract and based on authorization No. 129-2003 granted by the National Securities and Exchange Commission

THIRD: POWERS OF THE BANK

THE BANK in its capacity as Common Representative of Holders of Commercial Papers will have all the powers and responsibilities vested upon it by the Law pursuant to the

provisions of the Capital Market Law and the Standards for Issuing, Public Offering and Negotiating Commercial Papers set forth by the National Securities and Exchange Commission. The Common Representative will remain in its duties until maturity of the last series in circulation corresponding to authorization to issue commercial papers. In case **THE ISSUER** is in default when complying with the obligations contracted due to issuance of commercial papers by the issuing entity, the Common Representative of holders of the aforementioned commercial papers shall call for a meeting of holders of commercial papers in order to inform them about papers situation.

FOURTH: DUTIES OF THE ISSUER

THE ISSUER is bound to inform **THE BANK** with five (5) days in advance in regard to the series to be issued based on the authorization referred to in the First clause of the present contract as well as to provide **THE BANK** all the financial, technical, accounting, legal and operating information that may be necessary and related to the issuance object of this contract. However, **THE BANK** shall contract at the expenses of **THE ISSUER** the professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the holders of commercial papers and to comply with the duties set forth in the Capital Market Law. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

FIFTH: PAYMENT OF SERVICES

THE BANK will receive the amount of FIVE HUNDRED THOUSAND BOLIVARS (Bs.500,000.00) monthly for the services inherent to its condition of Common Representative of Holders of Commercial Papers, payable the first amount at the beginning of the Public Offer of the first series of this issuance and the following on the same date of each subsequent month while the issuance is in effect. **THE ISSUER** does hereby authorize **THE BANK** to debit the aforementioned amounts from the Current Account No.030-0001963 belonging to **THE ISSUER** that is kept with VENEZOLANO DE CREDITO, S.A., Banco Universal.

SIXTH: EXPENSES

All the expense incurred in due to notices and publications of Notices pursuant to the Capital Market Law as well as the Standards for Issuing, Public Offering and Negotiating Commercial Papers will be on account of **THE ISSUER** and shall be debited from the Current Account No.030-0001963 that **THE ISSUER** holds in Venezolano de Crédito, S.A., Banco Universal.

SEVENTH: In case **THE ISSUER,** prior totally paying off its obligations before the holders of commercial papers, judicially requires the delay status or is in liquidation proceedings or needs to demand payment of obligations, **THE BANK** after acknowledging request of delay or liquidation proceedings or the need to carry out an aggressive collection will convene a Meeting of Holders of Commercial Papers to inform them about the ongoing situation. Likewise, **THE BANK** shall immediately notify the National Securities and Exchange Commission, if the case may be, about its condition of direct creditor of **THE ISSUER** with reference to the collateral, if any, of its direct credit against the issuing entity and with an explanation of which could be the conflict of interest **THE BANK** may have when collecting its direct credit.

EIGHT: CAPITAL LEGITIMATING

THE BANK, proceeding in its capacity as Common Representative of Holders of Commercial Papers, is bound to comply with the provisions that may be applicable, included in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to Venezuelan capital markets, established by the National Securities and Exchange Commissions and published in Official Gazette No.36411 as of March 11, 1998.

NINTH: For all purposes it is hereby understood that **THE BANK** does hereby only assume the obligations inherent to its condition of Common Representative of Holders of Commercial Papers and in no case is responsible of any noncompliance attributable to **THE ISSUER**, its fault or delay in payment or to the truthfulness of the information provided to the National Securities and Exchange Commission. In any case, **MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A**. is bound to immediately notify **THE BANK** about any fact, event or situation that may influence

compliance with its duties in regard to the issuance of Commercial Papers referred-to herein.

TENTH: DOMICILE

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and included herein shall be in written and effective when received at the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A. Av. Francisco de Miranda, Torre Country, Piso 12, Chacaito, Caracas, Venezuela.

THE BANK:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE . CARACAS METROPOLITAN DISTRICT. NATIANA DERETT DE CLERC. NINTH NOTARY PUBLIC OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT, Caracas, November 17th, 2003. Historical years 193 and 144. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DIAZ, registered with Inpreabogado (Lawyer's Social Security Institute) under No.31291, was presented for its AUTHENTICATION and return as per form No.279755 as of 11/14/2003. Its grantor being present they said to be: JUAN ANTONIO LOVERA V. and MARIA EUGENIA GAMEZ AZPURUA, both of legal age, domiciled in CARACAS, Venezuelan citizens, married and single, bearers of Identity card Nos. V-5534882 and V-5566177, respectively. The foregoing document was read out and compared against its original, the copies were signed as well as the original in the presence of the Notary, the grantors declared: "ITS CONTENT IS TRUE AND OURS THE SIGNATURE AT THE BOTTOM

OF THE INSTRUMENT." Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness LUSVIOLETH DELFIN and ELIAS SILVA, bearers of Identity Cards numbers V-16661984 and V-4851729, respectively, and insert it under No. 54, Volume 192 of the authentication books kept by this Notary Office. The undersigned Notary does hereby make known that she personally saw the Articles of Incorporation-By-Laws of: 1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on 3/31/1950 under No. 379, Volume 1-B, which last amendment was made before the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99, under No.35, volume 141-A-Pro; 2) Minute No. 904 of the Board of Directors, dated 6/27/2003 evidencing the powers vested upon JUAN ANTONIO LOVERA V. in his capacity as CORPORATE FINANCE VICE-PRESIDENT for this delivering; 3) Articles of Incorporation-By-Laws of VENEZOLANO DE CREDITO, S.A., Banco Universal, registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of 6/4/1925, under No.204, published in Official Gazette of the Government of the Federal District as of 6/6/1995, under No.3262, its by-laws amended as it is evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of 2/27/1992, under No.76, Volume 77-A-Pro, published in the newspaper La Religion as of 3/26/1992, No. 38318 and minute of the Executive Committee dated 7/10/2003 authorizing MARIA EUGENIA GAMEZ AZPURUA for this delivery. For this act the Notary moved and agreed to form at: TORRE COUNTRY, PISO 11, CHACAÍTO and San Bernardino, as of today at 2:00 p.m. upon request of the party concerned. The document was drawn up by ELIAS SILVA, I.D. Card No.V-4851729, Clerk: II, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Lawyer Natiana Derett de Clerc (signed) Illegible.

Ninth Notary Public of Libertador Municipality of the Capital District.

GRANTORS (signed) Illegible.

WITNESSES

Lusvioleth Delfin (signed) Illegible.

THE AUTHORIZED OFFICER

Elias Silva (signed) Illegible." --

CUSTODY AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Commercial Registry Court kept by the then Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors No.904 as of June 27, 2003 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1995, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of January 24, 2002 under No.11, Volume 6A Pro, published in the newspaper "La Religión" as of March 7, 2002 represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177 dully authorized by the Directors Committee as of July 10, 2003 that hereinafter be called "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST:

The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for the protection and safekeeping of the Sole Bonds and/or macrobonds this latter may issue to each of the series corresponding to Issuance of Commercial Papers at Bearer, which amount to **EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00)** or its equivalent in U.S. Dollars that **THE ISSUER** will issue. The present Issuance was approved by the General Shareholders' Meeting held on April 25, 2003 and pursuant to the decisions of the Board of Directors in meeting No.904 dated June 27, 2003 placed through Public Offer, and was authorized by the National Securities and Exchange Commission, as per Resolution No.129-2003 dated October 30, 2003 with the obligation by VENEZOLANO DE CRÉDITO, S.A., Banco Universal to return them to THE ISSUER when each of them are due.

SECOND:

THE ISSUER appoints **VENEZOLANO DE CREDITO, S.A., Banco Universal** as **CUSTODY AGENT** of the Sole Bonds and/or macrobonds it may issue for each of the series of the issuance identified in the clause above; therefore, **THE ISSUER**, does hereby authorize **VENEZOLANO DE CREDITO, S.A., Banco Universal** to issue the corresponding negotiable custody certificates evidencing percentage ownership of that acquiring the macrobond of commercial papers. Printing the custody certificates by **THE CUSTODY AGENT** will only and exclusively be made by complying with the list provided by the **PLACEMENT AGENT OR AGENTS**, dully signed by the authorized officers for that purpose and prior confirmation by **THE ISSUER**, indicating the name of each investor, the amount acquired, the series to which it belongs, its maturity and the percentage of participation.

THE CUSTODY AGENT will issue Negotiable Custody Certificates provided that it receives by **THE ISSUER** the sole bond and/or macrobond of the series as well as the information provided by the Placement Agent or Agents. The Negotiable Custody Certificate shall include the following information in their text: a) Type of Certificate; b) Name of the issuer of certificate; c) Percentage of participation in macrobond; d) Identification of series and its main characteristics; e) Authorization of issuance by the

National Securities and Exchange Commission, and f) Authorized signatures of the Custody Agent.

THIRD:

THE ISSUER backs the authenticity of the Sole Bonds and/or macrobonds delivered to the **CUSTODY AGENT** and it is hereby expressly understood that **THE ISSUER** is the sole debtor and is bound before the holders of Commercial Papers to pay both capital stock and yielding of such papers comprised in the sole bond and/or macrobond from the moment the **CUSTODY AGENT** delivers the Negotiable Custody Certificates object of this operation.

FOURTH:

It is hereby understood that **VENEZOLANO DE CREDITO, S.A., Banco Universal**, acting as Custody Agent of the series comprising Issuance of Commercial Papers does not assume any other responsibility that does not arise from compliance with the present contract and, therefore, it is not held responsible for the obligations of **THE ISSUER** in regard to the Issuance of Commercial Papers indicated in the First Clause of this contract. Therefore, **VENEZOLANO DE CREDITO, S.A., Banco Universal,** in its capacity as Custody Agent does not guarantee holders of Commercial Papers or holders of Negotiable Custody Certificates payment of capital and interests by **THE ISSUER**.

The obligation of **THE CUSTODY AGENT** to carry out on account of **THE ISSUER** the custody and issuance of Negotiable Custody Certificates is subject to the following conditions:

a) **THE CUSTODY AGENT** should have received the Sole Bond and/or macrobond by **THE ISSUER** within the two (2) days prior beginning the public offer of the series referred to.

b) **THE PAYMENT AGENT** should have received the original instructions by the Placement Agents appointed by THE ISSUER, prior comprised by this latter.

FIFTH:

THE ISSUER is bound to provide **THE BANK** all the information required so that this latter may comply with the provisions set forth herein. **THE ISSUER** is bound to

immediately notify **THE CUSTODY AGENT,** in written, of any relevant event related to Issuance of Commercial Papers, their circulation, their maturity.

SIXTH:

THE BANK will receive for its services as Custody Agent the amount of **FOUR HUNDRED THOUSAND BOLIVARS (Bs.400,000.00)** monthly from the issuance of public offer of the first series comprising Issuance of Commercial Papers identified in the first clause of this contract, which are debited from the current account No.030-0001963 maintain by THE ISSUER at VENEZOLANO DE CRÉDITO, S.A., Banco Universal; therefore, THE ISSUER does hereby authorize THE CUSTODY AGENT to make such monthly charges.

SEVENTH:

This contract will be in effect from the date of starting placement of the first series of Commercial Papers part of the issuance referred to herein and until repayment and payment of the Sole Bond and/or macrobond of the last series, including the issuance identified herein; however, the parties mutually agreed that they may render the contract terminated at any time, prior written notice with at least thirty (30) days in advance from the date of termination.

EIGHT:

Pursuant to the provisions set forth in the Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market, published in Official Gazette No.36.411 as of March 11, 1998 the obligation to keep a record of the individuals and body corporate that acquire commercial papers related to the present issuance will be on account of **THE ISSUER**, as provided for the aforementioned standards.

NINTH:

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and provided for herein shall be made in written and be effective upon reception in the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaito, Caracas, Venezuela.

THE CUSTODY AGENT:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

<u>Translator's Note</u>:

At the bottom margin of this folio there are two-1000 bolivar fiscal stamps. At the upper left margin of the first folio of this Custody Agent Contract there is a wet seal that reads as follows: "Nelly González Díaz. Laywer. Inpreabogado (Lawyer's Social Security Institute) under No.31291." At the upper right margin of the first folio of this Custody Agent Contract there is a wet seal that reads as follows: "Bolivarian Republic of Venezuela. Caracas Metropolitan District. Ninth Notary Public Office of Liberator Municipality of the Capital District. Received on:11/14/03. From No.279754. Set for: 11/17/2003. Fees: (blank)." Next, there is an authentication that reads as follows: "BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE. CARACAS METROPOLITAN DISTRICT. NATIANA DERETT DE CLERC. NINTH NOTARY PUBLIC OF LIBERTADOR MUNICIPALITY OF THE CAPITAL DISTRICT, Caracas, November 17th, 2003. Historical years 193 and 144. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DIAZ, registered with Inpreabogado (Lawyer's Social Security Institute) under No.31291, was presented for its AUTHENTICATION and return as per form No.279754 as of 11/14/2003. Its grantor being present they said to be: JUAN ANTONIO LOVERA V. and MARIA EUGENIA GAMEZ AZPURUA, both of legal age, domiciled in CARACAS, Venezuelan citizens, married and single, bearers of Identity card Nos. V-5534882 and V-5566177, respectively. The foregoing document was read out and compared against its original, the copies were signed as well as the original in the presence of the Notary, the grantors

declared: "ITS CONTENT IS TRUE AND OURS THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT." Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness LUISA FARIAS and ELIAS SILVA, bearers of Identity Cards Nos.V-5392210 and V-4851729, respectively, and was registered under No. 53, Volume 192 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she saw in person the Articles of Incorporation/By-Laws of: 1) MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., registered with the Commercial Registry that was under the control of the Court of First Instance in Commercial Matters of the Federal District, as of 3/31/1950, under No.379, Volume 1-B, which last amendment was made before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99 under No.35, Volume 141-A-Pro; 2) Minute No.904 of the Board of Directors as of 6/27/2003, evidencing the powers of JUAN ANTONIO LOVERA V., in his capacity as Corporate Finance Vice-President for this delivery; 3) Articles of Incorporation-By-Laws of VENEZOLANO DE CREDITO, S.A., Banco Universal, registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of 6/4/1925, under No.204, published in Official Gazette of the Government of the Federal District as of 6/6/1995, under No.3262, changed to Banco Universal, its business name changed and its by-laws amended as per document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State, as of 1/24/2002, under No.11, Volume 6-A-Pro, published in the newspaper La religion as of 3/7/2003, and minute of the Executive Committee dated 7/10/2003 authorizing MARIA EUGENIA GAMEZ AZPURUA for this delivery. For this act the Notary moved and agreed to form at: TORRE COUNTRY, PISO 11, and BANCO VENEZOLANO DE CRÉDITO, as of today at 3:00 p.m. and 2:00 p.m. upon request of the party concerned. The document was drawn up by ELIAS SILVA, I.D. Card No.V-4851729, Clerk: II, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Lawyer Natiana Derett de Clerc (signed) Illegible.

Ninth Interim Notary Public of Libertador Municipality of the Capital District.

GRANTORS (signed) Illegible.

WITNESSES

Luisa Farias (signed) Illegible.

Elias Silva (signed) Illegible."

THE AUTHORIZED OFFICER (signed) Illegible. --

PLACEMENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**., established in 1950, domiciled in Caracas, which Articles of Incorporation and By-laws were registered with the Commercial Registry Court kept by the then Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity **Card No.5534882**, proceeding in this act in his capacity as **Corporate Finance Vice-President** and dully authorized thereon as evidenced in meeting No.904 of the Board of Directors as of June 27, 2003 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VALORES VENCRED CASA DE BOLSA, S.A.** a trading company domiciled in the city of Caracas and registered with the Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of November 18, 1985 under No.2, Volume 39-A-Pro, represented in this act by **YSIS VIVAS** and **GERONIMO PAOLINI**, both Venezuelan citizens, domiciled in Caracas and bearers of Identity Cards No.5312418 and No.5314601, respectively, proceeding in their capacities as Administration and Operations Vice-President and Public Broker of Securities, respectively, fully empowered for this act by the Board of Directors of their principal, that hereinafter will be referred to and for the purposes of the present contract as "**THE**

PLACEMENT AGENT", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT AND ITS CHARACTERISTICS

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 25th, 2003 authorized issuing commercial papers amounting to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00). In this regard, the Board of Directors in meeting No.904 dated June 27, 2003 by means of the powers vested upon it by the Shareholders' Meeting set the amount of issuance of Commercial Papers up to EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00), which characteristics will be specified in the issuance of each series that will be published in a newspaper of major national circulation. The present issuance was authorized and registered with the National Securities Registry as of October 30, 2003, under Resolution No.129-2003.

SECOND: TERM

This contract will be effective from its date of execution and will prevail until all and any negotiable Custody Certificates of each series with base on authorization granted by the National Securities and Exchange Commission as of October 30, 2003 under Resolution No.129-2003 have been paid.

THIRD: POWERS OF THE PLACEMENT AGENTS

THE ISSUER does hereby authorize and empower **VALORES VENCRED, S.A.** to act as **PLACEMENT AGENT** and to appoint, if necessary, other "Public Brokers of Securities" of series that may be issued based on the authorization indicated in the Clause above. Therefore, **THE PLACEMENT AGENT** will be in charge of:

a.- Trying based on bigger efforts or any other fashion that the parties set the amount of Placement for each series of Commercial Papers, in the proper proportion.

b.- Carrying out any formality needed for the efficient placement of the amount allocated for each series.

c.- Pursuant to the provisions of the **Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market,** set forth by the National Securities and Exchange Commission and published in Official Gazette No.36411 as of March 11, 1998 **THE PLACEMENT AGENT** is bound to

keep a record of individuals and body corporate that acquire any series of commercial papers related to this issuance, pursuant to the provisions of Article 3 and 4 of the aforementioned standards and shall be available to **THE ISSUER** once the placement term is finished, if required.

"THE PLACEMENT AGENT" will be exempted from keeping this record when **THE ISSUER** directly makes primary placement of any series, and shall be on account of **THE ISSUER** the obligation to keep a record of any individual and body corporate acquiring the series of commercial papers related to the present issuance, as established by the **Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market**.

FOURTH: Capital Legitimating

"THE PLACEMENT AGENT" is bound to comply with the provisions included in the **Standards for Prevention, Control and Taxation of Operations for Legitimizing Capitals applicable to the Venezuelan Capital Market**, established by the National Securities and Exchange Commission and published in Official Gazette No.36411 as of March 11, 1998.

FIFTH: FORMALITIES AND ISSUER EXPENSES

1. The parties expressly agree that the authorization request to public offer of the aforementioned issuance shall be prepared and dealt with by **THE ISSUER** before the National Securities and Exchange Commission.
2. The parties do hereby agree that the expenses corresponding to prospectus printing, printing of sole bonds for each series and publicity related to placement of issuance will be the responsibility of **THE ISSUER**.
3. The expenses that may be incurred in by **THE PLACEMENT AGENT** on account of **THE ISSUER** will require prior authorization of this latter.

SIXTH: PLACEMENT SYSTEM

THE PLACEMENT AGENT is bound to try placing primary agents of the series referred to herein by "Placement with Bigger Efforts" or by any other fashion that the parties may eventually set forth and that will be announced in the press notice, which is defined in

Article 1, Numeral 10 of the Standards for Public Offering and Primary Placement of Securities and to Publicity of Issuances."

THE PLACEMENT AGENT is bound to comply with all the applicable provisions that may arise from the aforementioned Standards for primary placement of commercial papers referred to herein as well as with the clauses set forth in the present contract. For each series, **THE ISSUER** shall issue a Sole Bond for the amount effectively placed, which will remain in custody of **THE ISSUER**. **THE ISSUER** will act as Payment Agent for each series, which will be specified in the corresponding newspaper notice. When selling, **THE PLACEMENT AGENT** shall provide each investor with a cash receipt that shall be exchanged for a negotiable custody certificate issued by **THE ISSUER** in its capacity as Sole Custody Bond comprised in each series.

<u>SEVENTH</u>: DISTRIBUTION, TERM AND FORM

THE PLACEMENT AGENT will start placing the total amount of each series when the newspaper notices informing about issuance of each series are published.

The contract entered into by **THE PLACEMENT AGENT** with other Placement Agents pursuant to the provisions set forth in the second clause shall set forth that: Securities Brokerage Companies shall deposit, on a daily basis, in the account **THE ISSUER** has previously indicated in written to **THE PLACEMENT AGENT** the moneys collected for their sales and will send to **THE PLACEMENT AGENT,** together with the bank deposit receipts, the form designed by this latter that will specify the amount placed as well as other data related to such placements.

The monies shall be delivered to **THE ISSUER** on the sale value date by depositing it in the account that **THE ISSUER** has therefore indicated in written to **THE PLACEMENT AGENT.**

<u>EIGHT</u>: COMMISSIONS

THE PLACEMENT AGENT will receive, pursuant to the present contract, a commission of 0.70% yearly in the case of **body corporate** investors and 1.50% yearly in case of **individual** investors for services rendered per year on the total amount effectively placed by them from the issuance authorized by the National Securities and Exchange Commission, which will be paid as follows:

- **THE ISSUER** will pay such commission at the end of the placement period of each series or when the series is fully placed, whatever occurs first, once the corresponding income tax is withheld.

It is hereby expressly agreed that **THE PLACEMENT AGENT** will send to **THE ISSUER** the invoice specifying the Value Added Tax, currently equivalent to sixteen percent **(16%)**, once paid, calculated on the amount to be paid to **THE PLACEMENT AGENT** pursuant to the provisions of the Decree Law establishing the Value Added Tax published in Extraordinary Official Gazette No. 5601 of the Republic of Venezuela, dated August 30, 2002. It is expressly understood that payment of commission to **THE PLACEMENT AGENT** is made for services rendered to the Issuer in compliance with this contract.

NINTH: INDEMNITY

THE ISSUER is bound herein to hold **THE PLACEMENT AGENT** harmless for any claim that may exist, due to the incorrectness, insufficiency or untruthfulness of the public information, arising from, produced by and/or authorized by **THE ISSUER** related to issuance of Commercial Papers referred to in the First Clause. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT** for any prejudice the circumstances abovementioned may have caused.

TENTH: ARBITRATION AND DOMICILE

Any controversy arising from the present contract shall be definitely resolved by arbitration pursuant to the Arbitration Regulations of the Arbitration Center of the Caracas Chamber of Commerce in effect at the date of controversy by one or more arbitrators appointed in compliance with those Regulations.

Subpoenas or notices that may be required due to any arbitration procedure pursuant to the arbitration procedure herein shall be carried out as set forth by the Regulations of the Arbitration Center of the Caracas Chamber of Commerce to the addresses indicated at the end of this contract.

Both parts choose the city of Caracas as special and exclusive domicile for all the purposes of this contract.

Addresses for servicing notifications to the parties are:

THE ISSUER: Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito.

THE PLACEMENT AGENT: Avenida Alameda, Torre Venezolano de Crédito, Urb. San Bernardino, Piso 1, al lado de la Electricidad de Caracas, .

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

Translator's Note:

At the bottom margin of this folio there are two-1000 bolivar fiscal stamps. Next, there is an authentication that reads as follows: "BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF THE INTERIOR AND JUSTICE. CARACAS METROPOLITAN DISTRICT. NATIANA DERETT DE CLERC. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, Caracas, on the Eighteenth (18th) day of November of TWO THOUSAND THREE (2003). Historical years 193 and 144. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its authentication and return as per form No. 279756 as of 11/14/2003. Its grantor being present he said to be named **JUAN ANTONIO LOVERA V., YSIS VIVAS and GERONINO PAOLINI**, all of legal age, domiciled in Caracas, Venezuelan citizens, of marital states married, single and single, bearers of Identity Card Nos. V-5534882, V-5312418 and V-5314601, respectively. Having the original document been read and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURE AT THE BOTTOM OF THE INSTRUMENT IS MINE."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness LUSVIOLETH DELFIN and ELIAS SILVA, bearers of Identity Cards numbers V-16661984 and V-4851729, respectively, and insert it under No. 55, Volume 192 of the authentication books kept by this Notary Office. The undersigned Notary does hereby make known that she personally saw the Articles of Incorporation-By-Laws of: 1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,

registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on 3/31/1950 under No. 379, Volume 1-B, which last amendment was made before the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99, under No.35, volume 141-A-Pro; 2) Minute No. 904 of the Board of Directors, dated 6/27/2003 evidencing the powers vested upon JUAN ANTONIO LOVERA V. in his capacity as CORPORATE FINANCE VICE-PRESIDENT for this delivering; 3) Articles of Incorporation-By-Laws of VALORES VENCRED CASA DE BOLSA, S.A. registered with the Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of 11/18/1985, under No.2, Volume 39-A-Pro. Evidencing the powers vested upon ISYS VIVAS and GERONIMO PAOLINI in their capacities of ADMINISTRATION AND OPERATIONS VICE-PRESIDENT and PUBLIC BROKER OF SECURITIES to deliver the present document. For this act the Notary moved and constituted in Torre Country, piso 11, Chacaíto and San Bernardino as of today at 2:00 p.m. upon request of the party concerned. The document was drawn up by ELIAS SILVA, I.D. Card No.V-4851729, Clerk: II, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Laywer Natiana Derett de Clerc.

Interim Ninth Notary of Libertador Municipality of the Capital District.

THE GRANTORS (signed) Illegible.

THE WITNESSES:

Lusvioleth Delfin (signed) Illegible.

Elias Silva (signed) Illegible.

The authorized officer." --

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 17th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

Caracas, 19 de Noviembre de 2003

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Dra. Aida Lamus

Anexo a la presente sírvase encontrar diez prospectos correspondientes a la Emisión 2003-I de Papeles Comerciales al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A. para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores.*

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 23 35 – 901 22 45
Fax 901 23 17

MANPA

Caracas, 19 de Noviembre de 2003.

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Att.- Dra. Aida Lamus

Anexo a la presente un (1) original y tres (3) copias de los contratos que a continuación se detallan:

1- Contrato de Agente de Colocación de Papeles Comerciales suscrito entre MANPA y Valores Vencred.

2- Contrato de Agente Custodio suscrito entre MANPA y Venezolano de Credito , S.A, Banco Universal.

3- Contrato de Representante Comun de los Tenedores de Papeles Comerciales suscrito entre MANPA y Venezolano de Credito , S.A, Banco Universal.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 23 35 – 901 22 45
Fax 901 23 17

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

54 | 192

República Bolivariana de Venezuela
Ministerio del Interior y Justicia
Distrito Metropolitano de Caracas
Notaría Pública Novena del Municipio Libertador del Distrito Capital
Recibido el: 14-11-2003
Planilla de Presentación Nº 279755
Fijado para el día: 17-11-2003
Derechos Arancelarios:

REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo la última modificación estatutaria la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión No. 904 de la Junta Directiva de fecha 27 de junio de 2003, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **VENEZOLANO DE CREDITO, S.A., Banco Universal**, domiciliado en Caracas, constituido conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.995, No 3.262, documento este último reformado y refundido con los estatutos en solo texto, según se evidencia de asiento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 27 de Febrero de 1.992, bajo el No. 76, Tomo 77-A Pro, publicado en el Diario La Religión, el 26 de Marzo de 1.992, No. 38.218, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizado por el Comité Directivo de fecha 10 de julio de 2.003, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA: ACUERDO DE LA EMISION

"EL EMISOR" mediante Asamblea General Ordinaria de Accionistas celebrada en Caracas el día 25 de Abril de 2003 y decisión de la Junta Directiva en su reunión No. 904 de fecha 27 de junio de 2003, aprobó realizar una emisión de Papeles Comerciales al Portador hasta por la cantidad de OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,00), la cual está identificada como Emisión 2003-I, con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la emisión y el Contrato de Colocación, los cuales se declaran parte integrante del presente contrato. La referida emisión ha sido autorizada por la Comisión Nacional de Valores según Resolución N° 129 -2003 de fecha 30 de Octubre de 2003

SEGUNDA: DESIGNACION

La Asamblea Ordinaria de Accionistas de **"EL EMISOR"**, en sesión de fecha 25 de Abril de 2003, acordó designar al VENEZOLANO DE CREDITO, S.A., Banco Universal, como Representante Común de los Tenedores de Papeles de cada una de las series que se emitan a partir de la fecha en que se suscriba el presente contrato y en base a la autorización otorgada por la Comisión Nacional de

Valores N° 129-2003.

TERCERA: ATRIBUCIONES DEL BANCO.

"EL BANCO", en su carácter de Representante Común de los Tenedores de Papeles Comerciales, tendrá todas las atribuciones y responsabilidades que le corresponda establecidas de conformidad con lo dispuesto en la Ley de Mercado de Capitales y en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, dictadas por la Comisión Nacional de Valores. El Representante Común permanecerá en sus funciones hasta el vencimiento de la última serie en circulación correspondiente a la autorización para emitir papeles comerciales. En el caso de encontrarse **"EL EMISOR"** en mora en el cumplimiento de sus obligaciones contraídas con ocasión a la emisión de los papeles comerciales por parte del ente emisor, el Representante Común de los tenedores de los mencionados papeles comerciales, deberá convocar a una asamblea de tenedores de papeles comerciales, a fin de informar a los mismos de la situación.

CUARTA: DEBERES DEL EMISOR

"EL EMISOR" se obliga a informar a **"EL BANCO"** con cinco (5) días de anticipación sobre la serie que se pretenda emitir en base a la autorización señalada en la cláusula Primera del presente contrato, así como suministrar a **"EL BANCO"**, toda la información financiera, técnica, contable, legal y operativa que fuere necesaria y que estuviere relacionada con la emisión objeto de este contrato. Sin embargo, **"EL BANCO"** podrá contratar a expensas de **"EL EMISOR"** los servicios de profesionales, capaces de suministrar dicha información, a los fines de que **"EL BANCO"** pueda ejercer las funciones que sean procedentes para la defensa y protección de los derechos de los tenedores de papeles comerciales y para cumplir con los deberes establecidos en la Ley de Mercado de Capitales. **"EL BANCO"** notificará a **"EL EMISOR"** acerca de los servicios profesionales que pretenda contratar.

QUINTA: PAGO POR SERVICIOS

"EL BANCO" recibirá por los servicios inherentes a su condición Representante Común de los Tenedores de Papeles Comerciales la cantidad de QUINIENTOS MIL BOLIVARES (Bs.500.000,oo) mensuales, pagadera la primera mensualidad en el momento del inicio de la Oferta Pública de la primera serie de esta emisión y las siguientes en la misma fecha de cada mes subsiguiente, durante la vigencia de la emisión. **"EL EMISOR"** autoriza a **"EL BANCO"** a debitar las mencionadas cantidades de la Cuenta Corriente No. 030-0001963 de **"EL EMISOR"** que mantiene en el VENEZOLANO DE CREDITO, S.A., Banco Universal.

SEXTA: GASTOS

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de conformidad con la Ley de Mercado de Capitales, así como en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 030-0001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A., Banco Universal.

SEPTIMA: En caso de que **"EL EMISOR"**, previamente a la cancelación total de sus obligaciones

frente a los tenedores de papeles comerciales, solicite judicialmente el estado de atraso o se encuentre en un procedimiento de quiebra o en el caso de que sea necesario exigir judicialmente el pago de las obligaciones, **"EL BANCO"** luego de tener conocimiento de la solicitud de atraso o del procedimiento de quiebra o la necesidad de proceder al cobro judicial, convocará a una Asamblea de Tenedores de Papeles Comerciales, a fin de informar a los mismos sobre la situación planteada. Igualmente, **"EL BANCO"** deberá notificar de inmediato a la Comisión Nacional de Valores, si fuese el caso de su condición de acreedor directo de **"El EMISOR"** con indicación de las garantías, si tuviera alguna, de su crédito directo contra la sociedad emisora y con una explicación de cuáles podrían ser los conflictos de intereses que tenga **"EL BANCO"** en el ejercicio del cobro de su crédito directo.

OCTAVA: LEGITIMACION DE CAPITALES.

"EL BANCO" procediendo en su carácter de Representante de los Tenedores de Papeles Comerciales se obliga a cumplir con las disposiciones que le sean aplicables, contenidas en la "Normas sobre la Prevención, Control y Fiscalización de las operaciones de legitimación de capitales aplicables al mercado de capitales venezolano", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de marzo de 1.998.

NOVENA: A todos los efectos queda entendido que **"EL BANCO"** por este contrato solo asume las obligaciones inherentes a su condición de Representante Común de los Tenedores de Papeles y en ningún caso se responsabiliza por cualquier incumplimiento atribuible a **"EL EMISOR"**, a su falta o retraso en el pago o a la veracidad de la información suministrada a la Comisión Nacional de Valores. En todo caso, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.** queda obligada a notificar a **"EL BANCO"** de manera inmediata sobre cualquier hecho, evento o situación que pudiera influir sobre el cumplimiento de sus obligaciones en referencia a la emisión de Papeles Comerciales a que se contrae este contrato.

DECIMA: DOMICILIO

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, COMPAÑIA ANONIMA (MANPA) S.A.C.A.:

Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaito, Caracas, Venezuela.

EL BANCO:

VENEZOLANO DE CREDITO, S.A., Banco Universal: Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su autenticación.

REPUBLICA BOLIVARIANA
DE VENEZUELA

1000
Mil Bolívares

SENIAT

F-02 01056726

Nombre del solicitante:

REPUBLICA BOLIVARIANA
DE VENEZUELA

1000
Mil Bolívares

SENIAT

F-02 01056727

Nombre del solicitante: MANPA, S.A.

Número de identificación:

Fecha: 17/11/2003

Concepto:

REPÚBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. NATIANA DERETT DE CLERC. NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, *Caracas,* DIECISIETE (17) *de* NOVIEMBRE *del año dos mil tres (2.003). 193° y 144°. El anterior documento redactado por el abogado:* **NELLY GONZÁLEZ DÍAZ**, *inscrito en el Inpreabogado bajo el No:* **31291**, *fue presentado para su* **AUTENTICACIÓN** *y devolución según planilla No:* **279755**, *de fecha:* **14-11-2003.** *Presentes sus Otorgantes dijeron llamarse:* **JUAN ANTONIO LOVERA V, MARIA EUGENIA GAMEZ AZPURUA,** *mayores de edad, domiciliados en:* **CARACAS**, *de Nacionalidad:* **VENEZOLANA,** *de estado civil:* CASADO *y* SOLTERA, *titulares de las Cédulas de Identidad Nos:* V-5534882 *y* V-5566177 *respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron:* **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** *La Notario hace constar que informó a las partes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el ordinal 2° del Artículo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos:* **LUSVIOLETH DELFIN** *y* **ELIAS SILVA**, *titulares de las cédulas de Identidad Nos:* **V.- 16.661.984** *y* **V.- 4.851.729**, *respectivamente, quedando anotado bajo el No:* **54**, *Tomo:* **192**, *de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista Documento Constitutivo Estatutario de:* **1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** *inscrito por ante el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Mercantil del Dtto. Federal, el 31-3-1950 bajo el N° 379, Tomo 1-B., cuya última modificación fué efectuada por ante el Registro Mercantil I de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, en fecha: 14-07-99, bajo el No. 35, tomo 141-A-Pro.,* **2)** *Acta de Junta Directiva No. 904, de fecha: 27-06-2003, en la cual se evidencian las facultades de* **JUAN ANTONIO LOVERA V,** *en su carácter de:* **VICEPRESIDENTE CORPORATIVO DE FINANZAS,** *para realizar el presente otorgamiento;* **3)** *Documento Constitutivo Estatutario de:* **VENEZOLANO DE CREDITO S.A., Banco Universal,** *inscrita por ante el Registro de Comercio del Juzgado de Primera instancia en lo Mercantil del Dtto. Federal, el 04-06-1925, bajo el 204, publicado en la Gaceta Municipal del Gobierno del Dtto. Federal, en fecha 06-06-1995, bajo el No. 3262, modificado sus Estatutos, según documento inscrito en el Registro Mercantil I de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, el 27-02-1992, bajo el No. 76, Tomo 77-A-Pro, publicado en el Diario la Religión el 26-03-1992, No. 38.318. Y Acta de Comité Directivo, de fecha 10-07-2003, donde se autoriza a* **MARIA EUGENIA GAMEZ AZPURUA,** *para realizar el presente otorgamiento.- Para este acto la Notaría se trasladó y constituyó en:* TORRE COUNTRY CLUB, PISO 11, CHACAITO Y SAN BERNARDINO

hoy a las: 2PM, a petición de parte interesada, realizado por: **ELIAS SILVA.** C.I. Nº: **V.-4.851.729,** escribiente: **II,** Funcionario autorizado de conformidad con el Artículo 29 del Reglamento de Notarías Públicas.

LA NOTARIO PÚBLICO.-

Dra. N... Dereli de Clero
NOTARIO INTERINO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DTTO. CAPITAL

LOS OTORGANTES.-

LOS TESTIGOS.-

LUSVIOLETH DELFIN

ELIAS SILVA

EL FUNCIONARIO AUTORIZADO

Nelly González Díaz
Abogado
Inpre. Abogado No. 31291

53192

Distrito Metropolitano de Caracas
Notaría Pública Novena del Municipio Libertador del Distrito Capital
Recibido el: 14-11-03
Planilla de Presentación Nº 279784
Fijado para el día: 17-11-2003
Derechos Arancelarios:

CONTRATO DE AGENTE CUSTODIO

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo la última modificación estatutaria la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No.5.534.882, debidamente autorizado para ello en sesión No. 904 de Junta Directiva de fecha 27 de junio de 2.003, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **"VENEZOLANO DE CREDITO, S.A., Banco Universal"**, sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.995, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002, bajo el No. 11, Tomo 6 A Pro, publicado en el Diario La Religión, el 07 de Marzo de 2.002, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizada por el Comité Directivo de fecha 10 de julio de 2.003, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA :

El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, por la guarda y custodia de los Títulos Únicos y/o macrotítulos que éste emita para cada una de las series correspondientes a la Emisión de Papeles Comerciales al Portador, que

por un monto de **OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,00)**, o su equivalente en dólares de los Estados Unidos de América, emitirá **"EL EMISOR".** La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 25 de abril de 2.003, y de acuerdo con lo decidido por la Junta Directiva en sesión N° 904 de fecha 27 de junio de 2.003, para ser colocada a través de Oferta Pública, y fue autorizada por la Comisión Nacional de Valores, según resolución N° 129-2003 de fecha 30 de Octubre de 2.003, con la obligación del VENEZOLANO DE CREDITO, S.A. Banco Universal, de devolverlos a EL EMISOR al vencimiento de cada uno de ellos.

SEGUNDA :

"EL EMISOR" designa al **VENEZOLANO DE CREDITO, S.A. Banco Universal.** como **AGENTE CUSTODIO** de los Títulos Únicos y/o macrotítulos que emita para cada una de las series de la emisión identificada en la cláusula anterior. A tal efecto, **"EL EMISOR"** autoriza al **VENEZOLANO DE CREDITO, S.A. Banco Universal** para que proceda a emitir los correspondientes certificados de custodia negociables, que evidencie la titularidad del porcentaje del adquirente del macrotítulo de papeles comerciales. Para la impresión por parte del **AGENTE CUSTODIO** de los certificados de custodia, deberá atenerse única y exclusivamente al listado que proporcionará EL/LOS AGENTES DE COLOCACION, debidamente firmado por los funcionarios autorizados a tal efecto y previa confirmación de **"EL EMISOR"**, donde deberán informar acerca del nombre de cada inversionista, el monto adquirido, la serie a la cual pertenece, el vencimiento de la misma y el porcentaje de la participación.

El **AGENTE CUSTODIO** procederá a la emisión de los Certificados de Custodia Negociables, siempre y cuando haya recibido por parte de **EL EMISOR**, el título único y/o macrotítulo de la serie y la información proporcionada por el/los Agentes de Colocación. Los Certificados de Custodia negociables deberán contener en su texto la siguiente información: a) Tipo de certificado; b) Denominación del emisor del certificado; c) Porcentaje de participación sobre el macrotítulo; d) Identificación de la serie y sus principales características; e) Autorización de la emisión otorgada por la Comisión Nacional de Valores, y f) Las firmas autorizadas del Agente Custodio.

TERCERA:

EL EMISOR responde de la autenticidad de los Títulos Unicos y/o macrotítulos entregados a el **AGENTE CUSTODIO** y queda expresamente entendido que **EL EMISOR** es el único deudor y se encuentra obligado frente a los tenedores de Papeles Comerciales, al pago tanto de capital como del rendimiento de dicho papeles contenidos en el título único y/o macrotítulo, desde el mismo momento en que el **AGENTE CUSTODIO** les haga entrega de los Certificados de Custodia negociables, objeto de esta operación.

CUARTA:

Es entendido que el **VENEZOLANO DE CREDITO, S.A., Banco Universal,** actuando como Agente Custodio de las series que integran la Emisión de Papeles Comerciales, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"**, en relación a la Emisión de Papeles Comerciales indicadas en la Cláusula Primera de éste contrato. Por lo tanto, el **VENEZOLANO DE CREDITO, S.A. Banco Universal**, en su carácter de Agente Custodio, no garantiza a los tenedores de los Papeles Comerciales o a los tenedores de los Certificados de Custodia Negociables, el pago de capital e intereses por parte de **"EL EMISOR".**

La obligación de **"EL AGENTE CUSTODIO"** de realizar, por cuenta de **"EL EMISOR"**, la custodia y emisión de los Certificados de Custodia Negociables, está sujeta a las condiciones siguientes:

a) **"EL AGENTE CUSTODIO"** debe haber recibido el Título Unico y/o macrotítulos por parte de **"EL EMISOR"**, dentro de los dos (2) días anteriores al inicio de la oferta pública de la serie que se trate.

b) **"EL AGENTE DE PAGO"** debe haber recibido las instrucciones originales por parte de los Agentes de Colocación designados por EL EMISOR, previamente conformada por éste.

QUINTA:

"EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar

de inmediato y por escrito a **"EL AGENTE CUSTODIO"**, cualquier hecho relevante relacionado con la Emisión de Papeles Comerciales, su circulación, su vencimiento.

SEXTA:

"EL BANCO" percibirá por sus servicios como Agente Custodio la cantidad de **CUATROCIENTOS MIL BOLIVARES (Bs. 400.000,oo)** mensuales, contados a partir de la emisión de la oferta pública de la primera serie que integre la Emisión de Papeles Comerciales identificada en la cláusula primera de este contrato, los cuales serán debitados de la cuenta corriente N° 030-0001963, que mantiene **"EL EMISOR"** en el VENEZOLANO DE CREDITO, S.A. Banco Universal, para lo cual **"EL EMISOR"** autoriza a **"EL AGENTE CUSTODIO"**, para efectuar dichos cargos mensuales.

SEPTIMA:

Este contrato tendrá vigencia desde la fecha de inicio de la colocación de la primera serie de Papeles Comerciales que integra la emisión a que se refiere este contrato y hasta tanto haya sido redimido y pagado el Título Unico y/o macrotítulos de la última serie que integre la emisión identificada en este contrato. Sin embargo, las partes, de mutuo acuerdo, podrán darlo por terminado en cualquier momento, previa notificación por escrito, con al menos treinta (30) días de anticipación a la fecha de terminación.

OCTAVA:

De conformidad a lo establecido en las Normas sobre prevención, control y fiscalización de las operaciones de legitimación de capitales aplicables al mercado de capitales venezolano publicadas en la Gaceta Oficial N° 36.411 del 11 de marzo de 1.998, será por cuenta de **EL EMISOR** la obligación de llevar el registro de las personas naturales y jurídicas que adquieran los papeles comerciales relacionadas con la presente emisión, tal y como lo establece las referidas normas.

NOVENA:

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.OMPAÑIA ANONIMA (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaito, Caracas, Venezuela.

EL AGENTE CUSTODIO:

VENEZOLANO DE CREDITO, S.A., Banco Universal: Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su autenticación.

REPUBLICA BOLIVARIANA DE VENEZUELA 1000 Mil Bolívares
SENIAT
F-02 01022567

REPUBLICA BOLIVARIANA DE VENEZUELA 1000 Mil Bolívares
SENIAT
F-02 01022568
Nombre del solicitante: MANPA S.A.CA
Número de identificación:
Fecha: 17/11/2003
Concepto: ANT

REPÚBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. NATIANA DERETT DE CLERC. NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, Caracas, Diecisiete (17) de Noviembre del año dos mil tres (2.003). 193° y 144°. El anterior documento redactado por el abogado: **NELLY GONZÁLEZ DÍAZ**, inscrito en el Inpreabogado bajo el No: **31291**, fue presentado para su **AUTENTICACIÓN** y devolución según planilla No: **279754**, de fecha: **14-11-2003.** Presentes sus Otorgantes dijeron llamarse: **JUAN ANTONIO LOVERA V y MARIA EUGENIA GAMEZ AZPURUA**, mayores de edad, domiciliados en: **CARACAS**, de Nacionalidad: **VENEZOLANA**, de estado civil: Casado, y Soltera, titulares de las Cédulas de Identidad Nos: V-5534882 y V-5566177, respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario hace constar que informó a las partes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el ordinal 2° del Artículo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos: **LUISA FARIAS** y **ELIAS SILVA**, titulares de las cédulas de Identidad Nos: **V.- 5.392.210** y **V.-4.851.729**, respectivamente, quedando anotado bajo el No: **53**, Tomo: **192**, de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista Documento Constitutivo Estatutario de: **1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** inscrito por ante el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Mercantil del Dtto. Federal, el 31-3-1950 bajo el N° 379, Tomo 1-B., cuya última modificación fué efectuada por ante el Registro Mercantil I de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, en fecha: 14-07-99, bajo el No. 35, tomo 141-A-Pro., **2)** Acta de Junta Directiva No. 904, de fecha: 27-06-2003, en la cual se evidencian las facultades de **JUAN ANTONIO LOVERA V**, en su carácter de: **VICEPRESIDENTE CORPORATIVO DE FINANZAS,** para realizar el presente otorgamiento; **3)** Documento Constitutivo Estatutario de: **VENEZOLANO DE CREDITO S.A., Banco Universal,** inscrita por ante el Registro de Comercio del Juzgado de Primera instancia en lo Mercantil del Dtto. Federal, el 04-06-1925, bajo el 204, publicado en la Gaceta Municipal del Gobierno del Dtto. Federal, en fecha 06-06-1995, bajo el No. 3262, transformado en Banco Universal, cambiada su denominación social y modificado sus Estatutos, según documento inscrito en el Registro Mercantil I de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, el 24-01-2002, bajo el No. 11, Tomo 6-A-Pro, publicado en el Diario la Religión el 07-03-2002. Y Acta de Comité Directivo, de fecha 10-07-2003, donde se autoriza a **MARIA EUGENIA GAMEZ AZPURUA,**

para realizar el presente otorgamiento. Para este acto la Notaría se trasladó y constituyó en: ***TORRE COUNTRY, PISO 11, y BANCO VENEZOLANO DE CREDITO,*** *hoy a las: 3 PM y 2 PM, a petición de parte interesada, realizado por:* ***ELIAS SILVA.*** *C.I. N°:* ***V.-4.851.729,*** *escribiente:* ***II.*** *Funcionario autorizado de conformidad con el Artículo 29 del Reglamento de Notarías Públicas.*

LA NOTARIO PÚBLICO.-

Dra. Natiana ... de ...
NOTARIO INTERINO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DTTO. CAPITAL

LOS OTORGANTES.-

LOS TESTIGOS.-

LUISA FARIAS

ELIAS SILVA

EL FUNCIONARIO AUTORIZADO

55
192

CONTRATO DE COLOCACION

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.,** fundada en 1950, domiciliada en Caracas, cuya acta constitutiva y estatutos sociales fueron inscritos en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251) y cuya última modificación a sus estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141-A Pro, representada en este acto por el **Sr. JUAN ANTONIO LOVERA V.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la cédula de identidad **N° 5.534.882**, procediendo en su carácter de **Vicepresidente Corporativo de Finanzas** y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 904 del 27 de Junio de 2.003, que en lo sucesivo se denominará **" EL EMISOR "**, por una parte y por la otra, **VALORES VENCRED CASA DE BOLSA S.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda el día 18 de Noviembre de 1985, bajo el N° 2, Tomo 39-A Pro.; representada en este acto por los señores **YSIS VIVAS y GERONIMO PAOLINI.**, venezolanos, mayores de edad, domiciliados en Caracas y titulares de las cédulas de identidad **N° 5.312.418** y **N° 5.314.601** respectivamente, procediendo en su carácter de V.P. de Administración y Operaciones y Corredor público de Títulos Valores, respectivamente, facultados plenamente para este acto por la Junta Directiva de su representada, quien en lo adelante, y a los efectos del presente contrato se denomina **"EL AGENTE DE COLOCACION",** se ha convenido celebrar el presente contrato de colocación, que se rige por las siguiente cláusulas:

PRIMERA: Acuerdo de Emisión y sus Características

La Asamblea General Ordinaria de Accionistas de "**EL EMISOR**" celebrada el 25 de Abril de 2003, autorizó la emisión de papeles comerciales hasta por un monto de Quince Mil Millones de Bolívares (Bs. 15.000.000.000,oo). En este sentido, la Junta Directiva en su reunión N° 904 de fecha 27 de junio de 2003, haciendo uso de las facultades conferidas por referida Asamblea de Accionistas, fijó el monto de la emisión de Papeles Comerciales en hasta OCHO MIL

MILLONES DE BOLIVARES (BS.8.000.000.000,00), cuyas características serán especificadas en la emisión de cada serie que será publicada en un diario de alta circulación nacional. La presente emisión fue autorizada e inscrita en el Registro Nacional de Valores el día 30 de Octubre de 2003, bajo la Resolución N° 129-2003.

SEGUNDA: Vigencia

Este contrato entrará en vigencia a la fecha de su firma y se mantendrá en vigencia hasta tanto hayan sido pagados todos los Certificados de Custodia negociables de cada una de las series con base a la autorización otorgada por la Comisión Nacional de Valores el día 30 de Octubre de 2003, bajo la Resolución N° 129-2003.

TERCERA: Atribuciones de los Agentes de Colocación

"EL EMISOR" autoriza y faculta a **VALORES VENCRED, S.A.** para actuar como **"AGENTE DE COLOCACIÓN"** y para designar, si fuere necesario, a otros "Corredores Públicos de Títulos Valores" de las series que se emitan con base a la autorización señalada en la Cláusula anterior. A tales efectos, **"EL AGENTE DE COLOCACIÓN"** estará encargado de:

a.- Procurar en Base a Mayores Esfuerzos o cualquier modalidad que fijen las partes, la Colocación del monto de cada serie de Papeles Comerciales, en la proporción que le correspondiere.

b.- Efectuar cualquier trámite que se necesitara para la eficiente colocación del monto asignado en cada serie.

c.- De conformidad a lo establecido en las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano,** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998, **"EL AGENTE DE COLOCACION"** se compromete a llevar el registro de las personas naturales y jurídicas que adquieren cualesquiera de las series de papeles comerciales relativas a esta emisión, de conformidad a lo establecido en los Artículos 3 y 4 de las mencionadas normas y deberá estar a disposición de **"EL EMISOR"** una vez culminado el período de colocación, en caso de que le sea requerido.

"EL AGENTE DE COLOCACION" estará exceptuado de llevar este registro, cuando **EL EMISOR** efectúe directamente la colocación primaria de cualesquiera de las series, en cuyo caso será obligación de **"EL EMISOR"** llevar el registro de las personas naturales y jurídicas que adquieran las series de papeles comerciales relacionadas con la presente emisión, tal y como lo establece las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano.**

CUARTA: Legitimación de Capitales

"EL AGENTE DE COLOCACION" se obliga a cumplir con las disposiciones contenidas el las **Normas sobre la Prevención, Control y Fiscalización de la Operaciones de Legitimación de Capitales en el Mercado de Capitales Venezolano** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998.

QUINTA: Trámites y Gastos del Emisor

1. Las partes convienen expresamente en que la solicitud de autorización para hacer oferta pública de la referida emisión, será elaborada y tramitada por **"EL EMISOR"** ante la Comisión Nacional de Valores.
2. Las partes convienen en que los gastos correspondientes a impresión de los prospectos, impresión de los títulos únicos de cada serie y publicidad relativa a la colocación de las emisiones, estarán a cargo de "EL EMISOR".
3. Los gastos en que incurra **"EL AGENTE DE COLOCACION"** por cuenta de **"EL EMISOR"** requerirán la previa autorización de ésta.

SEXTA: Sistema de Colocación

"EL AGENTE DE COLOCACION" se compromete a procurar la colocación primaria de las series a que se refiere el presente contrato, mediante el sistema de "Colocación a Mayores Esfuerzos" o cualquier modalidad que fijen las partes y se anunciará en el aviso de prensa, el cual se encuentra definido en el Artículo 1°, Numeral 10, de las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones".

"**EL AGENTE DE COLOCACION**" se obliga a dar cumplimiento a todas las disposiciones aplicables que se deriven de las citadas Normas para la colocación primaria de los papeles comerciales a los cuales se refiere este contrato, así como a las cláusulas contenidas en el presente convenio. En la oportunidad de cada serie, "**EL EMISOR**" deberá emitir un Título Unico por el monto efectivamente colocado, el cual permanecerá en custodia de "**EL EMISOR**" que actuará como Agente de Pago para cada serie, lo cual será especificado en el aviso de prensa correspondiente. En el momento de efectuarse la venta, "**EL AGENTE DE COLOCACION**" deberá entregar a cada inversionista un recibo de caja el cual deberá ser canjeado por un certificado de custodia negociable emitido por "**EL EMISOR**" en su carácter de Custodio del Título Unico que conforma cada serie.

SEPTIMA: Distribución, Plazo y Forma

"**EL AGENTE DE COLOCACION**" comenzará a colocar el monto total de cada serie en la oportunidad en que sean publicados los avisos de prensa participando la emisión de cada serie. En la contratación que celebre "**EL AGENTE DE COLOCACION**" con otros Agentes de Colocación según lo previsto en la cláusula segunda, deberá establecerse: Diariamente las Sociedades de Corretaje de títulos valores, depositarán en la cuenta que "**EL EMISOR**" le haya indicado previamente y por escrito a "**EL AGENTE DE COLOCACION**" los fondos recaudados por sus ventas y enviarán a "**EL AGENTE DE COLOCACION**" conjuntamente con los comprobantes de los depósitos Bancarios el formulario diseñado por este último, en el cual se especificarán los montos colocados, así como otros datos relativos a dichas colocaciones.

Los fondos deberán ser entregados a "**EL EMISOR**" el día de la fecha valor de la venta, mediante depósito de los mismos en la cuenta, que a tal efecto, "**EL EMISOR**" le haya indicado previamente y por escrito a "**EL AGENTE DE COLOCACION**".

OCTAVA: Comisiones

"**EL AGENTE DE COLOCACION**" percibirá por los servicios prestados conforme al presente contrato, una comisión de 0,70% en caso de inversionistas **personas jurídicas** y de 1,50% en caso de inversionistas **personas naturales**, por año sobre el monto total efectivamente

por ellos colocado de la emisión autorizada por la Comisión Nacional de Valores, la cual será cancelada de la forma siguiente:

- Dicha comisión será pagada por **"EL EMISOR"** al finalizar el período de colocación de cada serie o cuando la serie esté totalmente colocada, lo primero que ocurra, una vez retenido el impuesto sobre la renta correspondiente.

Queda expresamente convenido que **"EL AGENTE DE COLOCACION"** enviará a **"EL EMISOR"** la factura especificando el Impuesto al Valor Agregado, actualmente equivalente al dieciséis por ciento (16,00 %), una vez enterado, calculado sobre el monto a cancelar a **"EL AGENTE DE COLOCACION"** de conformidad con lo establecido en el Decreto de Ley que establece el Impuesto al Valor Agregado publicado en la Gaceta Oficial de la República de Venezuela Nº 5.601 Extraordinario, de fecha treinta (30) de Agosto de 2.002. Quedando expresamente entendido que el pago de la comisión a **"EL AGENTE DE COLOCACION"** se efectúa por los servicios que presta al Emisor de acuerdo a este contrato.

NOVENA: Indemnización

"EL EMISOR" se obliga a mantener a salvo la responsabilidad de **"EL AGENTE DE COLOCACION"**, por cualquier reclamación que pudiese existir, por haber sido incorrecta, insuficiente o falsa la información publicada, derivada, generada y/o autorizada por **"EL EMISOR"** relacionada con la emisión de Papeles Comerciales a que hace referencia la Cláusula Primera. En consecuencia, **"EL EMISOR"** se compromete a indemnizar a **"EL AGENTE DE COLOCACION"** por cualquier perjuicio que las circunstancias antes mencionadas pudieran haberle causado.

DECIMA: Arbitraje y Domicilio

Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento. Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma

señalada en el Reglamento del Centro de Arbitraje de la Cámara de Comercio de Caracas, en las direcciones indicadas al final de este contrato.

Ambas partes eligen a la ciudad de Caracas como domicilio especial y exclusivo, para todos los fines de este contrato.

Las direcciones de notificación de las partes son las siguientes:

"EL EMISOR": Av. Francisco de Miranda, Torre Country Club, piso 11, Chacaíto.

"EL AGENTE DE COLOCACION": Avenida Alameda, Torre Venezolano de Crédito, Urb. San Bernardino, Piso 1, al lado de la Electricidad de Caracas. Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de autenticación.

REPUBLICA BOLIVARIANA DE VENEZUELA
1000 Mil Bolívares
SENIAT
F-02 01056731
Nombre del solicitante:

REPUBLICA BOLIVARIANA DE VENEZUELA
1000 Mil Bolívares
SENIAT
F-02 01056728
Nombre del solicitante: MANDA, S.A.C.A.
Número de identificación:
Fecha: 18/11/2003
Concepto: AUT

REPÚBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. NATIANA DERETT DE CLERC. NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, Caracas, Dieciocho (18) de Noviembre del año dos mil tres (2.003). 193° y 144°. El anterior documento redactado por el abogado: **NELLY GONZÁLEZ DÍAZ**, inscrito en el Inpreabogado bajo el No: **31291**, fue presentado para su **AUTENTICACIÓN** y devolución según planilla No: **279756**, de fecha: **14-11-2003.** Presentes sus Otorgantes dijeron llamarse: **JUAN ANTONIO LOVERA V, YSIS VIVAS y GERONINO PAOLINI,** mayores de edad, domiciliados en: **CARACAS**, de Nacionalidad: **VENEZOLANA,** de estado civil: Casado, Soltera y Soltero, titulares de las Cédulas de Identidad Nos: V-5534882, V-5.312.418, y V-5.314.601, respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario hace constar que informó a las partes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el ordinal 2° del Artículo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos: **LUSVIOLETH DELFIN y ELIAS SILVA**, titulares de las cédulas de Identidad Nos: **V.- 16.661.984** y **V.-4.851.729**, respectivamente, quedando anotado bajo el No: **55**, Tomo: **192**, de los libros de Autenticaciones llevados por ésta Notaria. La Notario que suscribe hace constar que tuvo a la vista Documento Constitutivo Estatutario de: **1) MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, inscrito por ante el Registro de Comercio que llevaba el Juzgado de Primera Instancia en lo Mercantil del Dtto. Federal, el 31-3-1950 bajo el N° 379, Tomo 1-B., cuya última modificación fué efectuada por ante el Registro Mercantil I de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, en fecha: 14-07-99, bajo el No. 35, tomo 141-A-Pro., **2)** Acta de Junta Directiva No. 904, de fecha: 27-06-2003, en la cual se evidencian las facultades de **JUAN ANTONIO LOVERA V,** en su carácter de: **VICEPRESIDENTE CORPORATIVO DE FINANZAS,** para realizar el presente otorgamiento; **3)** Documento Constitutivo Estatutario de: **VALORES VENCRED CASA DE BOLSA, S.A.,** inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, el 18-11-1985, bajo el No. 2, Tomo 39-A-Pro. Documento en el cual se evidencian las facultades de: **ISYS VIVAS y GERONIMO PAOLINI,** en su carácter de: **VICEPRESIDENTE DE ADMINISTRACION y OPERACIONES y CORREDOR PÚBLICO DE TITULOS VALORES,** para otorgar el presente documento.- Para este acto la Notaría se trasladó y constituyó en: Torre Country Club piso 11, Chaguito a San Bernardino, hoy a las: 2 PM, a petición de parte interesada, realizado por: **ELIAS SILVA.** C.I. N°: **V.-4.851.729,** escribiente: **II,**

Funcionario autorizado de conformidad con el Artículo 29 del Reglamento de Notarías Públicas.

LA NOTARIO PÚBLICO.-

Dayl Nohemí Derett de Clerc
NOTARIO INTERINO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DTTO. CAPITAL

LOS OTORGANTES.-

LOS TESTIGOS.-

LUSVIOLETH DELFIN

ELIAS SILVA

EL FUNCIONARIO AUTORIZADO